Exhibit 99.1

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2014, the Company had approximately 197 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited    Annual Report 2014

Contents

Definitions and Material Risk Alert	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	10

Report of the Board of Directors	29

Report of the Supervisory Committee	36

Significant Events	39

Changes in Share Capital and Shareholders Information	50

Directors, Supervisors, Senior Management and Employees	54

Corporate Governance	70

Internal Control	92

Honors and Awards	96

Independent Auditors’ Report	97

Consolidated Statement of Financial Position	98

Statement of Financial Position	100

Consolidated Statement of Comprehensive Income	102

Consolidated Statement of Changes in Equity	104

Consolidated Statement of Cash Flows	105

Notes to the Consolidated Financial Statements	107

Embedded Value	217

China Life Insurance Company Limited    Annual Report 2014

Definitions and Material Risk Alert

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a subsidiary of CLIC

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	for the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to macro trends, risks relating to business and risks relating to investments. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited    Annual Report 2014

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yang Mingsheng

Board Secretary: Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631244

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 1403, 14/F., C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

China Life Insurance Company Limited    Annual Report 2014

Company Profile

CSRC’s Designated Website for the Company’s Annual Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Annual Reports may be Obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:

Stock Type	A Share	H Share	ADR
Exchanges on which the Stocks are Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Stock Short Name	China Life	China Life	—
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020

Date of the Latest Change of Registration of the Company:

19 June 2014

Latest Change of the Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

China Life Insurance Company Limited    Annual Report 2014

Company Profile

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:	Ernst & Young Hua Ming LLP

	Address:	Level 16, Ernst & Young Tower, Oriental Plaza, No.1 East Changan Avenue, Dongcheng District, Beijing, P.R. China

Name of the Signing Auditors: Zhang Xiaodong, Huang Yuedong

International Auditor:	Ernst & Young
	Address:	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Changes in the Main Business of the Company since the Company’s Initial Public Offering:

None

Changes of the Controlling Shareholder of the Company since the Company’s Initial Public Offering:

None

China Life Insurance Company Limited    Annual Report 2014

Financial Summary

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]	2014	2013	Change	2012	2011	2010

For the year ended
Total revenues	440,766	417,883	5.5%	371,485	370,899	385,838
Net premiums earned	330,105	324,813	1.6%	322,126	318,276	318,088
Benefits, claims and expenses	404,275	391,557	3.2%	363,554	352,599	346,601
Insurance benefits and claims expenses	315,294	312,288	1.0%	300,562	290,717	279,632
Profit before income tax	40,402	29,451	37.2%	10,968	20,513	41,008
Net profit attributable to equity holders of the Company	32,211	24,765	30.1%	11,061	18,331	33,626
Net cash inflow from operating activities	78,247	68,292	14.6%	132,182	133,953	178,600

As at 31 December
Total assets	2,246,567	1,972,941	13.9%	1,898,916	1,583,907	1,410,579
Investment assets[2]	2,100,870	1,848,681	13.6%	1,790,838	1,494,969	1,336,245
Total liabilities	1,959,236	1,750,356	11.9%	1,675,815	1,390,519	1,200,104
Total equity holders’ equity	284,121	220,331	29.0%	221,085	191,530	208,710

Per share (RMB)
Earnings per share (basic and diluted)	1.14	0.88	30.1%	0.39	0.65	1.19
Equity holders’ equity per share	10.05	7.80	29.0%	7.82	6.78	7.38
Net cash inflow from operating activities per share	2.77	2.42	14.6%	4.68	4.74	6.32

Major financial ratio
Weighted average ROE (%)	12.83	11.22	increase of 1.61 percentage points	5.38	9.16	16.02
Ratio of assets and liabilities[3] (%)	87.21	88.72	decrease of 1.51 percentage points	88.25	87.79	85.08
Gross investment yield[4] (%)	5.36	4.86	increase of 0.50 percentage points	2.79	3.51	5.11

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits + Investment properties
3.	Ratio of assets and liabilities = Total liabilities/Total assets
4.	Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment)/ ((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2014

Chairman’s Statement

In 2014, the world economic recovery was difficult and the downward pressure on China’s economy increased continuously. There was an array of interrelated problems and challenges. Amidst such a complicated business situation accompanied by more fierce competitions in financial and insurance markets, the Company, with scientific planning and reasonable deployment, closely adhered to the business strategy of “prioritizing value, stabilizing volume, optimizing structure and expanding sources of profit”, solidly promoted the “innovation-driven development strategy”, actively implemented the development tactics of “Five Focuses”, which is the focuses on creating more business value, greater sales force, regular premiums, individual life insurance and market in urban areas, persistently overcame difficulties, and achieved a series of encouraging results. Under a great deal of pressures resulting from the intensive termination of renewal premiums, the Company’s business volume developed with ensuring stability. Meanwhile, the Company achieved obvious results in structural adjustments by putting more efforts on the development of insurance businesses with mid- and long-term regular premiums, realized a noticeable increase in its new business value by effectively tackling the challenges of market-oriented reform of premium rates, and strongly enhanced the sales force and its productivity by adhering to the strategy of “effective expansion”. At the critical point of surmounting difficulties on reform, the Company made a breakthrough of the innovation-driven development, realized solid prevention and control of its operation risks and achieved a sound and steady business development in the meanwhile. Suffice it to say that the Company has confidently taken a new step forward on its road of transformation and upgrading.

China Life Insurance Company Limited    Annual Report 2014

Chairman’s Statement

During the Reporting Period, the Company’s total revenue was RMB440,766 million, a 5.5% increase year-on-year; net profit attributable to equity holders of the Company was RMB32,211 million, a 30.1% increase year-on-year; earnings per share (basic and diluted) were RMB1.14, a 30.1% increase year-on-year. One-year new business value was RMB23,253 million, a 9.2% increase year-on-year. The Company’s market share2 in 2014 was approximately 26.1%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,246,567 million, an increase of 13.9% from the end of 2013; embedded value was RMB454,906 million, an increase of 32.9% from 2013. As at 31 December 2014, the Company’s solvency ratio was 294.48%.

The Board of Directors of the Company proposes the payment of a final dividend of RMB0.40 per share (inclusive of tax), subject to the shareholders’ approval at the 2014 Annual General Meeting to be held on Thursday, 28 May 2015.

The Company continued to actively undertake its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents, New Village Cooperative Medical Insurance and New Rural Pension Insurance, as well as Rural Micro-insurance business. In addition, the Company provided insurance coverage for astronauts, aerospace scientists, and over 160,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company continually donated RMB30 million to the China Life Foundation. It also donated over RMB36 million through the China Life Foundation to relevant organizations to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans; to provide funding for the poverty alleviation projects in Yunxi County in Hubei Province, and Tiandeng County and Longzhou County in Guangxi Zhuang Autonomous Region; to provide subsidies for families bereft of their only child; to provide funding for the construction of kidney dialysis clinics in grass-root hospitals in some rural areas in Liaoning Province; to provide funding for equipping rural hospitals in southern Ningxia mountainous area with ambulances and color type-B ultrasonic medical devices; and to offer the “screening of two types of cancers” and the protection of serious diseases for women in poverty-stricken areas.

The year 2015 marks the in-depth and thorough implementation of “Opinions on Promoting the Development of the Modern Insurance Service Industry” (hereinafter referred to as the “New Ten Rules”), and the final phase of China’s 12th Five-Year Plan. Under the “new normal” state of China’s economic growth, the insurance industry will enter into a new period characterized by “leaping development, big challenges, major adjustments and great differentiations”. The industry’s social status is expected to be further elevated, the market further expanded, the pace of innovation further accelerated, and the development environment further optimized. The Company will seek to speed up its business development, make breakthroughs in the “Five Focuses” and overcome bottleneck problems by adhering to the working guidelines of “capturing opportunities, acting proactively, advancing prudently and developing innovatively” and firmly implementing the operation ideas of “emphasizing value, strengthening sales force, optimizing structure and achieving stable growth”, to strive to strengthen the Company’s sustainable development capacity and core competitiveness, and to embark on a new march of transformation and upgrading.

The Company will aim to maintain its leading position in the market by striving for a stable growth, and to increase the new business value by deeply advancing the structural adjustment. With the exclusive individual agents as the main channel, the Company will further accelerate the development of insurance businesses with mid- and long-term regular premiums, improve the group insurance channel business and its benefit contribution, accelerate the development of bancassurance businesses with regular premiums and push forward transformation of the bancassurance channel, actively enhance the construction and development of new sales channels such as tele-sales, online sales and direct sales over the counter. Meanwhile, the Company will continue to make strategic

[2]	Calculated according to the premium data of life insurance companies in 2014 released by the CIRC.

China Life Insurance Company Limited    Annual Report 2014

Chairman’s Statement

investment in the construction of the sales teams, promote the transformation and upgrading of the traditional sales teams, and build up, from a high starting point, a new type of “comprehensive individual agent team” which includes among others, new types of Service & Up-selling teams and new types of insurance planners. While reinforcing and improving its competitive advantages in county-level markets, the Company will take more proactive and effective measures to further accelerate its business development in some key cities. Integration and interaction in resources and channels will be realized for the Company to reduce the barrier among insurance businesses with different promotion channels. The Company will further implement the “innovation-driven development strategy” in putting more efforts in product innovation and establishing an efficient research and development mechanism to satisfy customers’ diversified demands for insurance. To realize a higher level of operation management and a better customer experience, the Company will establish the “Rui Operation” mode with multiple service contacts at the front end, combined with shared operations at the provincial level and intelligent operations in the headquarter and construct a comprehensive business processing system. Finally, the Company will operate strictly in compliance with applicable laws and regulations and take strict precautions against key risks to realize a sound and sustainable development.

The “New Ten Rules” brings another new era for the development of the insurance industry, according to which, the development of the insurance industry has been promoted from the industry’s will to the state’s will, and the Company will take full advantages of such policy-oriented opportunities and proactively gain the initiatives in the industry’s new round of development. The Company will continue to strengthen its cooperation with the government, accelerate the development of policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents and New Village Cooperative Medical Insurance, and reinforce its leading position in the industry. Furthermore, the Company will actively follow up with the implementation process of individual income tax deferred commercial pension policy and design insurance products accordingly, to seize market opportunities. Meanwhile, the Company will further expand the pension and health insurance product lines, accelerate the development of commercial pension and health business and promote professional management of health insurance, as well as actively explore the interaction between commercial businesses and policy-oriented businesses.

In such a new situation with new opportunities and new challenges, all of us in China Life will strengthen our confidence, ride on the momentum, seize every opportunity to boost development, work together to make breakthroughs, continuously push forward corporate transformation and upgrading and improve the Company’s capacity for sustainable development and core competences. By consistently following the corporate culture of “Success for you, by you”, the Company will aim to provide all customers with higher qualified services and create greater value for all the shareholders, and relentlessly strive to achieve a new success for China Life.

By Order of the Board Yang Mingsheng Chairman

Beijing, China 24 March 2015

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

I	OVERVIEW OF OPERATIONS IN 2014

In 2014, the Company achieved a steady growth of its business and maintained its leading position in the market, with its business structure significantly optimized and the operating results noticeably improved. During the Reporting Period, net profit attributable to equity holders of the Company was RMB32,211 million, an increase of 30.1% from 2013; and one-year new business value was RMB23,253 million, an increase of 9.2% from 2013. As at the end of the Reporting Period, the Company’s embedded value was RMB454,906 million, an increase of 32.9% from 2013. During the Reporting Period, the Company’s net premiums earned was RMB330,105 million, an increase of 1.6% from 2013 with RMB285,574 million from life insurance business, decreased by 1.8% from 2013, RMB32,624 million from health insurance business, increased by 34.9% from 2013, RMB11,907 million from accident insurance business, increased by 20.3% from 2013; first-year premiums for policies with insurance duration of more than one year increased by 1.4% from 2013, first-year regular premiums increased by 15.5% from 2013, and the percentage of first-year regular premiums in first-year premiums for policies with insurance duration of more than one year increased to 39.94% in 2014 from 35.05% in 2013; first-year regular premiums with 10 years or longer payment duration increased by 22.0% from 2013, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 55.33% in 2014 from 52.40% in 2013; renewal premiums decreased by 1.4% from 2013, and the percentage of renewal premiums in gross written premiums decreased to 56.82% in 2014 from 58.45% in 2013. As at 31 December 2014, the number of in-force policies increased by 11.3% from the end of 2013; the Policy Persistency Rate (14 months and 26 months)3 reached 89.00% and 86.00%, respectively; and the Surrender Rate4 was 5.46%, a 1.60 percentage point increase from 2013.

[3]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

With respect to the exclusive individual agent channel, its business scale increased steadily and the business structure was optimized evidently. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 3.9% year-on-year; first-year premiums for policies with insurance duration of more than one year increased by 8.3% year-on-year; first-year regular premiums increased by 8.7% year-on-year; first-year regular premiums with 10 years or longer payment duration increased by 17.0% year-on-year; the percentages of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in gross first-year regular premiums were 96.03% and 68.36% respectively, increased by 10.23 and 4.89 percentage points year-on-year; and renewal premiums increased by 3.0% year-on-year. The Company achieved fruitful results in its persistent implementation of the “effective expansion” strategy for team building. As at the end of the Reporting Period, the Company had a total of 743,000 exclusive individual agents which increased by 13.8% from 2013. The Company continued to promote the professional development for the exclusive individual agent channel, and achieved great results in both product strategy and sales planning.

With respect to the group insurance channel, businesses with higher profit margin maintained a relatively fast growth, and the overall premiums volume remained stable. During the Reporting Period, gross written premiums of the group insurance channel remained stable; short-term insurance premiums increased by 12.7% year-on-year and short-term accident insurance premiums increased by 14.5% year-on-year. The group insurance channel actively provided services for economic and social development, participated in the building of the social security system, broadened the service areas by actively developing the medical insurance business in the high-end market, and effectively improved the development of insurance for college-graduate village officials, planned birth insurance and accident insurance for senior citizens. The Company also actively operated the multinational co-insurance business and the international insurance business such as the travel insurance for Sino-Russian tourism. As at the end of the Reporting Period, the Company had a total of 19,000 group insurance sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to new changes in regulatory policies and new challenges from market competition by strengthening product innovation, deepening channel cooperation and enhancing the construction of sales team. While maintaining the business to a certain scale, the Company actively adjusted its business structure, made great efforts in developing businesses with regular premiums and achieved preliminary results in its transformation. During the Reporting Period, gross written premiums from the bancassurance channel decreased by 7.3% year-on-year, first-year premiums of policies with insurance duration of more than one year decreased by 0.4% year-on-year, first-year regular premiums increased by 41.0% year-on-year, and first-year regular premiums with 5 years or longer payment duration increased by 98.5% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 61,000, with a total of 71,000 sales representatives.

In 2014, China’s equity market and bond market were both bullish with yields of bonds continued their downside trend, and valuations of blue chip shares increased significantly. The Company actively responded to the capital market by continuously diversifying investment products and channels and optimizing asset allocation structure. In terms of investment portfolios, the Company increased its allocation in equity, other financial products and high-grade credit bonds; in terms of investment management, the Company substantially pushed forward the market-oriented entrusted investment management for both domestic and international market, and promoted diversification of investment styles and strategies; in terms of investment

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

territories, the Company explored various ways of overseas investment, prudently pushed forward overseas commercial real estate project investment, and the pilot program of open market strategies. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,100,870 million, an increase of 13.6% from the end of 2013. Among the major types of investments, the percentage of bonds decreased to 44.77% from 47.25% as at the end of 2013, the percentage of term deposits decreased to 32.85% from 35.93% as at the end of 2013, the percentage of equity investment allocation increased to 11.23% from 8.39% as at the end of 2013, and the financial assets5 allocation such as the debt investment plans and trust schemes increased to 4.32% from 3.14% as at the end of 2013. During the Reporting Period, interest income increased steadily, and net investment yield6 was 4.71%. Spread income and fair value gains and losses increased significantly and the impairment losses of assets decreased noticeably, as a result of which the gross investment yield was 5.36% and gross investment yield including share of profit of associates and joint ventures7 was 5.45%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income8 was 8.56%.

In 2014, the Company thoroughly implemented the “innovation-driven development strategy”. The Company stepped up the efforts in developing innovative products, and launched 41 new products, including a cancer insurance product. The Company received industrial awards for 6 of these 41 new products. The Company innovated the sales modes with the strategy of innovating product portfolios and effectively promoted the sales of its major products. The Company achieved quick development and value enhancement of regular premiums of long-term insurance business by innovating sales methods and reinforcing customer relation management through various customer value-added activities. The Company made great efforts in channel innovation and carried out pilot program of direct sales over the counter, which generated over RMB3 billion of premiums from the sale of new policies over the counters in all branches of the Company. With the smooth implementation of innovation in services and technology, the internet technology has been increasingly applied in the Company’s businesses. For example, the E-customer Service with on-line services and the mobile phone app services as its core was launched, and the electronic policies for the short-term insurance business were adopted; the number of E-China Life users reached 710,000 and the number of registered users of Cloud Assistant reached 470,000. With the launch of a smart claim settlement platform, the average claim settlement efficiency was increased by 8.9%. The Company further improved its service by pushing forward the pilot program of “95519” call center consolidation and optimized its operation management model by carrying out the centralized pilot programs in “two-core” regions, improved customer experience by organizing service experience activities and optimizing 58 service processes. By accelerating the mechanism innovation in investment management, the Company made

[5]	Including debt investment plans, trust schemes, project asset-backed plans, asset-backed securities and specialized asset management plans.
[6]	Net investment yield = (Investment income + Net income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[7]	Gross investment yield including share of profit of associates and joint ventures = (Investment income + Net realised gains/ (losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment + Share of profit of associates and joint ventures) / ((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)
[8]	Comprehensive investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

breakthroughs in market-oriented entrusted investment management for Chinese domestic and overseas market. 15 domestic and 8 overseas professional investment management institutions, which were selected in the first round by the Company to manage different types of investment portfolios, generated periodical results.

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. In addition, the Company benchmarked its internal control system to the “Internal Control-Integrated Framework (2013)” issued by the U.S. Committee of Sponsoring Organizations (COSO) in order to adapt to new framework requirements. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the comprehensive risk management framework, reinforced the mechanism of “top-down” transmission for its risk preference system, implemented the work in relation to risk monitoring and risk early-warning classification management, conducted quantitative analysis of operating risk management, and improved its precaution capability in key risk areas.

II	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(1)	Total Revenues

For the year ended 31 December	2014	RMB million 2013

Net premiums earned	330,105	324,813
Life insurance business	285,574	290,738
Health insurance business	32,624	24,180
Accident insurance business	11,907	9,895
Investment income	93,548	82,816
Net realised gains and impairment on financial assets	7,120	5,793
Net fair value gains/(losses) through profit or loss	5,808	137
Other income	4,185	4,324

Total	440,766	417,883

Net Premiums Earned

1.	Life Insurance Business

During the Reporting Period, net premiums earned from life insurance business decreased by 1.8% from 2013. This was primarily due to the Company’s proactive control on the single premiums volume and a decrease in the renewal premiums earned.

2.	Health Insurance Business

During the Reporting Period, net premiums earned from health insurance business increased by 34.9% from 2013. This was primarily due to the Company’s enhanced efforts in developing health insurance business.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

3.	Accident Insurance Business

During the Reporting Period, net premiums earned from accident insurance business increased by 20.3% from 2013. This was primarily due to the Company’s enhanced efforts in adjusting business structure, implementing active financial policies, strengthening team building and motivating local branches’ initiatives in business expansion.

Gross written premiums categorized by business:

For the year ended 31 December	2014	RMB million 2013

Life Insurance Business	285,619	290,778
First-year business	111,346	110,946
Single	70,006	74,629
First-year regular	41,340	36,317
Renewal business	174,273	179,832
Health Insurance Business	33,192	24,713
First-year business	19,525	13,829
Single	14,459	9,995
First-year regular	5,066	3,834
Renewal business	13,667	10,884
Accident Insurance Business	12,199	10,799
First-year business	12,049	10,788
Single	11,888	10,633
First-year regular	161	155
Renewal business	150	11

Total	331,010	326,290

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

Gross written premiums categorized by channel:

For the year ended 31 December	2014	RMB million 2013

Exclusive Individual Agent Channel	205,417	197,698
First-year business of long-term insurance	34,455	31,815
Single	335	413
First-year regular	34,120	31,402
Renewal business	165,131	160,302
Short-term insurance business	5,831	5,581
Group Insurance Channel	17,440	17,658
First-year business of long-term insurance	2,989	4,720
Single	2,878	4,561
First-year regular	111	159
Renewal business	506	563
Short-term insurance business	13,945	12,375
Bancassurance Channel	99,825	107,658
First-year business of long-term insurance	77,881	78,178
Single	65,918	69,695
First-year regular	11,963	8,483
Renewal business	21,815	29,387
Short-term insurance business	129	93
Other Channels[1]	8,328	3,276
First-year business of long-term insurance	1,262	280
Single	889	18
First-year regular	373	262
Renewal business	638	475
Short-term insurance business	6,428	2,521

Total	331,010	326,290

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

Investment Income

For the year ended 31 December	2014	RMB million 2013

Investment income from securities at fair value through profit or loss	1,677	1,542
Investment income from available-for-sale securities	23,029	19,596
Investment income from held-to-maturity securities	25,357	22,588
Investment income from bank deposits	34,934	32,667
Investment income from loans	8,138	5,773
Other investment income	413	650

Total	93,548	82,816

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 8.8% from 2013. This was primarily due to an increase in interest income from debt securities at fair value through profit or loss.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 17.5% from 2013. This was primarily due to an increase in dividend income from available-for-sale funds and interest income from available-for-sale debt securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 12.3% from 2013. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in high-grade credit bonds and financial bonds in light of market conditions.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 6.9% from 2013. This was primarily due to a slight increase in the allocation volume of ordinary term deposits.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 41.0% from 2013. This was primarily due to an increase in the volume of policy loans and the Company’s increased allocation in diversified investments such as the debt investment plans and trust schemes.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets increased by 22.9% from 2013. This was primarily due to a decrease in impairment losses of available-for-sale stocks and an increase in spread income from trading funds.

Net Fair Value Gains/(Losses) through Profit or Loss

During the Reporting Period, net fair value gains/(losses) through profit or loss increased by 4,139.4% from 2013. This was primarily due to a significant increase in the allocation of securities at fair value through profit or loss and an increase in the market value of these securities.

Other Income

During the Reporting Period, other income decreased by 3.2% from 2013, remaining stable.

(2)	Benefits, Claims and Expenses

For the year ended 31 December	2014	RMB million 2013

Insurance benefits and claims expenses	315,294	312,288
Life insurance business	288,868	293,932
Health insurance business	22,434	15,055
Accident insurance business	3,992	3,301
Investment contract benefits	1,958	1,818
Policyholder dividends resulting from participation in profits	24,866	18,423
Underwriting and policy acquisition costs	27,147	25,690
Finance costs	4,726	4,032
Administrative expenses	25,432	24,805
Other expenses	4,151	3,864
Statutory insurance fund contribution	701	637

Total	404,275	391,557

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

1	Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to life insurance business decreased by 1.7% from 2013. This was primarily due to a decrease in maturities payable of life insurance business.

2	Health Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to health insurance business increased by 49.0% from 2013. This was primarily due to an increase in the volume of health insurance business.

3	Accident Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to accident insurance business increased by 20.9% from 2013. This was primarily due to an increase in the volume of accident insurance business.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 7.7% from 2013. This was primarily due to an increase in the volume of certain investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 35.0% from 2013. This was primarily due to an increase in investment yields for the participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 5.7% from 2013. This was primarily due to an increase in underwriting costs for first-year regular premium business resulting from an improvement in the Company’s business structure.

Finance Costs

During the Reporting Period, finance costs increased by 17.2% from 2013. This was primarily due to an increase in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 2.5% from 2013. This was primarily due to an effective curb on administrative expenses growth resulting from the Company’s enhanced efforts in cost control.

Other Expenses

During the Reporting Period, other expenses increased by 7.4% from 2013. This was primarily due to an increase in business taxes and surcharges expenses resulting from an increase in taxable income from investment.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

(3)	Profit before Income Tax[9]

For the year ended 31 December	2014	RMB million 2013

Life insurance business	30,651	22,038
Health insurance business	3,252	2,739
Accident insurance business	1,546	608
Other business	4,953	4,066

Total	40,402	29,451

1	Life Insurance Business

During the Reporting Period, profit before income tax in life insurance business increased by 39.1% from 2013. This was primarily due to an increase in investment yield.

2	Health Insurance Business

During the Reporting Period, profit before income tax in health insurance business increased by 18.7% from 2013. This was primarily due to an increase in business volume and investment yield.

3	Accident Insurance Business

During the Reporting Period, profit before income tax in accident insurance business increased by 154.3% from 2013. This was primarily due to an increase in business volume and an improvement in business quality.

4	Other Business

During the Reporting Period, profit before income tax in other business increased by 21.8% from 2013. This was primarily due to an increase in investment yield of subsidiaries and net profits of associates.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB7,888 million, a 77.5% increase from 2013. This was primarily due to the combined effect of taxable income and deferred tax.

[9]	In response to favorable market opportunities for health insurance and accident insurance businesses in recent years, the Company has increased its efforts in developing health insurance and accident insurance businesses. In particular, the health insurance business has been growing rapidly and the income generated from health insurance business has increased gradually as a percentage of the Company’s gross written premiums. Meanwhile, the income derived from the previously reported group life insurance, short-term insurance and supplementary major medical insurance segments represented an insignificant percentage of the Company’s gross written premiums. In order to better reflect the changes in the Company’s external environment, its business structure and the objectives of its future development, as well as providing the report readers with more useful information, the Company has realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and other. The Company’s management has conducted analysis and evaluation on the operating results based on the new reporting segments in 2014. For a detailed discussion, please refer to our financial statements.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB32,211 million, a 30.1% increase from 2013. This was primarily due to the increase in investment yield and the change of discount rate assumption of reserves of traditional insurance contracts.

III	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(1)	Major Assets

	As at 31 December 2014	RMB million As at 31 December 2013

Investment assets	2,100,870	1,848,681
Term deposits	690,156	664,174
Held-to-maturity securities	517,283	503,075
Available-for-sale securities	607,531	491,527
Securities at fair value through profit or loss	53,052	34,172
Securities purchased under agreements to resell	11,925	8,295
Cash and cash equivalents	47,034	21,330
Loans	166,453	118,626
Statutory deposits – restricted	6,153	6,153
Investment properties	1,283	1,329
Other assets	145,697	124,260

Total	2,246,567	1,972,941

Term Deposits

As at the end of the Reporting Period, term deposits increased by 3.9% from the end of 2013. This was primarily due to the increased allocation volume of ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 2.8% from the end of 2013. This was primarily due to the increased allocation in high-grade credit bonds and financial bonds in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 23.6% from the end of 2013. This was primarily due to the increased allocation in high-grade credit bonds and funds in light of market conditions.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 55.2% from the end of 2013. This was primarily due to the increased allocation in common stocks at fair value through profit or loss.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 120.5% from the end of 2013. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 40.3% from the end of 2013. This was primarily due to an increase in policy loans volume and the increased allocation in diversified investments such as debt investment plans and trust schemes.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 3.5% from the end of 2013. This was primarily due to a depreciation of the investment properties.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

			RMB million
	As at 31 December 2014		As at 31 December 2013
	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	1,804,598	85.90%	1,662,770	89.94%
Term deposits	690,156	32.85%	664,174	35.93%
Bonds	940,619	44.77%	873,585	47.25%
Insurance asset management products[1]	62,348	2.97%	55,107	2.98%
Other fixed-maturity investments[2]	111,475	5.31%	69,904	3.78%
Equity investments	236,030	11.23%	154,957	8.39%
Common stocks	94,933	4.52%	79,727	4.31%
Funds	83,620	3.98%	58,991	3.19%
Other equity investments[3]	57,477	2.73%	16,239	0.89%
Investment properties	1,283	0.06%	1,329	0.07%
Cash, cash equivalents and others[4]	58,959	2.81%	29,625	1.60%

Total	2,100,870	100%	1,848,681	100%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plans and project asset-backed plans.
2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits – restricted, etc.
3.	Other equity investments include private equity funds, unlisted equities, equity investment plans, etc.
4.	Cash, cash equivalents and others include cash and cash equivalents and securities purchased under agreements to resell.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

(2)	Major Liabilities

	As at 31 December 2014	RMB million As at 31 December 2013

Insurance contracts	1,603,446	1,494,497
Investment contracts	72,275	65,087
Securities sold under agreements to repurchase	46,089	20,426
Policyholder dividends payable	74,745	49,536
Annuity and other insurance balances payable	25,617	23,179
Interest-bearing loans and borrowings	2,623	—
Bonds payable	67,989	67,985
Deferred tax liabilities	19,375	4,919
Other liabilities	47,077	24,727

Total	1,959,236	1,750,356

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 7.3% from the end of 2013. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, the Company’s insurance contracts reserves passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 11.0% from the end of 2013. This was primarily due to an increase in the volume of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 125.6% from the end of 2013. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 50.9% from the end of 2013. This was primarily due to an increase in investment yields for participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 10.5% from the end of 2013. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

In June 2014, to meet the needs of overseas investment, one of the Company’s subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years. As at the end of the Reporting Period, the loan balance was RMB2,623 million.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable from the end of 2013. This was primarily due to the fact that no subordinated debts were issued by the Company in 2014.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 293.9% from the end of 2013. This was primarily due to an increase in the fair value of the available-for-sale financial assets.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB284,121 million, a 29.0% increase from the end of 2013. This was primarily due to the combined effect of an increase in the fair value of available-for-sale financial assets and the profit gains during the Reporting Period.

IV	ANALYSIS OF CASH FLOWS

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB47,034 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB690,156 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

(3)	Consolidated Cash Flows

For the year ended 31 December	2014	RMB million 2013

Net cash inflow from operating activities	78,247	68,292
Net cash outflow from investing activities	(69,257)	(60,233)
Net cash inflow/(outflow) from financing activities	16,704	(56,105)
Foreign currency gains/(losses) on cash and cash equivalents	10	(76)

Net increase/(decrease) in cash and cash equivalents	25,704	(48,122)

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities increased by 14.6% from 2013. This was primarily due to an increase in cash flows from policyholders’ investment. Net cash outflow from investing activities increased by 15.0% from 2013. This was primarily due to the needs for investment management. The change in net cash flow from financing activities was primarily due to the needs for liquidity management.

V	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admitted assets less admitted liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	As at 31 December 2014	RMB million As at 31 December 2013

Actual capital	236,151	168,501
Minimum capital	80,193	74,485
Solvency ratio	294.48%	226.22%

The Company’s solvency ratio increased due to a significant increase in the comprehensive income during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

VI	ANALYSIS OF CORE COMPETITIVENESS

The Company has the advantage of very strong brand recognition. It is the only life insurance company in China with shares listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It is also a core member of China Life Insurance (Group) Company which is one of the “Fortune Global 500” and the “World’s 500 Most Influential Brands”. In 2014, the brand of China Life has been ranked as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for eight consecutive years. The brand was also ranked as No. 5 on the “China’s 500 Most Valuable Brands” list, with brand value estimated at RMB174,536 million, continuously ranking No.1 among the insurance industry.

The Company has an extensive services and distribution network in China, with its business outlets and services counters covering both urban and rural areas. The 743,000 exclusive individual agents, 19,000 direct sales representatives, 61,000 intermediary bancassurance outlets and 71,000 sales representatives at those bancassurance outlets form a unique distribution and services network in China, and make the Company the life insurance service provider closest to the customers. Making use of internationally leading information technology and expanding telephone, Internet, email and other electronic service channels, the Company strives to meet customer demand for purchasing insurance products through multiple channels.

The Company has the most extensive customer base. As at 31 December 2014, the Company had approximately 197 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force.

The Company possesses great financial strength. As at 31 December 2014, the registered capital of the Company was RMB28,265 million. The total assets of the Company reached RMB2,246,567 million, which ranked No.1 in China’s life insurance industry. As at the end of 2014, the total market capitalization of the Company was US$143,865 million, which ranked No.2 among all listed insurance companies in the world.

The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. As at 31 December 2014, the investment assets reached RMB2,100,870 million, an increase of 13.6% from the end of 2013.

The Company has rich experience in life insurance management. The predecessor of China Life was the first enterprise to underwrite life insurance business in China, and played the role of an explorer and pioneer in China’s life insurance industry. During the long course of its development, the Company has accumulated a wealth of experience in operation and management, has a stable, professional management team, and has become well versed in the art of management in China’s life insurance market.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

VII	BUSINESS OPERATIONS OF OUR MAIN SUBSIDIARIES AND AFFILIATES

Company Name	Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	RMB million Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other assets management business permitted by applicable PRC laws and regulations	4,000	60%	6,819	5,898	779

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by CIRC	2,500Note	70.74% is held by the Company, and 3.53% is held by AMC	3,208	2,811	(161)
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by CIRC	15,000	40%	52,769	16,893	1,407

Note:	On 31 December 2014, the CIRC approved an application made by Pension Company in relation to the change of its registered capital, as a result of which the paid-in capital of Pension Company was changed from RMB2,500 million to RMB3,400 million. As at 31 December 2014, Pension Company did not complete all formalities relation to the change of registration with the department in charge of industrial and commercial administration and its registered capital remained at RMB2,500 million. The Company made a capital injection in Pension Company in the amount of RMB441 million. Upon completion of the capital increase, the shareholding percentage of the Company in Pension Company was changed from 87.4% to 70.74%, whereas the shareholding percentage of AMC in Pension Company was changed from 4.8% to 3.53%. Pension Company has completed its formalities in relation to the change of registration with the department in charge of industrial and commercial administration on 15 January 2015.

VIII	USE OF RAISED AND NON-RAISED CAPITAL

During the Reporting Period, the Company had neither raised capital nor used capital raised in the previous periods. The Company had not invested in any major projects with non-raised capital, the total investments of which were over 10% of the audited equity holder’s equity as at the end of the previous year.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

IX	FUTURE PROSPECT AND RISK ANALYSIS

In 2015, the Company intends to strengthen its in-depth analysis of macro-economic trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

1.	Risks relating to macro trends

In 2015, the world economy will remain in the period of in-depth adjustments with insufficient momentum for recovery. As the impact of non-economical factors, such as geopolitics, intensifies, greater fluctuation will be seen in the international financial market, which will cause increased uncertainties. China’s economic development is at the stage of “superimposition of three periods”, enters the “new normal” state, and is evolving into a stage with more advanced patterns, more sophisticated division of work and more reasonable structures. Changes in international and domestic markets will be transferred to the insurance industry through multiple channels such as the real economy, financial markets and consumer demands, which will in turn affect the business development, use of funds and solvency in various aspects, and increase the difficulties and pressures for the insurance industry to adapt to and lead the “new normal” state.

2.	Risks relating to our business

China’s insurance industry remains at a significant stage with significant strategic opportunities. At this stage, the form of development of the insurance industry is in urgent need of change as financial reform enters into a new stage, market-oriented interest rate reform accelerates, market-oriented premium rate reform moves forward steadily, trend of mixed financial operations becomes increasingly apparent and technologies such as Internet and big data penetrate deeply. The industry shall actively take part in trans- boundary competitions and achieve transformation and upgrade while reinforcing the traditional insurance advantages. Affected by these factors, the Company is experiencing more difficulties in maintaining steady business growth, as well as facing more uncertainties and complexities. Due to factors such as investment income, it may be more difficult for the Company to improve its operational results, which may in turn cause more irregular policy surrenders. Meanwhile, factors such as relatively slow growth of the sales force and its high turnover rate may also adversely affect the business development of the Company.

3.	Risks relating to investments

In light of the complexity of the domestic and international economies, the uncertain financial markets may adversely affect the Company’s investment income and the book value of its assets. In addition, with the gradual expansion of the investment scope for insurance funds, the Company may invest some of its insurance funds through new investment channels, utilize new investment vehicles or appoint new investment management entity, which may have an impact on its investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may be adversely affected by exchange rate movements if the exchange rate of Renminbi continues to appreciate.

China Life Insurance Company Limited    Annual Report 2014

Management Discussion and Analysis

In 2015, the Company intends to constantly implement the “innovation-driven development strategy” in great depth, reinforces the business philosophy of “focusing on value, enhancing personnel, optimizing structure, and maintaining growth” and implements the operational strategies of “strengthening benchmarks and focusing on breakthroughs” to improve the Company’s sustainable development capability and core competence by strengthening confidence, capturing opportunities, making pioneering efforts and acting proactively. Given the above mentioned risk factors, the Company intends to firmly adhere to its core development objectives, and fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competitors and changes in the external environment. Meanwhile, the Company intends to focus on innovation in mechanisms, building of sales force, innovation in products, services and technology, in order to constantly enhance its vitality, creativity, competitiveness and capacity for sustainable development. The Company believes that it will have sufficient capital to meet its insurance business expenditures and general new investment needs in 2015. At the same time, the Company will make corresponding arrangements in accordance with the capital market conditions to further implement its future business development strategies if there is any further capital requirement.

China Life Insurance Company Limited    Annual Report 2014

Report of the Board of Directors

1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China’s life insurance market and possesses the most extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	MANAGEMENT DISCUSSION AND ANALYSIS

For an analysis of the Company’s operating and financial results during the Reporting Period, please refer to the section headed “Management Discussion and Analysis” in this annual report.

3.	FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

(I)	In accordance with Article 211 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.	The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2.	The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

The “distributable profits” means the Company’s after-tax profits less the provisions for losses and the allocations to statutory funds that the Company is required to make.

China Life Insurance Company Limited    Annual Report 2014

Report of the Board of Directors

(II)	In accordance with Article 212 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.	Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed.

2.	Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits. If the Company’s solvency ratio is less than a hundred percent (100%) of the regulatory requirement, the Company shall not distribute profits to its shareholders. If the Company’s solvency ratio is less than one hundred and fifty percent (150%) of the regulatory requirement, the lower of the following two factors shall be the basis for profit distribution: (i) the distributable profit as ascertained under the Accounting Standards for Business Enterprises; (ii) the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

3.	Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

(III)	In accordance with Article 213 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After the Company’s Independent Directors give their independent opinions and a specific resolution regarding this proposal is reached, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small- and medium-sized shareholders, and give timely reply to concerns of small- and medium-sized shareholders.

China Life Insurance Company Limited    Annual Report 2014

Report of the Board of Directors

(IV)	Profit distribution plan and public reserves capitalization plan

1.	Profit distribution plan or public reserves capitalization plan for the year of 2014

In accordance with the profit distribution plan for the year 2014 approved by the Board on 24 March 2015, with the appropriation to its discretionary surplus reserve fund of RMB3,160 million (10% of the net profit for 2014), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB11,306 million to all shareholders of the Company at RMB0.40 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2014 Annual General Meeting to be held on 28 May 2015 (Thursday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

The profit distribution policy of the year complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small- and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinion in this regard.

2.	The dividend distribution of the Company for the recent 3 years is as follows:

						Unit: RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statements for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statements
2014	—	4.0	—	11,306	32,211	35%
2013	—	3.0	—	8,479	24,765	34%
2012	—	1.4	—	3,957	11,061	36%

China Life Insurance Company Limited    Annual Report 2014

Report of the Board of Directors

4.	CHANGES IN ACCOUNTING ESTIMATES AND ASSUMPTIONS

The changes in accounting estimates and assumptions of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

5.	RESERVES

Details of the reserves of the Company are set out in Note 35 in the Notes to the Consolidated Financial Statements in this annual report.

6.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB97 million.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

8.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 34 in the Notes to the Consolidated Financial Statements in this annual report.

9.	INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 18 June 2014 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcements published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 29 May 2014 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

10.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

11.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2014. The Company will deal with such rights and related matters in accordance with PRC governmental policy.

China Life Insurance Company Limited    Annual Report 2014

Report of the Board of Directors

12.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Corporate Governance” in this annual report.

13.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

14.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period.

15.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the Reporting Period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

16.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2014.

17.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

18.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2014

Report of the Board of Directors

19.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)	the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

20.	RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flow for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

21.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2014.

22.	MAJOR CUSTOMERS

During the Reporting Period, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year.

23	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (24 March 2015), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

24.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2014

Report of the Board of Directors

25.	AUDITORS

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers, the PRC auditor and the international auditor of the Company for the year 2012, retired as the auditors of the Company upon expiration of their term of office at the close of the 2012 Annual General Meeting. Resolutions were passed at the 2013 Annual General Meeting to engage Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2014, respectively. Ernst & Young Hua Ming LLP and Ernst & Young have been serving as the Company’s auditors for two consecutive years.

Remuneration paid by the Company to the auditors is subject to approval by the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by China Life Insurance Company Limited to the auditors in 2014 was as follows:

Service/Nature	Fees (RMB million)

Financial report audit fee	42.80
Internal control audit fee	10.70

A resolution for the re-appointment of Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2015 will be proposed by the Board of Directors at the forthcoming 2014 Annual General Meeting to be held on 28 May 2015.

By Order of the Board Yang Mingsheng Chairman Beijing, China 24 March 2015

China Life Insurance Company Limited    Annual Report 2014

Report of the Supervisory Committee

1.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

1.	Currently, the fourth session of the Supervisory Committee comprises Ms. Xia Zhihua, Mr. Shi Xiangming, Ms. Yang Cuilian, Mr. Li Xuejun and Ms. Xiong Junhong, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Ms. Xiong Junhong are Non Employee Representative Supervisors, and Ms. Yang Cuilian and Mr. Li Xuejun are Employee Representative Supervisors.

2.	Attending meetings of the Supervisory Committee and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings, and in accordance with the work arrangement of the Supervisory Committee, the Supervisory Committee convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management. In 2014, the fourth session of the Supervisory Committee held 6 meetings, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

3.	Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2014, the Supervisory Committee attended the 2013 Annual General Meeting, the First Extraordinary General Meeting 2014 and the Second Extraordinary General Meeting 2014 of the Company, and participated in the regular meetings of the Board. All members of the Supervisory Committee participated in the meetings of the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee, respectively, in accordance with the work allocation among Supervisors determined by the Supervisory Committee, with a focus on the meetings of the Audit Committee. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive effects on further enhancement of corporate governance.

China Life Insurance Company Limited    Annual Report 2014

Report of the Supervisory Committee

4.	Conducting on-site visits and research activities to further broaden the basis for discharge of duties by the Supervisory Committee. In accordance with the 2014 investigation and research work plan of the Supervisory Committee, all members of the Supervisory Committee carried out investigation and research on Guizhou Branch of the Company with the aim of supervising and deeply understanding the business development and operation of the branch and its implementation of the budget and indicators formulated by the headquarter, the branch’s role and competitiveness in the local insurance market, internal control and compliance, internal supervision and risk control, sales channels and team building. Ms. Xia Zhihua, the Chairperson of the Supervisory Committee, and certain other Supervisors of the Supervisory Committee conducted investigation and research on the supervisory committee of China Minsheng Bank to fully understand the issues such as the responsibilities of the supervisory committee of a bank, establishment of the rules and policies of the supervisory committee, and evaluation on the supervisory committee’s discharge of its duties and responsibilities, and to explore the theories and practices of the performance of the supervisory committee. All Supervisors of the Supervisory Committee also went to Hubei, Chongqing, Gansu and Qingdao, etc. to conduct on-site visits and research on the issues including business development, internal control and compliance, risk management, market competition and team building of local branches, which has further enriched the experience of the Supervisory Committee in discharging its duties and responsibilities and enabled the Supervisory Committee to better exercise its role of supervision.

5.	Strengthening training and enhancing duty performance of the Supervisors. The Supervisors actively participated in the training courses on the latest regulatory regime and industrial development organized by the Company and presented by lawyers and experts, and also attended the training courses organized by the regulatory authorities. The Company organized the training courses on the latest regulatory regime and industrial development presented by lawyers, auditors and external experts for all Supervisors of the Supervisory Committee. Pursuant to the regulatory requirements, the Company also organized training courses on anti-money laundering for all Supervisors of the Supervisory Committee with the aim of enabling Supervisors to understand the latest laws and regulations governing anti-money laundering. Certain Supervisors attended the “Advanced Study Course on the Regulation of Overseas-Listed Chinese Companies and Enterprises” organized by the Hong Kong Institute of Chartered Secretaries in Hong Kong. Through participating these internal and external training activities organized by the Company, the Supervisors further solidified the foundation of corporate governance theory and professional experience.

China Life Insurance Company Limited    Annual Report 2014

Report of the Supervisory Committee

2.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings.

1.	The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.	The authenticity of the financial report. The Company’s annual financial report truly and completely reflected the Company’s financial position and operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits and have issued unqualified auditors’ reports for the year ended 2014 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

3.	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

4.	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.	Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the self-evaluation report on the Company’s internal control systems and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control systems.

By Order of the Supervisory Committee Xia Zhihua Chairperson of the Supervisory Committee Beijing, China 24 March 2015

China Life Insurance Company Limited    Annual Report 2014

Significant Events

I.	MATERIAL LITIGATIONS, ARBITRATIONS AND MATTERS GENERALLY ENQUIRED BY MEDIA

During the Reporting Period, the Company was not involved in any material litigation, arbitration or matter generally enquired by media.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, and the insurance sales framework agreement between the Company and CLP&C. These continuing connected transactions were subject to reporting, announcement and annual review requirements but were exempt from independent shareholders’ approval requirements under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 40% of the equity interest of AMC and 60% of the equity interest of CLP&C. Therefore, each of CLIC, AMC and CLP&C constitutes a connected person of the Company.

During the Reporting Period, the following continuing connected transactions were carried out by the Company under Chapter 14A of the Listing Rules, including the framework agreements entered into by China Life AMP Asset Management Co., Ltd. (“AMP”) with the Company, Pension Company, CLIC and CLP&C, respectively. These continuing connected transactions were subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the Listing Rules. AMP is a non- wholly owned subsidiary of AMC and is therefore a connected person of the Company.

During the Reporting Period, the Company also entered into certain continuing connected transactions, including the asset management agreement between CLIC and AMC and the 2013 asset management agreement for alternative investments between the Company and China Life Investment Holding Company Limited (“CLI”), which were exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. CLI is a wholly-owned subsidiary of CLIC and is therefore a connected person of the Company.

In addition, the Company and CLI have entered into the 2015 asset management agreement for alternative investments, which was subject to reporting, announcement and annual review requirements but was exempt from independent shareholders’ approval requirements under the Listing Rules. However, such agreement was subject to approval by the shareholders’ general meeting of the Company under the SSE Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions (except those fully exempted continuing connected transactions as mentioned above). When conducting the above continuing connected transactions during the year, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

1.	Policy Management Agreement

The Company and CLIC have from time to time entered into policy management agreements since 30 September 2003. The Company and CLIC entered into the 2011 confirmation letter on 15 December 2011, pursuant to which both parties confirmed the renewal of the policy management agreement for three years from 1 January 2012 to 31 December 2014. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ended 31 December 2014 is RMB1,188 million. The Company and CLIC entered into the 2015 policy management agreement on 29 December 2014, with a term from 1 January 2015 to 31 December 2017. Pursuant to the 2015 policy management agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. The annual cap for each of the three years ending 31 December 2017 is RMB1,037 million.

For the year ended 31 December 2014, the service fee paid by CLIC to the Company amounted to RMB987 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2012. On 27 December 2012, the Company entered into the 2012 asset management agreement with AMC, which was for a term of two years effective from 1 January 2013 and has been extended to 31 December 2015 pursuant to the automatic renewal clause. Pursuant to the 2012 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2015 is RMB1,200 million.

For the year ended 31 December 2014, the Company paid AMC an asset management fee of RMB886 million.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2011. CLIC and AMC entered into the 2011 asset management agreement on 29 December 2011, which was for a term from 1 January 2012 to 31 December 2014. Pursuant to the 2011 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ended 31 December 2014 are RMB300 million, RMB310 million and RMB320 million, respectively. On 31 December 2014, CLIC and AMC entered into the 2015 asset management agreement. The entrustment term is from 1 January 2015 to 31 December 2015. Pursuant to the 2015 asset management agreement, AMC will continue to invest and manage assets entrusted to it by CLIC. The annual cap for the year ending 31 December 2015 is RMB320 million.

For the year ended 31 December 2014, CLIC paid AMC an asset management fee of RMB128 million.

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI On 22 March 2013, the Company and CLI entered into the 2013 asset management agreement for alternative investments. The term of the agreement has been extended to 31 December 2014 pursuant to the automatic renewal clause. Pursuant to the 2013 asset management agreement for alternative investments, CLI agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company. The assets under management include equity interests, real properties and related financial products. In consideration of CLI’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay CLI a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual caps for the two years ended 31 December 2014 are RMB150 million and RMB250 million, respectively.

As approved at the seventeenth meeting of the fourth session of the Board and the Second Extraordinary General Meeting 2014, the Company and CLI entered into the 2015 asset management agreement for alternative investments on 31 December 2014, with a term of one year from 1 January 2015 to 31 December 2015. Pursuant to the 2015 asset management agreement for alternative investments, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and

China Life Insurance Company Limited    Annual Report 2014

Significant Events

regulations and the investment guidelines of the Company. The entrusted assets include equity interests, real properties, related financial products and securitization financial products. The Company will pay CLI the investment management service fee and performance incentive fee in respect of the investment and management services provided by CLI to the Company. For the year ending 31 December 2015, the investment management service fee and the performance incentive fee payable by the Company to CLI will not exceed RMB500 million. The contractual amount of the assets entrusted by the Company to CLI for investment and management will not exceed RMB150 billion or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the agreement and the contractual amount to be entrusted during the term of the agreement) as at the expiry date of the agreement. The aforesaid contractual amount shall include the contractual amount of the assets entrusted by the Company in its co-investment with CLIC and CLP&C, which shall not exceed RMB40 billion or its equivalent in foreign currency. The co-investments of the Company, CLIC and CLP&C shall be limited to cash contribution at the same price in the same related financial products and securitization financial products, and the benefits enjoyed by each of them shall be in proportion to their respective investment amount.

For the year ended 31 December 2014, the Company paid CLI an asset management fee of RMB89 million.

3.	Insurance Sales Framework Agreement

On 18 November 2008, the Company and CLP&C entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and CLP&C entered into the 2012 insurance sales framework agreement for a term of two years, which has been extended to 7 March 2015 pursuant to the automatic renewal clause of the agreement. Pursuant to the agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ended 31 December 2014 are RMB660 million, RMB1,250 million and RMB1,950 million, respectively. On 8 March 2015, the Company and CLP&C entered into the 2015 insurance sales framework agreement, with a term of two years effective from 8 March 2015. The agreement will automatically be extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the 2015 insurance sales framework agreement, CLP&C continues to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The annual caps for the three years ending 31 December 2017 are RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively.

For the year ended 31 December 2014, CLP&C paid the Company an agency service fee of RMB1,013 million.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, the Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, the Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB100 million, RMB300 million and RMB400 million, respectively; the annual caps of the management fee payable by the Company for the asset management for specific clients are RMB10 million, RMB20 million and RMB20 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the year ended 31 December 2014, the subscription price and corresponding subscription fee for the subscription of fund products was RMB11,460.00 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB4,414.71 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee paid by the Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions was RMB0.47 million.

(2)	Framework Agreement between Pension Company and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, Pension Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million,

China Life Insurance Company Limited    Annual Report 2014

Significant Events

respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the year ended 31 December 2014, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions was RMB0 million.

(3)	Framework Agreement between CLIC and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively.

For the year ended 31 December 2014, the subscription price and corresponding subscription fee for the subscription of fund products was RMB4,380.23 million, and the redemption price and corresponding redemption fee for the redemption of fund products was RMB3,927.47 million.

(4)	Framework Agreement between CLP& C and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, CLP&C and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the subscription fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the redemption fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

For the year ended 31 December 2014, the subscription price for the fund products was RMB720.00 million, the redemption price for the fund products was RMB726.45 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions was RMB0.02 million.

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)	for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)	nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements.

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as the Company’s independent shareholders are concerned;

(3)	the transactions were entered into in accordance with the agreements governing those continuing connected transactions; and

(4)	the amounts of the above transactions have not exceeded the relevant annual caps.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

(II)	Other Major Connected Transactions

1.	Acquisition of Properties from CLI

On 27 June 2012, the Company and CLI entered into the “Property Transfer Framework Agreement”, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1.7 billion. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties have been signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties have not been signed prior to the expiry of the framework agreement.

2.	Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC entered into the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with Pension Company. The agreement was valid for three years from the date on which the entrusted funds were transferred into a special entrustment account. As the trustee and account manager, Pension Company provided trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC, and charged trustee management fees and account management fees in accordance with the agreement. The agreement expired on 1 December 2012. As approved at the fourth meeting of the fourth session of the Board, the Company, CLIC, AMC and Pension Company renewed the agreement in the form of memorandum for one year up to 1 December 2013. The Company, CLIC, AMC and Pension Company entered into a new “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company (including Supplemental Provisions in relation to Account Management and Investment Management)” on 22 March 2014 with a term from 2 December 2013 to 31 December 2016. At present, the Pension Company is registering the contract in accordance with the regulations of the Ministry of Human Resources and Social Security of the PRC.

3.	Capital Injection to CLP&C

As approved at the eleventh meeting of the fourth session of the Board and the 2013 Annual General Meeting, the Company entered into the “Capital Injection Contract of China Life Property and Casualty Insurance Company Limited” with CLIC and CLP&C on 9 June 2014, whereby the Company and CLIC agreed to inject further capital into CLP&C by subscription of 2.8 billion shares and 4.2 billion shares at RMB1.00 per share, respectively. The amounts of the capital injection by the Company and CLIC were RMB2.8 billion and RMB4.2 billion, respectively, representing 40% and 60% of the increased registered capital of CLP&C, respectively. On 7 July 2014, the CIRC approved CLP&C’s application for the change of its registered capital. Upon completion of the capital injection, the aggregate investment of the Company in CLP&C amounts to RMB6 billion, and CLP&C continues to be held as to 60% and 40% by CLIC and the Company, respectively.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

4.	Investment in Trust Scheme

As approved at the seventeenth meeting of the fourth session of the Board, the Company, CLIC and CLP&C (each as the principal and beneficiary) agreed to subscribe for, through AMC (as the authorized agent), the trust units under the trust scheme established by Shanghai International Trust Co., Ltd. (“Shanghai Trust”, as the trustee), and the Company, CLIC and CLP&C entered into subscription risk statements with Shanghai Trust, respectively. In September 2014, CLIC and CLP&C subscribed for 3 billion and 1 billion trust units of RMB1 each issued by Shanghai Trust under Phase I of the trust scheme at RMB3 billion and RMB1 billion, respectively. On 5 December 2014, the Company fulfilled its subscription obligation by subscribing for 5.96 billion trust units of RMB1 each issued by Shanghai Trust under Phase II of the trust scheme at RMB5.96 billion. The trust funds under the trust scheme is RMB10 billion in total, which shall be used for the provision of loans to China Huarong Asset Management Co., Ltd. (“Huarong Asset”), and such loans shall only be applied to Huarong Asset’s non-performing assets business that is operated within the business scope of Huarong Asset and in compliance with applicable laws and regulations. Idle funds (including gains derived from the trust) shall only be deposited into banks. The trust scheme is expected to have a term of not more than 72 months. Shanghai Trust shall distribute trust benefits to the beneficiaries out of the trust assets after deduction of trust costs and other liabilities. The trust benefits to be distributed by Shanghai Trust to the beneficiaries are mainly derived from the principal of the loan and any interests accrued thereon to be repaid by Huarong Asset.

Of the above connected transactions, the transactions in relation to the acquisition of properties from CLI, the capital injection to CLP&C and the investment in the trust scheme by each of the Company, CLIC and CLP&C were subject to reporting and announcement requirements but were exempt from independent shareholders’ approval requirements pursuant to Rule 14A.76(2) of the Listing Rules. The transaction of the capital injection to CLP&C was submitted to the 2013 Annual General Meeting for shareholders’ approval pursuant to the aggregation principles of the SSE Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of such connected transactions.

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of its Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

3.	ASSET TRANSACTIONS, MERGERS AND ACQUISITIONS DURING THE REPORTING PERIOD

During the Reporting Period, the Company did not undertake any material asset transaction, merger and acquisition.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

4.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Except otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

5.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

China Life Insurance Company Limited    Annual Report 2014

Significant Events

6.	MISCELLANEOUS

As approved at the sixteenth meeting of the fourth session of the Board, the Company entered into a capital increase agreement with Sinopec Marketing Company Ltd. (“Sinopec Marketing”) and other investors on 12 September 2014. Pursuant to the agreement, the Company agreed to contribute RMB10 billion for subscription of the increased capital in Sinopec Marketing. Upon completion of the transaction, the Company holds 2.8% of the enlarged registered capital of Sinopec Marketing. For details, please refer to the announcements of the Company posted on the website of the SSE and the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 15 September 2014.

On 13 February 2015, the Company made the payment of RMB10 billion in full to an account designated by Sinopec Marketing in accordance with the capital injection agreement. As of now, due to fund raising issues, one of the investors has not made its capital contribution in full to Sinopec Marketing. Sinopec Marketing intends to carry out the subsequent arrangement in accordance with the capital injection agreement, including but not limited to modifications to the capital injection agreement and fulfilling the corresponding change of business registration procedures, etc.

China Life Insurance Company Limited    Annual Report 2014

Changes in Share Capital and Shareholders Information

1.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

2.	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

3.	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

1.	Number of shareholders and their shareholdings

Total number of shareholders as at the end of the Reporting Period	No. of A Share holders: 167,266 No. of H Share holders: 33,551	Total number of shareholders as at the end of the fifth trading day before the disclosure of the annual report	No. of A Share holders: 222,011 No. of H Share holders: 33,095

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited [1]	Overseas legal person	25.81%	7,294,438,508	+8,149,255	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.21%	58,984,669	+58,984,669	—	—
China Securities Finance Corporation Limited	State-owned legal person	0.11%	31,546,972	+14,967,002	—	—
China National Nuclear Corporation[2]	State-owned legal person	0.07%	20,000,000	—	—	—
China International Television Corporation[2]	State-owned legal person	0.07%	18,452,300	—	—	—
CSOP Asset Management Limited – CSOP FTSE China A50 ETF	Other	0.05%	14,369,446	+195,759	—	—
National Social Security Fund – Portfolio 116	Other	0.05%	13,108,818	+13,108,818	—	—
Agricultural Bank of China – Jingshun Great Wall Domestic Demand Increase II Stocks Securities Investment Fund	Other	0.04%	11,112,836	+11,112,836	—	—
Platinum Investment Management Company Limited	Overseas legal person	0.04%	10,984,726	—	—	—

China Life Insurance Company Limited    Annual Report 2014

Changes in Share Capital and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	3.	The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Yang Mingsheng

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC.)

Organization code	10002372-8

Registered capital	4.6 billion

Main businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by the State Council of the PRC; other businesses approved by insurance regulatory agencies.

Future development strategy	The strategy is designed to devote much efforts in consolidating the competitive advantages in its existing principal business including life insurance, asset management, property and casualty insurance, and enterprise annuity by focusing on the core aspects of “development under a group and professional operation” and implementing the strategic measures such as “driven by innovation, principal business upgrade, integrated operation, resources integration, overseas expansion, talent prioritization, technological guidance and cultural navigation”, which enables the Group to grow bigger and stronger. The strategy aims to actively develop new business areas such as non-insurance financial business and internet financial business, which makes such business areas a new growth point for the development of the Group. The strategy intends to develop China Life into a world-class modern financial insurance group by taking further steps to push forward the integrated operation, market-oriented mechanism, management modernization, and business internationalization.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2014, CLIC held 231,141,935 A shares of CITIC Securities Co., Ltd., representing 2.1% of its total shares, and 227,226,064 A shares of China Minsheng Banking Corp., Ltd., representing 0.67% of its total shares.

China Life Insurance Company Limited    Annual Report 2014

Changes in Share Capital and Shareholders Information

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out in below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

4.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2014, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporation	H Shares	532,568,789	(L)	7.16%		1.88%
JPMorgan Chase & Co. (Note 2)	Beneficial owner, investment manager, trustee and custodian corporation/approved lending agent	H Shares	448,698,262 36,726,613 325,782,986	(L) (S) (P)	6.02 0.49 4.37	% % %	1.59 0.13 1.15	% % %

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

China Life Insurance Company Limited    Annual Report 2014

Changes in Share Capital and Shareholders Information

(Note 1):	BlackRock, Inc. was interested in a total of 532,568,789 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co Ltd, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., Blackrock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (UK) Ltd, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Ltd and BlackRock Life Limited were interested in 3,897,305 H shares, 2,181,000 H shares, 110,954,051 H shares, 174,758,000 H shares, 2,062,000 H shares, 7,120,352 H shares, 2,207,480 H shares, 3,217,000 H shares, 54,535,895 H shares, 3,140,000 H shares, 69,371,822 H shares, 4,446,700 H shares, 54,443,186 H shares, 22,665,000 H shares, 12,389,998 H shares, 704,000 H shares, 4,357,000 H shares and 118,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.
(Note 2):	JPMorgan Chase & Co. was interested in a total of 448,698,262 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, J.P. Morgan Clearing Corp, JF Asset Management Limited, J.P. Morgan Investment Management Inc., J.P. Morgan Trust Company of Delaware, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A. and JPMorgan Asset Management (UK) Limited were interested in 3,630 H shares, 2,353,139 H shares, 6,916,000 H shares, 401,000 H shares, 1,860 H shares, 90,678,761 H shares, 22,279,366 H shares, 325,788,506 H shares and 276,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 448,698,262 H shares are 325,782,986 H shares (4.37%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 36,726,613 H shares (0.49%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2014, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	CURRENT DIRECTORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Yang Mingsheng	Chairman Executive Director	Male	59	Since 10 July 2012	0	0	/	44.55	40.29	84.84	0
Lin Dairen	Executive Director	Male	56	Since 10 July 2012	0	0	/	39.99	37.09	77.08	0
Su Hengxuan	Executive Director	Male	52	Since 1 July 2014	0	0	/	19.83	18.44	38.27	0
Miao Ping	Executive Director	Male	56	Since 1 July 2014	0	0	/	19.83	18.43	38.26	0
Miao Jianmin	Non-executive Director	Male	50	Since 10 July 2012	0	0	/	0	0	0	80.08
Zhang Xiangxian	Non-executive Director	Male	59	Since 24 July 2012	0	0	/	0	0	0	76.90
Wang Sidong	Non-executive Director	Male	53	Since 24 July 2012	0	0	/	0	0	0	76.90
Bruce Douglas Moore	Independent Director	Male	65	Since 10 July 2012	0	0	/	32.00	0	32.00	0
Anthony Francis Neoh	Independent Director	Male	68	Since 10 July 2012	0	0	/	30.00	0	30.00	0
Chang Tso Tung Stephen	Independent Director	Male	66	Since 20 October 2014	0	0	/	8.00	0	8.00	0
Huang Yiping	Independent Director	Male	51	Since 20 October 2014	0	0	/	8.00	0	8.00	0

Total	/	/	/	/	0	0	/	/	/	316.45	233.88

Notes:

1.	According to the Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.
2.	The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	With the approval given at the 2013 Annual General Meeting of the Company and the approval from CIRC, Mr. Su Hengxuan and Mr. Miao Ping were appointed as the Executive Directors with effect from 1 July 2014.
4.	With the approval given at the First Extraordinary General Meeting 2014 of the Company and the approval from CIRC, Mr. Chang Tso Tung Stephen and Mr. Huang Yiping were appointed as the Independent Directors with effect from 20 October 2014.
5.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairman and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

2.	CURRENT SUPERVISORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Xia Zhihua	Chairperson of the Supervisory Committee	Female	60	Since 10 July 2012	0	0	/	39.65	37.15	76.80	0
Shi Xiangming	Supervisor	Male	55	Since 24 July 2012	0	0	/	61.55	37.89	99.44	0
Yang Cuilian	Employee Representative Supervisor	Female	50	Since 24 July 2012	0	0	/	61.55	38.14	99.69	0
Li Xuejun	Employee Representative Supervisor	Male	44	Since 24 July 2012	0	0	/	58.98	37.40	96.38	0
Xiong Junhong	Supervisor	Female	46	Since 20 October 2014	0	0	/	0	0	0	18.65

Total	/	/	/	/	0	0	/	/	/	372.31	18.65

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.	The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	With the approval given at the First Extraordinary General Meeting 2014 of the Company and the approval from CIRC, Ms. Xiong Junhong was appointed as a Supervisor with effect from 20 October 2014.
4.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairperson of the Supervisory Committee is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

3.	CURRENT SENIOR MANAGEMENT

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Lin Dairen	President	Male	56	Since April 2014	0	0	/	39.99	37.09	77.08	0
Su Hengxuan	Vice President	Male	52	Since August 2008	0	0	/	39.65	37.15	76.80	0
Miao Ping	Vice President	Male	56	Since December 2009	0	0	/	39.65	37.07	76.72	0
Liu Anlin	Vice President	Male	51	Since March 2013	0	0	/	39.65	41.06	80.71	0
Xu Hengping	Vice President	Male	56	Since November 2014	0	0	/	37.87	35.42	73.29	0
Xu Haifeng	Vice President	Male	55	Since November 2014	0	0	/	6.61	6.18	12.79	0
Li Mingguang	Vice President Chief Actuary	Male	45	Appointed as Vice President since November 2014; appointed as Chief Actuary since March 2012	0	0	/	37.87	33.81	71.68	0
Yang Zheng	Vice President	Male	44	Since November 2014	0	0	/	37.87	33.31	71.18	0
Zheng Yong	Board Secretary	Male	52	Since June 2013	0	0	/	51.64	34.48	86.12	0
Huang Xiumei	Financial Controller	Female	47	Since December 2014	0	0	/	3.08	2.74	5.82	0

Total	/	/	/	/	0	0	/	/	/	632.19	0

Notes:

1.	The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
2.	According to the relevant rules and regulations of China, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.
3.	With the approval given at the twelfth meeting of the fourth session of the Board and the approval from CIRC, Mr. Lin Dairen was appointed as the President of the Company with effect from 29 April 2014.
4.	With the approval given at the sixteenth meeting of the fourth session of the Board and the approval from CIRC, Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Li Mingguang and Mr. Yang Zheng were appointed as the Vice President of the Company with effect from 5 November 2014.
5.	With the approval given at the sixteenth meeting of the fourth session of the Board, Ms. Huang Xiumei was appointed as the Financial Controller of the Company with effect from 19 December 2014.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

4.	RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands	Reason for changes
Wan Feng	Executive Director	Male	56	10 July 2012 – 25 March 2014	0	0	/	10.03	9.37	19.40	33.51	Due to adjustment of work arrangements, Mr. Wan Feng tendered his resignation as the President and was re-designated as Non-executive Director. Due to his personal career arrangement, Mr. Wan Feng tendered his resignation as the Vice Chairman and Non- executive Director
	President			September 2007 – 25 March 2014
	Vice Chairman, Non-executive Director			25 March 2014 – 5 August 2014
Liu Yingqi	Executive Director	Female	56	10 July 2012 – 25 March 2014	0	0	/	9.91	9.31	19.22	0	Resigned due to adjustment of work arrangements
	Vice President			January 2006 – 25 March 2014
Sun Changji	Independent Director	Male	72	10 July 2012 – 20 October 2014	0	0	/	0	0	0	0	Resigned pursuant to the relevant state policy of China
Tang Jianbang	Independent Director	Male	68	24 July 2012 – 20 October 2014	0	0	/	0	0	0	0	Resigned pursuant to the relevant state policy of China
Luo Zhongmin	Supervisor	Male	64	24 July 2012 – 29 May 2014	0	0	/	6.25	0	6.25	0	Resigned pursuant to the relevant state policy of China
Liu Jiade	Vice President	Male	52	August 2003 – 25 March 2014	0	0	/	9.91	9.41	19.32	0	Resigned due to adjustment of work arrangements
Zhou Ying	Vice President	Male	61	August 2008 – 3 April 2014	0	0	/	13.22	12.93	26.15	0	Retired due to the attainment of statutory retirement age

Total	/	/	/	/	0	0	/	/	/	90.34	33.51	/

Note:	According to the relevant rules and regulations of China, Mr. Sun Changji and Mr. Tang Jianbang, Independent Directors, did not receive any emoluments from the Company during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yang Mingsheng, born in 1955, Chinese

Mr. Yang became the Chairman and an Executive Director of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, and the Chairman of China Life Asset Management Company Limited since December 2013. Mr. Yang has many years of experience in financial industry. He acted as the Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as the Vice President of Shenyang Branch, Head of Industrial Credit Department and President of Tianjin Branch. He was appointed as the Vice President of Agricultural Bank of China in 1997 and was then promoted to the President of Agricultural Bank of China in 2003. Mr. Yang, a Senior Economist, graduated from the Faculty of Finance of Nankai University, majoring in Monetary Banking with a Master’s degree in Economics.

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company since October 2008, and was appointed as the President of the Company by the Board in March 2014. He served concurrently as a Non-executive Director of China Life Property and Casualty Insurance Company Limited and China Life Pension Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014. Mr. Lin graduated with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute in 1982. Mr. Lin, a Senior Economist, was awarded special allowance by the State Council. He worked in the life insurance industry for over 33 years and has accumulated extensive experience in operation and management. He is currently the Chairman of the China Life Foundation, Vice Chairman of the Insurance Institute of China and the Insurance Association of China, and the Director of the Life Insurance Committee of the Insurance Association of China.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became an Executive Director of the Company in July 2014. He has been the Vice President of the Company since August 2008. Mr. Su served as the Assistant to the President of the Company from January 2006 to July 2008. He has also been a Director of China Life Property and Casualty Insurance Company Limited since November 2006, Director of Insurance Professional College since December 2006, and Director of China Life Asset Management Company Limited since May 2014. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from the Banking School of Henan Province in 1983, the Department of Finance and Insurance of the School of Economics of Wuhan University in 1998 with a Bachelor’s degree in Economics, majoring in Insurance, and the School of Management of the University of Science and Technology of China in July 2011 with a PhD in Management, majoring in Management Science and Engineering. Mr. Su, a Senior Economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of the Insurance Marketing Committee, the Vice Chairman of the Education and Training Committee, and an executive member of the Human Resources Development Committee of the Insurance Association of China, and a member of China Advisory Panel of the Financial Planning Standards Board.

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became an Executive Director of the Company in July 2014. He has been the Vice President of the Company since December 2009, the General Manager of the Company’s Jiangsu Branch since September 2006, the General Manager of the Company’s Jiangxi Branch since September 2004, and the Deputy General Manager of the Company’s Jiangsu Branch since April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 31 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Miao Jianmin, born in 1965, Chinese

Mr. Miao became a Non-executive Director of the Company in October 2008. He is the Vice Chairman and President of China Life Insurance (Group) Company. He is concurrently a Director of China Life Asset Management Company Limited, the Chairman of China Insurance Plaza Company Limited, a Director of China World Trade Center Co., Ltd., and an Executive Director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the Central University of Finance and Economics with a Doctor’s degree in Economics. Before that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a Master’s degree in Money and Banking, and the Central University of Finance and Economics with a Bachelor’s degree in Insurance. Mr. Miao is a Senior Economist.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

Mr. Zhang Xiangxian, born in 1955, Chinese

Mr. Zhang became a Non-executive Director of the Company in July 2012. He has been the Secretary of Commission for Disciplinary Inspection of China Life Insurance (Group) Company since October 2006, and the Vice President of China Life Insurance (Group) Company since August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including the Director of the Promotion Division of General Office and Deputy General Manager of General Office of the People’s Insurance Company of China, the Office Director of the CIRC, the Deputy Office Director (responsible for daily operations) of Shenzhen office of the CIRC, and the Director of Administrative Department of Representative Agencies of the CIRC. Mr. Zhang is a Senior Editor and obtained a Master’s degree in Business Administration for senior management from Zhongnan University of Economics and Law.

Mr. Wang Sidong, born in 1961, Chinese

Mr. Wang became a Non-executive Director of the Company in July 2012. He has been the Vice President of China Life Insurance (Group) Company, the Chairman of China Life Investment Holding Company Limited, and a Director of China Life Pension Company Limited since June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as Deputy Director of the General Office of China Life Insurance Company, Deputy General Manager of its Zhejiang Branch and Deputy Director of the Shares Reform Office of China Life from 2000. Mr. Wang was the Director of the General Office of China Life Insurance (Group) Company in 2003. Mr. Wang graduated from Shandong University with a Bachelor’s degree in Arts, majoring in Chinese Language and Literature.

Mr. Bruce Douglas Moore, born in 1949, American

Mr. Moore became an Independent Director of the Company in May 2009. From 2002 to 2007, Mr. Moore worked in Beijing as the Partner-in-charge of Asian actuarial services for Ernst & Young. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked at Ernst & Young’s Beijing Office where he was in charge of the business in Asian markets (including Japan). In 2001, he worked at Ernst & Young’s Tokyo Office responsible for the actuarial services in Japan. Since 2002, Mr. Moore worked at Ernst & Young’s Beijing Office overseeing the actuarial services in Asian markets (excluding Japan). From 1982 to 1995, Mr. Moore worked in various senior financial management positions at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in Applied Mathematics. Mr. Moore has obtained FSA, FCAS, MAAA and CFA qualifications. Mr. Moore has over 36 years of experience serving the insurance industry as an executive and a consultant.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

Mr. Anthony Francis Neoh, born in 1946, Chinese

Mr. Neoh became an Independent Director of the Company in June 2010. He currently serves as a member of the International Consultation Committee of the CSRC. He previously served as Chief Advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, and the Chairman of the Hong Kong Securities and Futures Commission, etc. From 1996 to 1998, he was the Chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa, by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-executive Director of the Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. He served as an Independent Non-executive Director of Bank of China Limited from August 2004 to September 2013. Since December 2014, he has been an Independent Non-executive Director of CITIC Limited.

Mr. Chang Tso Tung Stephen, born in 1948, Chinese

Mr. Chang became an Independent Director of the Company in October 2014. He served as the vice chairman of the Greater China Region of Ernst & Young, the managing partner for professional services and the chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on HKSE. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a Bachelor of Science degree from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Mr. Huang Yiping, born in 1964, Chinese

Mr. Huang became an Independent Director of the Company in October 2014. Mr. Huang is currently a professor of economics and the Deputy Dean of the National School of Development at Peking University. From August 2011 to June 2013, Mr. Huang was the Managing Director and Chief Economist of Emerging Asian Market of Barclays Capital. From May 2000 to February 2009, he held various positions at Citigroup including the Vice President of the Asia Pacific Region and Economist of the Greater China Region, as well as the Managing Director and Chief Economist of the Asia Pacific Region. From August 1993 to April 2000, he held various positions including researcher and senior lecturer of the Asia-Pacific Economics and Management College and Director of the China Economy Program at the Australian National University. Mr. Huang received his Master of Economics from Renmin University of China and PhD in Economics from the Australian National University.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Ms. Xia Zhihua, born in 1955, Chinese

Ms. Xia became the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia acted as the Deputy Director of National Debt Bureau of the Ministry of Finance from July 1997 to June 1998 and the Deputy Director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000. Ms. Xia served as the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of assistant bureau-level official from July 2000 to October 2001, and the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of bureau-level official from November 2001 to December 2005. Ms. Xia graduated from Xiamen University, majoring in Political Economics at the Department of Economics, and majoring in World Economics at the College of Economics from February 1978 to November 1984, and received a BA degree and a MA degree in Economics respectively. Currently, Ms. Xia is an Executive Director of both the China Institution of Internal Audit and the Insurance Institute of China, and the Vice Chairman of Supervisory Board Committee of China Association for Public Companies. Ms. Xia, a Senior Economist, has obtained the qualification of Certified Internal Auditor (CIA) and was awarded special allowance by the State Council.

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became a Supervisor of the Company in May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as Deputy General Manager of the Human Resources Department and Office Director of the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Peking University with a Bachelor’s degree in Science.

Ms. Yang Cuilian, born in 1965, Chinese

Ms. Yang became a Supervisor of the Company in July 2012, and has been the General Manager of the Brand Promotion Department of the Company since October 2014. She served as the General Manager of the Group Business Department of the Company from January 2011 to September 2014. Ms. Yang joined the Company in July 1984. She successively served as the Deputy General Manager of Jiangxi Branch, General Manager of Pingxiang Branch, Manager of the Group Sales Department of Jiangxi Branch, and Manager of the Business Management Department of Jiangxi Branch. Ms. Yang, a Senior Economist, graduated from Party School of the Central Committee of C.P.C with a Bachelor’s degree majoring in Economic Management.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

Mr. Li Xuejun, born in 1970, Chinese

Mr. Li became a Supervisor of the Company in July 2012, and has been the General Manager of the Strategy and Marketing Department of the Company since July 2014. Mr. Li served as the General Manager of the Education and Training Department of the Company from January 2011 to June 2014. Mr. Li joined the Company in November 1997. He successively served as the Deputy General Manager of the Education and Training Department of the Company (responsible for daily operations), Assistant General Manager of Shanghai Branch, General Manager of Shanghai Songjiang Sub-branch, and General Manager of the Human Resource Department of Shanghai Branch. Mr. Li worked for Shanghai Finance College (now known as Shanghai Finance University) from July 1994 to October 1997. Mr. Li, a Senior Economist, graduated from the Department of Insurance at Central Finance College (now known as Central University of Finance and Economics) in 1994, majoring in International Insurance with a Bachelor’s degree in Economics.

Ms. Xiong Junhong, born in 1968, Chinese

Ms. Xiong became a Supervisor of the Company in October 2014. She is a Senior Economist with a PhD in Finance from Nankai University. From July 1993 to August 2003, Ms. Xiong worked at the Banking Department and Trust Department of China People’s Insurance Trust and Investment Company, and at the Assets Management Department of China Life Insurance Company. Ms. Xiong has been serving as the Director of the Assets Management Department of China Life Insurance (Group) Company since September 2003, the Senior Manager of the Strategic Planning Department of China Life Insurance (Group) Company since August 2006, the Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company since September 2008, the Assistant to the General Manager (equivalent to the rank of departmental deputy general manager of China Life Insurance (Group) Company) of the Company’s Hebei Branch since December 2010, and the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company since June 2013. Ms. Xiong has many years of experience in strategic management and investment study, and has extensive experience in assets preservation, risk management, management of retained assets, investment research and strategic planning.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

SENIOR MANAGEMENT

Mr. Lin Dairen, please see the section “Directors” for his profile.

Mr. Su Hengxuan, please see the section “Directors” for his profile.

Mr. Miao Ping, please see the section “Directors” for his profile.

Mr. Liu Anlin, born in 1963, Chinese

Mr. Liu became the Vice President of the Company in March 2013. He serves as a member of the Party Committee of the Company since February 2013. He served concurrently as the Party Secretary and General Manager of Beijing Branch of the Company from February 2013 to November 2014. From December 2012 to February 2013, Mr. Liu was the Person-in-Charge (with equivalent level as Assistant to the President of the Company) of Beijing Branch of the Company. From 2009 to 2012, Mr. Liu was the Party Secretary and General Manager (with equivalent level as Assistant to the President of the Company) of Jiangsu Branch of the Company. From 2006 to 2009, Mr. Liu served as the Chief Information Technology Officer (with equivalent level as Assistant to the President of the Company) of the Company, and concurrently as the Party Secretary and General Manager of Beijing R&D Center in 2008. From 2003 to 2006, Mr. Liu was the General Manager of the Information Technology Department of the Company. Prior to that, Mr. Liu successively served as Person-in-Charge of the Information Technology Department of the Company, Deputy General Manager of the Human Resource Department of the Company, Assistant to the General Manager of Gansu Branch of the Company, and Deputy Head of the Computer Department (responsible for daily operations) of Gansu Branch of the Company. Mr. Liu graduated from the Mathematics and Mechanics Department of Lanzhou University (majoring in computer mathematics), and obtained a Bachelor’s degree in Science in 1985. He also obtained a Master’s degree in Business Administration from Tsinghua University in 2006. Mr. Liu has over 25 years of experience in operation of the life insurance business and insurance management, during which he gained extensive experience in operation and management. Mr. Liu was awarded special allowance by the State Council and is a Senior Engineer.

Mr. Xu Hengping, born in 1958, Chinese

Mr. Xu became the Vice President of the Company in November 2014. He became the Chief Operating Officer of the Company in August 2010. Mr. Xu had been the General Manager of the Company’s Fujian Branch since April 2007, Deputy General Manager of the Company’s Fujian Branch since December 2002, Assistant to the General Manager of the Company’s Fujian Branch since September 1998, and Director of Personal Insurance Division of the Company’s Fujian Branch since July 1996. Mr. Xu once served as General Manager of the Sales Department and General Manager of Longyan Branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in Finance. Mr. Xu, a Senior Economist, has over 34 years of experience in operation of the life insurance business and insurance management.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

Mr. Xu Haifeng, born in 1959, Chinese

Mr. Xu became the Vice President of the Company in November 2014. He became the Business Controller of the Company in February 2014, and served concurrently as the General Manager of Hebei Branch of the Company. Mr. Xu served as the General Manager of Beijing Branch and the General Manager of Hebei Branch of the Company from 2006 to 2014. Prior to that, Mr. Xu served as the Deputy General Manager and General Manager of Linyi Branch in Shandong Province and the General Manager of the Business Management Department in Shandong Branch of the Company, the General Manager of Jinan Branch and the Deputy General Manager of Beijing Branch of the Company. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in Economic Management in 1996, and obtained a MA degree in Business Administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a Senior Economist, has over 30 years of experience in operation of the life insurance business and insurance management.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became the Vice President of the Company in November 2014. He became the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and subsequently served as Deputy Director, Director, Assistant to General Manager of the Product Development Department, Responsible Actuary of the Company and General Manager of the Actuarial Department. He graduated from Shanghai Jiao Tong University majoring in Computer Science with a Bachelor’s degree in 1991, Central University of Finance and Economics majoring in Actuarial Science with a Master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a Special Executive of the Board of Directors of the Insurance Institute of China.

Mr. Yang Zheng, born in 1970, Chinese

Mr. Yang became the Vice President of the Company in November 2014. He became the Chief Financial Officer of the Company in April 2013. He served as the Qualified Accountant of the Company since 2006, and as Assistant to the General Manager, Deputy General Manager and General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009 and a Director of Sino-Ocean Land Holdings Limited since 2011 and a Director of China Life Franklin Asset Management Co., Limited since 2014. From 2000 to 2005, Mr. Yang was the Senior Financial Analyst of MOLEX in the United States. Mr. Yang graduated from Beijing University of Technology in 1993 with a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in the United States in 2000. Mr. Yang is a member of the American Institute of Certified Public Accountants (AICPA) and the Association of Chartered Certified Accountants (ACCA). He is currently a member of the eighth session of the Board of the Accounting Society of China, a member of the National Accounting Informatization and Standardization Technical Committee, the China Insurance Solvency Regulatory Standard Committee and the China Accounting Standards Committee of the Ministry of Finance of the PRC, respectively.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

Mr. Zheng Yong, born in 1962, Chinese

Mr. Zheng became the Board Secretary of the Company in June 2013. He previously held positions as department head at the Ministry of Justice of the PRC, a practicing lawyer at Beijing Longan Law Firm, China Legal Service Ltd. (Hong Kong), and Beijing DeHeng Law Offices, Deputy General Manager of the Department of Legal Affairs, Company Secretary, and General Manager of the Legal and Compliance Department of the Company, and an Executive Director and Deputy President of China Guangfa Bank Co., Ltd. Mr. Zheng received his LL.B. degree from Peking University, and LL.M. degrees from the China University of Political Science and Law and University of Essex (UK). Mr. Zheng was a visiting researcher at Harvard Law School and Harvard Kennedy School of Government in the United States from August 1996 to October 1997. Mr. Zheng currently serves as an arbitrator of the China International Economic and Trade Arbitration Commission, and is a Senior Economist.

Ms. Huang Xiumei, born in 1967, Chinese

Ms. Huang Xiumei became the Financial Controller of the Company in December 2014. She has been the General Manager of the Company’s Fujian Branch since October 2011. From 2005 to 2011, she held various positions at the Company’s Fujian Branch, including Assistant to the General Manager, Deputy General Manager and Deputy General Manager (responsible for daily operations). From 1999 to 2005, she held various positions at the Company’s Fujian Branch, including the Deputy Director and Manager of the Financial and Accounting Department and Manager of the Financial Department. Ms. Huang was also the Deputy General Manager of the Company’s Fuzhou Branch from 2004 to 2005. Ms. Huang graduated from Fujian Banking School in 1985, majoring in Insurance, and graduated from Fuzhou University in 2005, majoring in Accounting. Ms. Huang is a senior certified public accountant.

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 10 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of China Fire Safety Enterprise Group Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited and Lee & Man Handbags Holding Limited, all of which are listed on the main board of the HKSE.

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

II	POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term	Whether receiving remuneration and allowance from shareholders
Yang Mingsheng	China Life Insurance (Group) Company	Chairman	Since March 2012	No

Miao Jianmin	China Life Insurance (Group) Company	Vice Chairman, President	Since October 2013	Yes

Zhang Xiangxian	China Life Insurance (Group) Company	Vice President	Since August 2008	Yes

Wang Sidong	China Life Insurance (Group) Company	Vice President	Since June 2004	Yes

III	CORE TECHNICAL TEAM OR KEY PERSONNEL

The Company’s key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, qualified underwriting personnel, actuaries and experienced investment managers. During the Reporting Period, there was no movement of these personnel which may have material impacts on the Company.

IV	EMPLOYEES

1.	Employees

Number of employees of the Company	101,972
Number of employees of the Company’s major subsidiaries	1,151
Employees in total	103,123
Resigned and retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	1

As at the end of the Reporting Period, the composition of the Company’s employees is as follows:

(1)	Structure of Expertise

Class of Expertise	Number of Employees

Management and administration	22,304
Sales and sales management	34,783
Finance and auditing	6,287
Insurance verification, claim processing and customer services	31,291
Other expertise and technicians	3,838
Others	4,620

Total	103,123

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

(2)	Education Level

Education Level	Number of Employees

Master or above	3,166
Bachelor	51,874
College Diploma	39,110
Secondary School	3,347
Others	5,626

Total	103,123

Chart of the Structure of Expertise

Chart of the Education Level

China Life Insurance Company Limited    Annual Report 2014

Directors, Supervisors, Senior Management and Employees

2.	Remuneration Policy

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

3.	Training Plans

Adhering to the talent philosophy of “people-oriented and both capability and integrity being equally important”, the Company has been striving hard to achieve the mutual development of its own and its employees. In 2014, the Company organized employees’ trainings with the view to implementing the “strategy of innovation-driven growth” in great depth. While further solidifying the achievements of its education and training system and continuously optimizing the framework of its training system, the Company has also organized diversified training courses based on a multi-layer, multi-class and multi-category structure, with a particular focus on the core areas of business management of the Company and the development needs of the employees. The annual training plan places an emphasis on improving the skills required for employees’ discharge of their various duties and responsibilities, strengthening the training and intellectual support for key personnel of the Company, including senior and mid-level management teams, sales management team, operation management team and skilled personnel, and highlighting the practical and targeted features of various training programs, thus enabling the Company’s education and training programs to continuously provide intellectual support and bring synergistic effect to the Company’s management value chain. Through the implementation of a series of targeted training programs with prominent themes and clear directions, the Company’s education and training departments at all levels effectively promoted relevant work of the Company in business development, team building, cultural cultivation, service improvement, efficiency optimization and risk prevention in 2014.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

1.	The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Supervisory Committee meetings of the Company have been functioning independently and coordinately.

2.	In accordance with the requirements of its listed jurisdictions and relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken the initiative to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategy and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the decision-making of the Board.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

3.	The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established four specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad-hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and capabilities.

4.	The Supervisory Committee of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the Procedural Rules for Supervisory Committee Meetings. Members of the Supervisory Committee attended the shareholders’ general meetings and the Supervisory Committee meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their supervisory role.

5.	The Company has carried out the procedures relating to the resignation and appointment of Directors and Supervisors in compliance with applicable laws and regulations. Pursuant to the relevant requirements of national policies, Mr. Sun Changji and Mr. Tang Jianbang, both of whom were Independent Directors, and Mr. Luo Zhongmin, an External Supervisor, resigned from their respective positions in the Board and the Supervisory Committee. Mr. Wan Feng and Ms. Liu Yingqi, both of whom were Directors, resigned from their respective positions in the Board due to adjustment of work arrangements. Mr. Su Hengxuan, Mr. Miao Ping, Mr. Chang Tso Tung Stephen, and Mr. Huang Yiping were elected as new Directors, while Ms. Xiong Junhong was elected as a new Supervisor, both at shareholders’ general meetings of the Company. The Company has complied with the governance-related rules and regulations and strictly carried out all of the above governance procedures.

6.	The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

7.	The Board and Supervisory Committee of the Company conducted extensive investigation and research activities. Members of the Board carried out investigation and research on Beijing Audit Center and local branches of the Company in Hubei Province, conducted inspection of the operation and development of local branches, their mid- or long-term work plans and internal audits. Members of the Supervisory Committee subsequently carried out investigation and research on local branches of the Company in Guizhou Province, Hubei Province and Gansu Province, as well as the supervisory committee of China Minsheng Bank, and listened to the report on the special topic of risk control and the presentation sharing the experience of the establishment of supervisory committee.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

8.	Directors and Supervisors of the Company actively attended various training courses. All Directors and Supervisors attended the annual special training courses taught by external lawyers, auditors and experts that covered the regulatory rules governing the listed companies in Hong Kong, development trend of international risk management, and director liability risks and protection, etc. They also attended training courses relating to anti-money laundering pursuant to regulatory requirements. Directors and Supervisors have referred to the relevant materials prepared by the Company on a regular basis and listened to the reports on special topics. Some of the Supervisors attended the “Advanced Study Course on the Regulation of Listed Companies and Enterprises Outside China” organized by the Hong Kong Institute of Chartered Secretaries in Hong Kong.

SHAREHOLDERS’ GENERAL MEETING

The shareholders’ general meeting, as an organ of highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non Employee Representative Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

1.	Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2013 Annual General Meeting	29 May 2014	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	30 May 2014
First Extraordinary General Meeting 2014	18 August 2014	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	19 August 2014
Second Extraordinary General Meeting 2014	29 December 2014	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	30 December 2014

15 proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2013”, the “Proposal in relation to the Report of the Supervisory Committee of the Company for the Year 2013”, the “Proposal in relation to the Financial Report of the Company for the Year 2013”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2013”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, and the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2014”, etc. were considered and approved by a combination of on-site and online ballots, and the “Duty Report of the Independent Directors of the Fourth Session of the Board of Directors of the Company for the Year 2013” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2013” were received and reviewed at the 2013 Annual General Meeting held in Beijing on 29 May 2014.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

Four proposals were considered and approved by a combination of on-site and online ballots at the First Extraordinary General Meeting 2014 held in Beijing on 18 August 2014, including: the “Proposal in relation to the Election of Mr. Chang Tso Tung Stephen as an Independent Director of the Fourth Session of the Board of Directors of the Company”, the “Proposal in relation to the Election of Ms. Xiong Junhong as a Shareholder Representative Supervisor of the Fourth Session of the Supervisory Committee of the Company”, the “Proposal in relation to the Amendments to the ‘Precedural Rules for the Supervisory Committee Meeting’”, and the “Proposal in relation to the Election of Mr. Huang Yiping as an Independent Director of the Fourth Session of the Board of Directors of the Company”.

The “Proposal in relation to the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds between the Company and China Life Investment Holding Company Limited” was considered and approved by a combination of on-site and online ballots at the Second Extraordinary General Meeting 2014 held in Beijing on 29 December 2014.

2.	Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies	Number of meetings absent	Attendance rate

Yang Mingsheng	Executive Director	3	2	0	0	1	67%
Lin Dairen	Executive Director	3	3	0	0	0	100%
Su HengxuanNote 1	Executive Director	2	0	0	0	2	0
Miao PingNote 2	Executive Director	2	2	0	0	0	100%
Miao Jianmin	Non-executive Director	3	2	0	0	1	67%
Zhang Xiangxian	Non-executive Director	3	2	0	0	1	67%
Wang Sidong	Non-executive Director	3	2	0	0	1	67%
Bruce Douglas Moore	Independent Director	3	1	0	0	2	33%
Anthony Francis Neoh	Independent Director	3	2	0	0	1	67%
Chang Tso Tung StephenNote 3	Independent Director	1	0	0	0	1	0
Huang YipingNote 4	Independent Director	1	0	0	0	1	0

Notes:

1.	Mr. Su Hengxuan has been an Executive Director of the Company and a member of the Strategy and Investment Decision Committee since 1 July 2014;
2.	Mr. Miao Ping has been an Executive Director of the Company and a member of the Risk Management Committee since 1 July 2014;
3.	Mr. Chang Tso Tung Stephen has been an Independent Director of the Company and a member of the Audit Committee and the Chairman of the Nomination and Remuneration Committee since 20 October 2014;
4.	Mr. Huang Yiping has been an Independent Director of the Company and a member of the Audit Committee and the Chairman of the Strategic and Investment Decision Committee since 20 October 2014.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

BOARD

The Board is the standing decision-making body of the Company and its main duties include the following: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, and assessing the internal control systems of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board comprised 11 members, including 4 Executive Directors, 3 Non-executive Directors and 4 Independent Directors. The number of Independent Directors complies with the minimum requirement of 3 Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the Listing Rules of the HKSE. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has purchased director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among Board members, members of the Supervisory Committee or senior management (including between the Chairman, Mr. Yang Mingsheng and the President, Mr. Lin Dairen).

In 2014, all Directors attended the annual special training courses taught by external lawyers, auditors and experts that covered the regulatory rules governing the listed companies in Hong Kong, development trend of international risk management, and director liability risks and protection, etc. They also attended training courses relating to anti-money laundering pursuant to regulatory requirements. All directors of the Company have referred to the relevant materials prepared by the Company on a regular basis and listened to the reports on special topics. Under the arrangement of regulatory authorities, the Board Secretary attended training courses organized by the Beijing Securities Regulatory Bureau and the Hong Kong Institute of Chartered Secretaries in Hong Kong.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

In 2014, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports and related financial reports, and major business operations of the year. Meetings are convened by the Chairman and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2014, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation was found which would have material adverse impacts on the Company’s ongoing operation.

Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than 2 Independent Directors, the Chairman or the President. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the Board meeting need not be convened and such resolution in writing shall become an effective resolution.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting rights on the matter to be considered and shall not be counted in the quorum for the Board meeting.

All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by any Director.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

1.	Meetings and attendance

In 2014, 7 Board meetings were held by the fourth session of the Board, of which 6 were physical meetings and 1 was combined physical and telephony meeting. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	7	7	0		0		0	100%	No
Lin Dairen	Executive Director	7	7	0		0		0	100%	No
Su Hengxuan	Executive Director	3	3	0		0		0	100%	No
Miao Ping	Executive Director	3	3	0		0		0	100%	No
Miao Jianmin	Non-executive Director	7	3	0		4	Note 1	0	43%	Yes
Zhang Xiangxian	Non-executive Director	7	6	0		1	Note 2	0	86%	No
Wang Sidong	Non-executive Director	7	6	0		1	Note 3	0	86%	No
Bruce Douglas Moore	Independent Director	7	6	1	Note 4	0		0	100%	No
Anthony Francis Neoh	Independent Director	7	6	1	Note 5	0		0	100%	No
Chang Tso Tung Stephen	Independent Director	2	2	0		0		0	100%	No
Huang Yiping	Independent Director	2	2	0		0		0	100%	No

Notes:

1.	At the twelfth meeting of the fourth session of the Board held on 25 March 2014, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting; at the fourteenth meeting of the fourth session of the Board held on 29 May 2014, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting; at the sixteenth meeting of the fourth session of the Board held on 27 August 2014, Mr. Miao Jianmin gave written authorization for Mr. Lin Dairen to act as his proxy to attend and vote at the meeting; at the seventeenth meeting of the fourth session of the Board held on 28 October 2014, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
2.	At the sixteenth meeting of the fourth session of the Board held on 27 August 2014, Mr. Zhang Xiangxian gave written authorization for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting;
3.	At the thirteenth meeting of the fourth session of the Board held on 25 April 2014, Mr. Wang Sidong gave written authorization for Mr. Miao Jianmin to act as his proxy to attend and vote at the meeting;
4.	At the fifteenth meeting of the fourth session of the Board held on 30 June 2014, Mr. Bruce Douglas Moore attended the meeting by way of telephony;
5.	At the fifteenth meeting of the fourth session of the Board held on 30 June 2014, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

From the end of year 2014 up to the Latest Practicable Date (i.e. 24 March 2015), 1 Board meeting was held by the Board. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	1	1	0	0		0	100%	No
Lin Dairen	Executive Director	1	1	0	0		0	100%	No
Su Hengxuan	Executive Director	1	1	0	0		0	100%	No
Miao Ping	Executive Director	1	1	0	0		0	100%	No
Miao Jianmin	Non-executive Director	1	0	0	1	Note	0	0	No
Zhang Xiangxian	Non-executive Director	1	1	0	0		0	100%	No
Wang Sidong	Non-executive Director	1	1	0	0		0	100%	No
Bruce Douglas Moore	Independent Director	1	1	0	0		0	100%	No
Anthony Francis Neoh	Independent Director	1	1	0	0		0	100%	No
Chang Tso Tung Stephen	Independent Director	1	1	0	0		0	100%	No
Huang Yiping	Independent Director	1	1	0	0		0	100%	No

Note:	At the nineteenth meeting of the fourth session of the Board held on 24 March 2015, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting.

In 2014, the attendance records of the resigned Directors are as follows:

Name of Director	General Meeting	Board Meeting	Audit Committee Meeting	Nomination and Remuneration Committee Meeting	Risk Management Committee Meeting	Strategy and Investment Decision Committee Meeting

Wan Feng Note 1	0/1	2/4	—	—	—	2/3
Liu Yingqi Note 2	—	—	—	—	—	—
Sun Changji Note 3	0/2	3/5	2/3	4/4	—	—
Tang Jianbang Note 4	1/2	5/5	3/3	—	—	4/4

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

Notes:

1.	Mr. Wan Feng was re-designated from an Executive Director of the Company to a Non-executive Director on 25 March 2014, and ceased to be a Non-executive Director of the Company and a member of the Strategy and Investment Decision Committee on 5 August 2014. At the fourteenth meeting of the fourth session of the Board held on 29 May 2014, Mr. Wan Feng gave written authorization for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting; at the fifteenth meeting of the fourth session of the Board held on 30 June 2014, Mr. Wan Feng gave written authorization for Mr. Miao Jianmin to act as his proxy to attend and vote at the meeting; at the eleventh meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 29 May 2014, Mr. Wan Feng gave written authorization for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting;
2.	Ms. Liu Yingqi ceased to be an Executive Director of the Company and a member of the Risk Management Committee on 25 March 2014, and therefore did not attend any meetings of the Board and the Risk Management Committee of the Company in 2014;
3.	Mr. Sun Changji ceased to be an Independent Director of the Company, a member of the Audit Committee and the Chairman of the Nomination and Remuneration Committee on 20 October 2014. At the fifteenth meeting of the fourth session of the Board held on 30 June 2014, Mr. Sun Changji gave written authorization for Mr. Tang Jianbang to act as his proxy to attend and vote at the meeting; at the sixteenth meeting of the fourth session of the Board held on 27 August 2014, Mr. Sun Changji gave written authorization for Mr. Tang Jianbang to act as his proxy to attend and vote at the meeting; at the eleventh meeting of the Audit Committee of the fourth session of the Board held on 27 August 2014, Mr. Sun Changji gave written authorization for Mr. Bruce Douglas Moore to act as his proxy to attend and vote at the meeting; at the seventh meeting of the Nomination and Remuneration Committee of the fourth session of the Board held on 27 August 2014, Mr. Sun Changji attended the meeting by way of telephony;
4.	Mr. Tang Jianbang ceased to be an Independent Director of the Company, a member of the Audit Committee and the Chairman of the Strategy and Investment Decision Committee on 20 October 2014.

2.	Performance of duties by Independent Directors

In 2014, all Independent Directors of the Company possessed extensive experience in various fields, such as insurance, management, finance and accounting, and law. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2014, examining and approving the Company’s business development, financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At an annual special meeting among the Chairman, Non-executive Directors and Independent Directors, all Independent Directors made recommendations in various aspects, such as the development of the global capital market, return on investment and balance of risks, and gave constructive advice on corporate governance, team building and marketing method. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

advice after careful deliberation and discussion. In 2014, the Company provided various materials to Independent Directors, which enabled them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2014, the Independent Directors of the Company and the representatives from the external auditors (Ernst & Young Hua Ming LLP and Ernst & Young) convened two special meetings to separately discuss on matters including the audit for the year 2013 and the annual financial reports, and listened to the “2014 Annual Audit Plan”, and communicate in respect of the audit work of the Company.

In 2014, the Independent Directors of the Company conducted investigation and research on Beijing Audit Center and the local branches of the Company in Hubei Province and carried out on-site inspections of the business development and management of the above branches.

During the Reporting Period, Mr. Bruce Douglas Moore, an Independent Director, abstained from voting on the “Proposal in relation to the Proposed Participation in the Capital Increase of Sinopec Marketing Company Ltd.” due to the facts that the investment project was complicated and he was not familiar with the sale market of refined oil in China. No Independent Director has raised any objection against other proposals and matters considered by the Board of the Company.

CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Yang Mingsheng served as the Chairman of the Board of Directors of the Company. The Chairman is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, promoting a culture of openness and debate, convening special meetings with Non-executive Directors and Independent Directors, and exercising other rights conferred on him by the Board. The Chairman is accountable to and reports to the Board. Mr. Lin Dairen is the President of the Company. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

SUPERVISORY COMMITTEE

Pursuant to the Company Law and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee performs the following duties in accordance with the Company Law, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and supervisory rules of the Company’s listed jurisdictions.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

The Supervisory Committee consists of Non Employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Supervisory Committee. Non Employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Supervisory Committee is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc.

Meetings of the Supervisory Committee are convened by the Chairperson of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee meetings. Supervisory Committee meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodical reports, and examine the financial conditions and internal control of the Company. Ad-hoc meetings are convened when necessary.

At present, the fourth session of the Supervisory Committee of the Company comprises Ms. Xia Zhihua, Mr. Shi Xiangming, Ms. Yang Cuilian, Mr. Li Xuejun and Ms. Xiong Junhong, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Ms. Xiong Junhong are Non Employee Representative Supervisors, and Ms. Yang Cuilian and Mr. Li Xuejun are Employee Representative Supervisors.

1.	Meetings and attendance

In 2014, 6 meetings were held by the fourth session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance

Xia Zhihua	6/6		100%
Shi Xiangming	6/6		100%
Yang Cuilian	6/6		100%
Li Xuejun	5/6	Note 1	83%
Xiong Junhong	2/2		100%

Notes:

1.	At the fourteenth meeting of the fourth session of the Supervisory Committee held on 28 October 2014, Mr. Li Xuejun gave written authorization for Mr. Shi Xiangming to act as his proxy to attend and vote at the meeting;
2.	Mr. Luo Zhongmin ceased to be a Supervisor of the Company on 29 May 2014. In 2014, Mr. Luo Zhongmin attended the tenth and eleventh meetings of the fourth session of the Supervisory Committee of the Company with an attendance rate of 100%.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

From the end of the year 2014 up to the Latest Practicable Date, the Supervisory Committee convened 1 meeting. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate

Xia Zhihua	1/1	100%
Shi Xiangming	1/1	100%
Yang Cuilian	1/1	100%
Li Xuejun	1/1	100%
Xiong Junhong	1/1	100%

2.	The Supervisory Committee had no objection in respect of any matters under its supervision during the Reporting Period.

3.	Activities of the Supervisory Committee during the Reporting Period

For the work done by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2014, the Audit Committee comprised only Independent Directors of the Company. At present, the Audit Committee of the fourth session of the Board comprises Mr. Bruce Douglas Moore, Mr. Chang Tso Tung Stephen, and Mr. Huang Yiping, with Mr. Bruce Douglas Moore acting as the Chairman.

All members of the Audit Committee have extensive experience in financial matters. Mr. Bruce Douglas Moore is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

1.	Meetings and attendance

In 2014, 4 meetings were held by the Audit Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the fourth session of the Board	4/4	100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%
Huang Yiping	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

From the end of the year 2014 up to the Latest Practicable Date, the Audit Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the fourth session of the Board	1/1	100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%
Huang Yiping	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%

2.	Performance of duties by the Audit Committee

(1)	Reviewing and approving the “Proposal on the 2013 Financial Report of the Company”, the “Proposal on the Financial Report of the Company for the First Quarter of 2014”, the “Proposal on the 2014 Interim Report of the Company” and the “Proposal on the Financial Report of the Company for the Third Quarter of 2014”. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard.

(2)	Reviewing and approving the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2014”; listening to the “Report on the Audit Plan of 2013”, the “Report on the Results of Agreed-upon Procedures Performed in relation to the First Quarter of 2014”, the “Report on the 2014 Interim Review” and the “Report on the Results of Agreed-upon Procedures Performed in relation to the Third Quarter of 2014” from the external auditors.

(3)	Examining the internal audit functions of the Company; reviewing and approving proposals including the “Proposal on the 2013 Internal Audit Summary and the 2014 Internal Audit Work Plan and Budget of Costs of the Company”, the “Proposal on the Audit on the Senior Management of the Company” and the “Proposal on the Internal Audit Summary for the First Half of 2014 and the Internal Audit Work Plan for the Second Half of 2014”, in order to facilitate the communication between the Company’s internal audit department and the independent auditors.

(4)	Monitoring the Company’s internal control function; reviewing and approving the “Proposal concerning the 2013 Internal Control Assessments of the Company” and the “Proposal concerning the 2014 Work Plan of Internal Control Assessment of the Company” pursuant to Section 404 of the U.S. Sarbanes-Oxley Act; listening to the “Report on the Improvement of the Issues Identified by Ernst & Young in the First Round of Internal Control Audit in 2014”.

(5)

Reviewing and approving the “Proposal concerning the Compliance Report of the Company for 2013”, the “Proposal concerning the 2013 Audit Report of Connected Transactions of the Company” and the “Proposal concerning the Compliance Report of the Company for the First Half of 2014” pursuant to the relevant requirements of the CIRC and the SSE; reviewing the proposals on connected transactions, including the “Proposal concerning the Amendment to the Framework Agreement of Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.”, the “Proposal on Requesting the Shareholders’ General Meeting to Review the Capital Injection by the Company to China Life Property & Casualty Insurance Company Limited”, the “Proposal concerning the Execution of the Framework

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

Agreement of Daily Connected Transactions between the Company and its non-wholly owned subsidiary China Life Pension Company Limited and China Life AMP Asset Management Co., Ltd.”, the “Proposal concerning the Execution of the Framework Agreement of Daily Connected Transactions between China Life Insurance (Group) Company and its non-wholly owned subsidiary China Life Property & Casualty Insurance Company Limited and China Life AMP Asset Management Co., Ltd.” and the “Proposal concerning the Execution of the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds between the Company and China Life Investment Holding Company Limited”; reviewing the report on the list of connected parties of the Company and submitting a report relating thereto to the Board and the Supervisory Committee.

(6)	Conducting investigation and research on Beijing Audit Center in May 2014 to have an in-depth understanding of the situation of such audit center since its inception in 2013, such as its work, long-term work planning, and the 2014 work plan and off-site audit. Through the investigation and research, all members of the Audit Committee highly appraised the work conducted by Beijing Audit Center, and offered supports for the better performance of duties of the Audit Committee.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.

At present, the Nomination and Remuneration Committee of the fourth session of the Board comprises Mr. Chang Tso Tung Stephen and Mr. Bruce Douglas Moore, both of whom are Independent Directors, and Mr. Miao Jianmin, a Non-executive Director, with Mr. Chang Tso Tung Stephen acting as the Chairman.

The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

1.	Meetings and attendance

In 2014, 5 meetings were held by the Nomination and Remuneration Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Nomination and Remuneration Committee of the fourth session of the Board	1/1		100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	5/5	Note	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	5/5		100%

Note:	At the sixth meeting of the Nomination and Remuneration Committee of the fourth session of the Board held on 30 June 2014, Mr. Bruce Douglas Moore attended the meeting by way of telephony.

From the end of the year 2014 up to the Latest Practicable Date, the Nomination and Remuneration Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Nomination and Remuneration Committee of the fourth session of the Board	1/1	100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	1/1	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	1/1	100%

2.	Performance of duties by the Nomination and Remuneration Committee

In 2014, the Nomination and Remuneration Committee performed its relevant duties and functions strictly in accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. In 2014, the Nomination and Remuneration Committee convened five meetings, reviewed and approved the “Proposal concerning the 2013 Remuneration Management Report of the Company”, and the “Proposal in relation to the 2013 Performance Appraisal Result and the Contract of 2014 Performance of the Company’s Senior Management”, the “Proposal concerning the Remuneration of Directors and Supervisors of the Company” and the “Proposal concerning the Remuneration of Senior Management of the Company”; reviewed and approved the proposals in relation to the nomination of candidates of Executive Directors and Independent Directors, and the appointment of the President, Vice Presidents and Chief Financial Officer.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

In accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings” and the “Board Diversity Policy”, the Nomination and Remuneration Committee carefully reviewed the structure of the Board, its number of members and composition, fully reviewed the professional qualifications and industrial background of the Director candidates and the members of the specialized Board committees, and the independence of the Independent Directors while taking into consideration of various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and appraised the performance of Directors in the discharge of their duties.

RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, assisting the management in establishing and improving the Company’s internal control system, formulating the operational risk management policy of the Company, reviewing the assessment reports in relation to the Company’s operational risk and internal control, and coordinating the handling of sudden and significant risks or crises.

At present, the Risk Management Committee of the fourth session of the Board comprises Mr. Anthony Francis Neoh, an Independent Director, Mr. Zhang Xiangxian, a Non-executive Director, and Mr. Miao Ping, an Executive Director, with Mr. Anthony Francis Neoh acting as the Chairman of the committee.

1.	Meetings and attendance

In 2014, 3 meetings were held by the Risk Management Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fourth session of the Board	3/3	100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fourth session of the Board	3/3	100%
Miao Ping	Executive Director, member of the Risk Management Committee of the fourth session of the Board	1/1	100%

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

From the end of the year 2014 up to the Latest Practicable Date, the Risk Management Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fourth session of the Board	1/1	100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fourth session of the Board	1/1	100%
Miao Ping	Executive Director, member of the Risk Management Committee of the fourth session of the Board	1/1	100%

2.	Performance of duties by the Risk Management Committee

In 2014, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. In 2014, the Risk Management Committee convened three meetings, reviewed and approved the “Proposal concerning the 2013 Work Summary of Anti-money Laundering and the 2014 Work Plan Report of the Company”, the “Proposal concerning the 2013 Comprehensive Risk Management Report of the Company”, the “Proposal concerning the 2014 Risk Preference Statement of the Company” and the “Proposal concerning the Amendments to the Comprehensive Risk Management Provisions of the Company”; listened to the “Report on the Work of Risk Preference and the Thoughts of 2015 Comprehensive Risk Management Work of the Company”; participated in the Audit Committee meetings to listen to the “Proposal concerning the 2013 Compliance Report of the Company” and the “Proposal concerning the 2013 Internal Control Assessment of the Company”.

STRATEGY AND INVESTMENT DECISION COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant projects of capital operation and assets management, and conducting studies and making recommendations on other important matters affecting the development of the Company.

At present, the Strategy and Investment Decision Committee of the fourth session of the Board comprises Mr. Huang Yiping, an Independent Director, Mr. Wang Sidong, a Non-executive Director, Mr. Lin Dairen, an Executive Director, Mr. Anthony Francis Neoh, an Independent Director and Mr. Su Hengxuan, an Executive Director, with Mr. Huang Yiping acting as the Chairman.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

1.	Meetings and attendance

In 2014, 6 meetings were held by the Strategy and Investment Decision Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Huang Yiping	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2		100%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	5/6	Note	83%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	6/6		100%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	6/6		100%
Su Hengxuan	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	3/3		100%

Note:	At the tenth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 25 April 2014, Mr. Wang Sidong gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting.

From the end of the year 2014 up to the Latest Practicable Date, the Strategy and Investment Decision Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Huang Yiping	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1		100%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	0/1	Note 1	0
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	0/1	Note 2	0
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1		100%
Su Hengxuan	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1		100%

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

Notes:

1.	At the fifteenth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 24 March 2015, Mr. Wang Sidong gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting.

2.	At the fifteenth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 24 March 2015, Mr. Lin Dairen gave written authorization for Mr. Su Hengxuan to act as his proxy to attend and vote at the meeting.

2.	Performance of duties by the Strategy and Investment Decision Committee

In 2014, the Strategy and Investment Decision Committee performed its duties and functions in strict compliance with the “Procedural Rules for Strategy and Investment Decision Committee Meetings”. In 2014, the Strategy and Investment Decision Committee held six meetings reviewed and approved the proposals in relation to annual investment plans, authorization of investments, new investment businesses, agreements and guidances for domestic and international entrusted investment management and major investment projects, and listened to reports, such as the report on the solvency and capital planning of the Company for the next five years and the annual assessment report for the “Twelfth Five-year Plan”.

Based on its work needs, the Strategy and Investment Decision Committee conducted investigation and research in Hubei Province in April 2014, discussed with the management of the Company’s branches at provincial, city and county levels, listened to the reports from branch offices with respect to the basic situations including their business development, risk prevention and payments on maturities, and conducted on-site inspection of “95519” call center and the service counters of local companies in counties. Through the investigation and research, all Directors had an in-depth understanding of the implementation by local companies of strategic decisions of the Board and gave their guiding opinions in respect thereof.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as its all types of personal insurance services, consulting business and agency business, and other businesses permitted by insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, a performance target contract will be entered into between the Chairman and the President, the President and the Vice Presidents, and the President’s Office and the senior management of branches of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capacity of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management comprises basic salary, performance compensation, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital, or if the Board or the Supervisory Committee deems necessary, or more than half of the Directors (including at least two Independent Directors) requests, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Company Secretary or the Board Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulatory rules of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors through innovative work models, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

In 2014, the Company continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner: in accordance with the regulatory requirements of the CSRC and the Beijing Securities Regulatory Bureau with respect to the system of registration and administration of persons of the Company who have knowledge of inside information, the Company strictly and consistently implemented the “Measures for the Administration of Persons Who Have Knowledge of Inside Information” to ensure the standardization of its workflow for the management of inside information. The Company strictly implemented the registration and filing procedures of persons who have knowledge of inside information and conducted a self-examination over the implementation of the “Measures for the Administration of Persons Who Have Knowledge of Inside Information” in 2014, thereby further improving its information disclosure system.

In 2014, the Company continued to promote the innovation of its periodic reports. The Company fully considered the needs of its shareholders and investors on information, actively studied and improved the method of disclosure of key information, and extended the scope and depth of information disclosure so as to enable the shareholders and investors to have a deeper understanding of the development strategies and business operations of the Company, thus further enhancing the quality of information disclosure of periodic reports. The Company disclosed important announcements in relation to its financial results with initiative and prudence, which ensured the shareholders and investors to obtain timely and accurate information. The Company regularly organized training courses relating to information disclosure, carried out timely study and promotion of new regulatory rules of its listed jurisdictions, explained the key points and difficulties of information disclosure, strengthened its internal information exchange, continuously improved its workflow for information disclosure and improved the quality of its information disclosure. Such substantial and effective information disclosure measures has laid down a sound foundation for the continuous improvement of information disclosure of the Company.

China Life Insurance Company Limited    Annual Report 2014

Corporate Governance

In 2014, the Company continuously improved and strengthened investor relations, which mainly included holding the Annual General Meeting, holding results release conferences, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, organizing global open days of the Company, updating information on its investor relations website in a timely manner, delivering investor newsletters, establishing an investor relations hotline and an exclusive electronic mailbox to ensure timely replies to any enquiries made by investors and investment analysts.

In 2014, the Company communicated with more than 3,000 investors and analysts through different channels, including the reception at the Company of 117 groups of investors and analysts consisting of over 500 individuals in total, communicating with more than 1,000 investors by participating in 17 investors’ meetings held locally or overseas, and meeting and visiting more than 230 investors in roadshows. In addition, the Company kept in close contact with investors’ groups by phone and email, communicated through more than 1,500 emails with investors’ groups, and answered and replied more than 1,000 calls and emails.

In 2014, the Company was awarded the “Most Popular Website of Listed Companies Among Investors” and the “Best Website of Listed Companies for Information Disclosure”, and Mr. Zheng Yong, the Board Secretary, was awarded the “Board Secretary of the Best Website for Investor Relations Management” in the “Sixth Session of the Election of the Outstanding Website of Listed Companies in China” held by the Securities Times. In the “China Listed Companies Oversea Summit Forum in 2014 – China Securities Golden Bauhinia Award Festival” held by Hong Kong “Takungpao”, the Company was awarded the “2014 Best Listed Company for Investor Relations Management”. In the “12th China’s Financial Annual Champion Awards of 2014” jointly organized by Hexun.com and China Securities Market Research and Design Center, the Company was awarded the “2014 Most Reliable Life Insurance Company of the Year”, and Mr. Lin Dairen, President of the Company, was awarded the “Annual Influential Person in the Insurance Industry”. In the assessment and selection of the “Gold Bull Award for Listed Companies in 2013” held by China Securities in 2014, the Company was awarded the title of the “Most Profitable Company”. Mr. Zheng Yong, the Board Secretary, was awarded the title of the “Best Board Secretary for Information Disclosure” in the “Golden Board Secretary of Listed Companies of 2014” held by Shanghai Securities News.

CHANGES OF THE ARTICLES OF ASSOCIATION

With the approval at the 2013 Annual General Meeting held on 29 May 2014, the Company increased the number of the Board members as stipulated in the Articles of Association from 11 to 12. The amendment has been approved by the CIRC on 1 July 2014. For details of such amendment, please refer to the Supplemental Notice of 2013 Annual General Meeting of the Company dated 13 May 2014 and relevant meeting documents.

China Life Insurance Company Limited    Annual Report 2014

Internal Control

I.	ESTABLISHMENT OF AN INTERNAL CONTROL SYSTEM

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2014 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promote the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2014 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2014 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2014 in its Form 20-F (U.S. Annual Report) submitted to the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2014, and confirmed that its internal controls were effective. The Company had also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2014. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments performed by the Board. The Company has established Internal Control and Risk Management Departments and Internal Control and Compliance Departments in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the requirements of the PRC regulations and Section 404 of the U.S. Sarbanes-Oxley Act, and reports to the Board, the Audit Committee and the management. In 2014, the Company further improved its internal control self- assessment systems, with its functional departments conducting the internal control self-assessment by way of walk-through test and strengthened its risk-oriented assessment strategy through target-specific assessments and substantive tests. The Company also further enhanced its independence of internal control assessment through cross-examination among its local branches.

China Life Insurance Company Limited    Annual Report 2014

Internal Control

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets, complied with relevant PRC laws and regulations and the internal rules and regulations of the Company, and improved the quality of accounting data.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels of products such as individual insurance, group insurance, bancassurance, health insurance, rural insurance and e-commerce. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims, and the safe custody of documents. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

The Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited” in accordance with the relevant laws and regulations, such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which was reviewed and approved at the twelfth ad-hoc meeting of the third session of the Board held on 15 March 2011. These Provisional Measures set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As of 31 December 2014, there has been no major error in periodic report disclosures of the Company.

The Company established transparent and standardized investment decision-making procedures and procedural rules to ensure the safe use of insurance funds. The Company has set up an Investment Decisions Committee with its own procedural rules. Any investment plans of the Company could only be implemented after obtaining the approval from the Investment Decisions Committee, which ensures that all investment decisions are in compliance with the requirements of PRC laws, regulations and administrative rules, and are proper taking into account the balance between assets and liabilities of the Company.

China Life Insurance Company Limited    Annual Report 2014

Internal Control

The Company has established a comprehensive information technology system and formed a closed-loop mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. Further, the Company has promoted the construction of an information safety system, and formulated and implemented a series of effective internal control measures in the course of system development and testing and day-to-day operation and management, thereby strengthening the information safety control and improving the information safety management of the Company.

The Internal Control and Risk Management Department, Audit Department, and Supervision Department of the Company are responsible for overseeing the implementation of its internal control policies. The Internal Control and Risk Management Department identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhance legal compliance and pursue responsible persons. Adhering to the risk-oriented principle, in addition to the routine audits, the Audit Department has carried out a variety of ad-hoc audits, covering short-term health insurance, policy-based medical and social security supplemental medical insurance, costs in relation to business promotion and education and training, information system security, connected transactions, rectification of internal control deficiencies and subsequent audit. These routine and ad-hoc audits enabled the Company to identify potential risks in a timely manner and promote the business operation of the Company in compliance with applicable laws and regulations through improving the supervision and remedial mechanisms, strengthening the implementation of rectification measures and enhancing the application of audit results. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws, disciplinary rules and regulations by employees, each being implemented by the Supervision Department, which ensures that cases involving any violations of laws, disciplinary rules and regulations by employees are handled in a timely manner, and the persons involved will be attributed proper responsibility. In September 2014, the Company dismissed the Sales Supervision Department, the management functions and responsibilities of which were given to other relevant departments of the Company, including the management functions and responsibilities with respect to any cases involving insurance agents (which specifically refer to judicial cases) being assigned to the Supervision Department. The Supervision Department reports and manages the responsibility attribution of the cases involving insurance agents in accordance with regulations such as the “Notice on the Establishment of a Reporting System of Judicial Cases involving Insurance Industry” and internal policies such as the “Implementing Rules for Responsibility Attribution of Cases”, and will constantly optimize the relevant internal policies pursuant to the standards for administration of cases of insurance institutions to be promulgated by the competent authorities in charge of supervision of the insurance industry.

China Life Insurance Company Limited    Annual Report 2014

Internal Control

II.	RISK MANAGEMENT

The Company established a 5-tier organizational structure with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments. The first tier is the corporate governance level, including the Board, the Supervisory Committee and the Risk Management Committee and the Audit Committee under the Board. The second tier is the headquarter level. The President’s Office of the Company has set up the Internal Control and Risk Management Committee, under which several functional departments, such as the Internal Control and Risk Management Department, the Legal and Compliance Department, the Supervision Department, the Audit Department, and the departments in charge of finance and business administration, are established. The third tier is the provincial branches level. The General Manager’s Office of the Company has set up the Internal Control and Risk Management Committee, under which several functional departments, such as the Internal Control and Compliance Department, the Supervision Department, and the departments in charge of finance and business administration, are established. The fourth tier is the local or city branches level, including Supervision (Legal and Compliance) Departments and related functional departments. The fifth tier is the county sub-branches level, the persons responsible for internal control and risk management of which have been determined. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

In 2014, the Company continued to implement the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC so as to further promote the establishment of a comprehensive risk management system for the Company, and strengthen the downward transmission mechanism for the system of risk preference in order to change its risk supervision and control from ex post reporting to concurrent monitoring. The Company developed and improved the framework for comprehensive risk management, and formulated a plan to establish a risk database with the aim to conducting quantitative assessment of risk losses and risk indicators. The Company also continued to strengthen its efforts in risk early-warning and risk classification management, and intensify its control over key risk fields, thus forming a standardized and systematic early-warning system.

For an analysis and management of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

III.	ACCOUNTABILITY SYSTEM FOR MAJOR ERRORS IN ANNUAL REPORTS AND ITS IMPLEMENTATION

The Company formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which were adopted throughout the Company after being examined and approved by the Board in March 2011, and organized the related internal departments and personnel to study and implement it. In 2014, there were no incidents of major error in the annual report of the Company.

China Life Insurance Company Limited    Annual Report 2014

Honors and Awards

“Forbes”	“2014 Forbes Global 2000”, ranking No. 66

“FORTUNE China”	“2014 Top 500 Chinese Enterprises”, ranking No. 11

Hexun.com and China Securities Market Research and Design Center – the “12th China’s Financial Annual Champion Awards of 2014”	“2014 Most Reliable Life Insurance Company”

Hong Kong “Takungpao”	“Golden Bauhinia Award – 2014 Best Listed Company for Investor Relations Management”

Millward Brown	“2014 BrandZ Top 100 Global Most Valuable Brands”, ranking No. 81

“Financial Times” – “2014 Gold Medal List of Chinese Financial Institutions”	“2014 Golden Dragon Award – Best Listed Insurance Company of the Year”

“21st Century Business Herald” – Assessment and Selection of the 21st Century Asset Management “Golden-shell Award” (the 7th Session)	“2014 Golden-shell Award – Best Insurance Company for Comprehensive Services”

“National Business Daily” – Assessment and Selection of the “Golden Tripod Award” (the 5th Session)	“2014 Golden Tripod Award – the Insurance Company with the Strongest Comprehensive Strength of the Year”

Eastmoney.com – “2014 Eastmoney Award”	“2014 Best Insurance Company of the Year”

China Life Insurance Company Limited    Annual Report 2014

Independent Auditors’ Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 98 to 216, which comprise the consolidated and company statements of financial position as at 31 December 2014, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young

Certified Public Accountants

Hong Kong

24 March 2015

China Life Insurance Company Limited    Annual Report 2014

Consolidated Statement of Financial Position

As at 31 December 2014

	Notes	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

ASSETS
Property, plant and equipment	6	25,348	23,393
Investment properties	7	1,283	1,329
Investments in associates and joint ventures	8	44,390	34,775
Held-to-maturity securities	9.1	517,283	503,075
Loans	9.2	166,453	118,626
Term deposits	9.3	690,156	664,174
Statutory deposits – restricted	9.4	6,153	6,153
Available-for-sale securities	9.5	607,531	491,527
Securities at fair value through profit or loss	9.6	53,052	34,172
Securities purchased under agreements to resell	9.7	11,925	8,295
Accrued investment income	9.8	44,350	34,717
Premiums receivable	11	11,166	9,876
Reinsurance assets	12	1,032	1,069
Other assets	13	19,411	20,430
Cash and cash equivalents		47,034	21,330

Total assets		2,246,567	1,972,941

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Consolidated Statement of Financial Position

As at 31 December 2014

	Notes	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,603,446	1,494,497
Investment contracts	15	72,275	65,087
Policyholder dividends payable		74,745	49,536
Interest-bearing loans and borrowings	16	2,623	—
Bonds payable	17	67,989	67,985
Financial liabilities at fair value through profit or loss		10,890	—
Securities sold under agreements to repurchase	18	46,089	20,426
Annuity and other insurance balances payable		25,617	23,179
Premiums received in advance		15,850	6,305
Other liabilities	19	20,062	18,233
Deferred tax liabilities	28	19,375	4,919
Current income tax liabilities		52	5
Statutory insurance fund	20	223	184

Total liabilities		1,959,236	1,750,356

Equity
Share capital	34	28,265	28,265
Reserves	35	145,919	97,029
Retained earnings		109,937	95,037

Attributable to equity holders of the Company		284,121	220,331

Non-controlling interests		3,210	2,254

Total equity		287,331	222,585

Total liabilities and equity		2,246,567	1,972,941

Approved and authorized for issue by the Board of Directors on 24 March 2015.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2014

Statement of Financial Position

As at 31 December 2014

	Notes	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

ASSETS
Property, plant and equipment	6	24,792	22,818
Investment properties	7	1,345	1,394
Investments in subsidiaries	38	11,705	4,165
Investments in associates and joint ventures	8	27,044	23,976
Held-to-maturity securities	9.1	516,710	502,517
Loans	9.2	165,913	118,286
Term deposits	9.3	685,471	662,402
Statutory deposits – restricted	9.4	5,653	5,653
Available-for-sale securities	9.5	605,245	489,642
Securities at fair value through profit or loss	9.6	38,822	34,005
Securities purchased under agreements to resell	9.7	11,841	8,266
Accrued investment income	9.8	43,981	34,624
Premiums receivable	11	11,166	9,876
Reinsurance assets	12	1,032	1,069
Other assets	13	17,969	19,849
Cash and cash equivalents		42,984	20,395

Total assets		2,211,673	1,958,937

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Statement of Financial Position

As at 31 December 2014

	Notes	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,603,446	1,494,497
Investment contracts	15	72,275	65,087
Policyholder dividends payable		74,745	49,536
Bonds payable	17	67,989	67,985
Securities sold under agreements to repurchase	18	44,538	20,058
Annuity and other insurance balances payable		25,617	23,179
Premiums received in advance		15,850	6,305
Other liabilities	19	19,431	17,690
Deferred tax liabilities	28	19,023	4,683
Statutory insurance fund	20	223	184

Total liabilities		1,943,137	1,749,204

Equity
Share capital	34	28,265	28,265
Reserves	35	145,006	97,205
Retained earnings		95,265	84,263

Total equity		268,536	209,733

Total liabilities and equity		2,211,673	1,958,937

Approved and authorized for issue by the Board of Directors on 24 March 2015.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2014

	Notes	2014 RMB million	2013 RMB million

REVENUES
Gross written premiums		331,010	326,290
Less: premiums ceded to reinsurers		(515)	(556)

Net written premiums		330,495	325,734
Net change in unearned premium reserves		(390)	(921)

Net premiums earned		330,105	324,813

Investment income	21	93,548	82,816
Net realised gains and impairment on financial assets	22	7,120	5,793
Net fair value gains/(losses) through profit or loss	23	5,808	137
Other income		4,185	4,324

Total revenues		440,766	417,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(192,659)	(193,671)
Accident and health claims and claim adjustment expenses	24	(16,752)	(11,263)
Increase in insurance contract liabilities	24	(105,883)	(107,354)
Investment contract benefits	25	(1,958)	(1,818)
Policyholder dividends resulting from participation in profits		(24,866)	(18,423)
Underwriting and policy acquisition costs		(27,147)	(25,690)
Finance costs	26	(4,726)	(4,032)
Administrative expenses		(25,432)	(24,805)
Other expenses		(4,151)	(3,864)
Statutory insurance fund contribution	20	(701)	(637)

Total benefits, claims and expenses		(404,275)	(391,557)

Share of profit of associates and joint ventures	8	3,911	3,125

Profit before income tax	27	40,402	29,451
Income tax	28	(7,888)	(4,443)

Net profit		32,514	25,008

Attributable to:
– Equity holders of the Company		32,211	24,765
– Non-controlling interests		303	243

Basic and diluted earnings per share	30	RMB1.14	RMB0.88

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2014

	Note	2014 RMB million	2013 RMB million

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		70,342	(25,135)
Amount transferred to net profit from other comprehensive income		(7,120)	(5,793)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(11,035)	2,635
Share of other comprehensive income of associates and joint ventures under the equity method		120	(332)
Income tax relating to components of other comprehensive income	28	(13,023)	7,050

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		39,284	(21,575)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		39,284	(21,575)

Total comprehensive income for the year, net of tax		71,798	3,433

Attributable to:
– Equity holders of the Company		71,443	3,203
– Non-controlling interests		355	230

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Consolidated Statement of Changes in Equity

For the year ended 31 December 2014

	Attributable to equity holders of the Company			Non-controlling interests	Total
	Share capital RMB million (Note 34)	Reserves RMB million (Note 35)	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2013	28,265	112,509	80,311	2,016	223,101
Net profit	—	—	24,765	243	25,008
Other comprehensive income	—	(21,562)	—	(13)	(21,575)

Total comprehensive income	—	(21,562)	24,765	230	3,433

Transactions with owners
Capital paid in	—	—	—	88	88
Appropriation to reserves (Note 35)	—	6,082	(6,082)	—	—
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	6,082	(10,039)	8	(3,949)

As at 31 December 2013	28,265	97,029	95,037	2,254	222,585

As at 1 January 2014	28,265	97,029	95,037	2,254	222,585
Net profit	—	—	32,211	303	32,514
Other comprehensive income	—	39,232	—	52	39,284

Total comprehensive income	—	39,232	32,211	355	71,798

Transactions with owners
Capital paid in	—	826	—	692	1,518
Appropriation to reserves (Note 35)	—	8,832	(8,832)	—	—
Dividends paid (Note 32)	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	(91)	(91)

Total transactions with owners	—	9,658	(17,311)	601	(7,052)

As at 31 December 2014	28,265	145,919	109,937	3,210	287,331

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Consolidated Statement of Cash Flows

For the year ended 31 December 2014

	2014	2013
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	40,402	29,451

Adjustments for:
Investment	(93,548)	(82,816)
Net realised and unrealised gains and impairment on financial assets	(12,928)	(5,930)
Amount of investment cost below the fair value for identifiable net assets of an associate	—	(683)
Insurance contracts	108,955	109,843
Depreciation and amortisation	2,124	2,026
Foreign exchange losses/(gains)	(268)	437
Share of profit of associates and joint ventures	(3,911)	(3,125)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(13,698)	(449)
Financial liabilities at fair value through profit or loss	9,704	—
Receivables and payables	41,330	23,300
Income tax paid	(1,923)	(5,343)
Interest received – securities at fair value through profit or loss	1,902	1,002
Dividends received – securities at fair value through profit or loss	106	579

Net cash inflow from operating activities	78,247	68,292

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	21,242	20,623
Maturities of debt securities	22,407	15,244
Disposals of equity securities	285,647	231,864
Property, plant and equipment	437	159
Purchases:
Debt securities	(115,808)	(122,952)
Equity securities	(312,544)	(223,449)
Property, plant and equipment	(5,048)	(3,724)
Additional capital contribution to associates and joint ventures	(5,671)	(2,386)
Increase in term deposits, net	(25,972)	(23,456)
Increase in securities purchased under agreements to resell, net	(3,630)	(7,401)
Interest received	78,903	72,667
Dividends received	4,258	2,861
Increase in policy loans, net	(13,478)	(20,283)

Net cash outflow from investing activities	(69,257)	(60,233)

The notes on pages 107 to 216 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Consolidated Statement of Cash Flows

For the year ended 31 December 2014

	2014 RMB million	2013 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	25,663	(48,073)
Cash received from borrowings	2,881	—
Cash repaid to lenders	(10)	—
Interest paid	(4,618)	(4,083)
Dividends paid to equity holders of the Company	(8,479)	(3,957)
Dividends paid to non-controlling interests	(91)	(80)
Capital injected into a subsidiary by non-controlling interests	1,358	88

Net cash inflow/(outflow) from financing activities	16,704	(56,105)

Foreign exchange gains/(losses) on cash and cash equivalents	10	(76)

Net increase/(decrease) in cash and cash equivalents	25,704	(48,122)

Cash and cash equivalents
Beginning of the year	21,330	69,452

End of the year	47,034	21,330

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	45,439	20,036
Short-term bank deposits	1,595	1,294

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuity, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 24 March 2015.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance relating to the preparation of consolidated financial statements, which for this financial year and the comparative period continue to be those of the predecessor Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning 1 January 2014

Standards/Amendments	Content

IAS 32 Amendment	Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities

IFRS 2 Amendment (i)(ii)	Definition of Vesting Condition
IFRS 3 Amendment (i)(ii)	Accounting for Contingent Consideration in a Business Combination
IFRS 13 Amendment (i)	Short-term Receivables and Payables
IFRS 1 Amendment (iii)	Meaning of Effective IFRSs

(i)	These three amendments are included in Annual Improvements 2010-2012 Cycle.
(ii)	These two amendments have been effective from 1 July 2014.
(iii)	The amendment is included in Annual Improvements 2011-2013 Cycle.

IAS 32 Amendment – Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The amendment has no impact on the Group’s consolidated financial statements.

IAS 36 Amendment – Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 removes the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, the amendment requires disclosure of the recoverable amounts for the assets or each cash-generating unit for which impairment loss has been recognised or reversed during the period, and expands the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The Group will provide the required disclosures once an impairment loss for non-financial assets exists.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning 1 January 2014 (continued)

IAS 39 Amendment – Novation of Derivatives and Continuing of Hedge Accounting

The amendment to IAS 39 provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendment is not relevant to the Group, since the Group has not applied hedge accounting during the current period.

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments – Investment Entities

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments are not relevant to the Group, since the Group does not qualify to be an investment entity under IFRS 10.

IFRS 2 Amendment – Definition of Vesting Condition

The amendment to IFRS 2 clarifies various issues relating to the definitions of performance condition and service condition which are vesting conditions, including (i) a performance condition must contain a service condition; (ii) a performance target must be met while the counterparty is rendering service; (iii) a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; (iv) a performance condition may be a market or non-market condition; and (v) if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied. The amendment has no impact on the Group.

IFRS 3 Amendment – Accounting for Contingent Consideration in a Business Combination

The amendment to IFRS 3 clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has no impact on the Group.

IFRS 13 Amendment – Short-term Receivables and Payables

The amendment to IFRS 13 clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has no impact on the Group.

IFRS 1 Amendment – Meaning of Effective IFRSs

The amendment clarifies that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRSs financial statements. The amendment has no impact on the Group, since the Group is an existing IFRSs preparer.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2014

Effective for annual period
Standards/Amendments	Content	beginning on or after

IAS 27 Amendment	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2016
IFRS 11 Amendment	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016
IFRS 15	Revenue from Contracts with Customers	1 January 2017
IFRS 9	Financial Instruments	1 January 2018

IAS 27 Amendment – Equity Method in Separate Financial Statements

The amendment to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendment is not expected to have any impact on the Group’s consolidated financial statements since the Group has no intention to apply the equity method in the separate financial statements.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These amendments eliminate the inconsistency between the requirements in IFRS 10 and those in IAS 28 Investments in Associates and Joint Ventures with regard to dealing with the contribution or sale of assets between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have material impact on the Group’s consolidated financial statements.

IFRS 11 Amendment – Accounting for Acquisitions of Interests in Joint Operations

The amendment to IFRS 11 requires that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendment also clarifies that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. It is not expected that the amendment would be relevant to the Group, since the Group has no joint operation as at 31 December 2014.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2014 (continued)

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. IFRS 15 is effective for annual periods beginning on or after 1 January 2017, with early adoption permitted. IFRS 15 is not applied to the insurance contracts and financial instruments, which are the main source of the Group’s revenue. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact on the Group’s consolidated financial statements.

Except for those described in Note 2.1.1, Annual Improvements 2010-2012 Cycle and Annual Improvements 2011-2013 Cycle issued in December 2013, and Annual Improvements 2012-2014 Cycle issued in September 2014 set out amendments to other standards. These annual improvements were established to make non- urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

In addition, the new Hong Kong Companies Ordinance (Cap. 622) will affect the presentation and disclosure of certain information in the consolidated financial statements for the year ending 31 December 2015. The Group is in the process of making an assessment of the impact of these changes.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2014. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognises the carrying amount of any non-controlling interests;

•	Derecognises the cumulative translation differences recorded in equity;

•	Recognises the fair value of the consideration received;

•	Recognises the fair value of any investment retained;

•	Recognises any surplus or deficit in profit or loss; and

•	Reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition- by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re- assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent period. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re- measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting right of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associates and joint ventures is impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to dispose of and value in use. The impairment of investment in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

Except for China Life Franklin Asset Management Company Limited (“AMC HK”) (Note 38), the functional currency of the Group is RMB. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives

Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Investment properties

Investment properties are interests in land and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties that are held by the Group in the forms of property ownership, equity investment, or other forms, have expected useful lives of 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet certain criteria and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.a	Classification (continued)

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	The disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	The market price of the equity securities was more than 50% below their cost at the reporting date;

•	The market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	The market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains and impairment on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described in Notes 4.3, 7 and 10, based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts

2.11.1 Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.11.2 Insurance contracts

2.11.2.a Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claim expenses based on the reasonable estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2 Insurance contracts (continued)

2.11.2.a Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends;

•	reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2 Insurance contracts (continued)

2.11.2.a Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	Insurance components

•	Non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contract liabilities.

2.11.2.b Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.11.2.c Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.3 Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of certain acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.11.4 DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.13	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.14	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely relate to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.16	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) over the period of which service is provided. Policy fee income net of certain acquisition costs are deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.19	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase and interest-bearing loans and borrowings are recognised within finance costs in net profit using the effective interest rate method.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor company are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognised as a reduction in rental expenses over the lease terms on the straight-line basis.

2.22	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.23	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 14.

3.2	Investments

The Group’s principal financial instruments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Investments (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of considerations. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	Term deposits and loans: the carrying amounts of these assets in the statement of consolidated financial position approximate fair value.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

3.4	Determination of control over investee

The Group applies its judgment to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group sponsors certain structured entities (e.g. funds), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2014, the Group has consolidated five fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), in the consolidated financial statements. Please refer to Note 38 for the details.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT

Risk management is carried out by the Group’s Risk Management Committee under policies approved by the Group’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	2014		2013
Product name	RMB million	%	RMB million	%

Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	62,635	20.56%	92	0.03%
Kang Ning Whole Life (b)	24,623	8.08%	25,672	8.40%
Hong Ying Participating Endowment (c)	16,293	5.35%	29,235	9.56%
Mei Man Yi Sheng Participating Annuity (d)	12,367	4.06%	18,881	6.18%
Hong Fu Participating Endowment (e)	149	0.05%	631	0.21%
Others (f)	188,610	61.90%	231,209	75.62%

Total	304,677	100.00%	305,720	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	56	0.06%	—	—
Kang Ning Whole Life (b)	3,556	3.74%	3,339	2.59%
Hong Ying Participating Endowment (c)	482	0.51%	432	0.34%
Mei Man Yi Sheng Participating Annuity (d)	2,659	2.79%	2,719	2.11%
Hong Fu Participating Endowment (e)	10,255	10.77%	300	0.23%
Others (f)	78,170	82.13%	122,102	94.73%

Total	95,178	100.00%	128,892	100.00%

	As at 31 December 2014		As at 31 December 2013
	RMB million	%	RMB million	%

Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	63,701	4.01%	91	0.01%
Kang Ning Whole Life (b)	191,865	12.08%	172,055	11.60%
Hong Ying Participating Endowment (c)	187,274	11.79%	179,258	12.09%
Mei Man Yi Sheng Participating Annuity (d)	124,381	7.83%	114,531	7.72%
Hong Fu Participating Endowment (e)	92,985	5.85%	107,477	7.25%
Others (f)	928,694	58.44%	909,534	61.33%

Total	1,588,900	100.00%	1,482,946	100.00%

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(c)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred on a train, a ship or a flight, accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred not on a train, a ship nor a flight, accident death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(d)	Mei Man Yi Sheng is a participating endowment insurance contract with the options for regular premium of 3 years, 5 years, 8 years or 12 years, applicable to healthy policyholders between 30-day- old and 60-year-old. The insured period is till when the insured is 75 years old. Annuity is paid at 1% of the basic sum insured multiplied by the number of years of premium payments during the insured period. Maturity benefit is paid at the basic sum insured multiplied by the number of years of premium payments. Disease death benefit incurred within the first two policy years is paid at the premium received (without interest). Accident or disease death benefit after the first two policy years is paid at 110% of the basic sum insured multiplied by the number of years of premium payments.

(e)	Hong Fu is a participating endowment insurance contract with the options for single premium or regular premium of 3 years. Its insured period can be 6 years or 9 years. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. Accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(f)	Others consist of various long-term insurance contracts with no significant concentration.

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB12,971 million or RMB13,554 million (as at 31 December 2013: RMB12,120 million or RMB12,660 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB5,191 million or RMB5,478 million (as at 31 December 2013: RMB5,460 million or RMB5,765 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB41,300 million or RMB46,868 million (as at 31 December 2013: RMB39,833 million or RMB45,292 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB258 million lower or higher, respectively (as at 31 December 2013: RMB193 million).

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts (continued)

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2010	2011	2012	2013	2014	Total

Current year	8,826	8,002	8,056	11,476	16,499
1 year later	8,967	8,279	8,164	11,872
2 years later	8,640	8,090	8,123
3 years later	8,640	8,090
4 years later	8,640

Estimated accumulated claims expenses	8,640	8,090	8,123	11,872	16,499	53,224
Accumulated claims expenses paid	(8,640)	(8,090)	(8,123)	(11,419)	(9,636)	(45,908)

Unpaid claims expenses	—	—	—	453	6,863	7,316

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2010	2011	2012	2013	2014	Total

Current year	8,741	7,889	7,916	11,331	16,379
1 year later	8,879	8,161	8,035	11,743
2 years later	8,557	7,977	7,997
3 years later	8,557	7,977
4 years later	8,557

Estimated accumulated claims expenses	8,557	7,977	7,997	11,743	16,379	52,653
Accumulated claims expenses paid	(8,557)	(7,977)	(7,997)	(11,292)	(9,553)	(45,376)

Unpaid claims expenses	—	—	—	451	6,826	7,277

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2014, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB883 million (as at 31 December 2013: RMB934 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits – restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB6,675 million (as at 31 December 2013: RMB10,720 million) lower or higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2014, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB1,054 million (as at 31 December 2013: RMB164 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre- tax available-for-sale reserve in equity would have been RMB12,881 million (as at 31 December 2013: RMB15,154 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to financial assets and financial liabilities denominated in US dollar or HK dollar or GB pound.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarizes financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2014 and 2013, expressed in RMB equivalent:

As at 31 December 2014	US dollar	HK dollar	GB pound	Total

Financial assets
Equity securities
– Available-for-sale securities	—	8,303	—	8,303
Debt securities
– Held-to-maturity securities	54	—	—	54
– Available-for-sale securities	260	—	—	260
Term deposits	8,774	—	—	8,774
Cash and cash equivalents	3,662	68	54	3,784

Total	12,750	8,371	54	21,175

Financial liabilities
Interest-bearing loans and	—	—	2,623	2,623

Total	—	—	2,623	2,623

As at 31 December 2013	US dollar	HK dollar	GB pound	Total

Financial assets
Equity securities
– Available-for-sale securities	—	2,985	—	2,985
Debt securities
– Held-to-maturity securities	39	—	—	39
– Available-for-sale securities	266	—	—	266
Term deposits	10,400	—	—	10,400
Cash and cash equivalents	1,823	222	—	2,045

Total	12,528	3,207	—	15,735

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2014, if RMB had strengthened or weakened by 10% against US dollar, HK dollar and GB pound, with all other variables held constant, pre-tax profit for the year would have been RMB1,025 million (as at 31 December 2013: RMB1,275 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar and GB pound denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB830 million (as at 31 December 2013: RMB299 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities. The actual exchange gain in 2014 was RMB268 million (2013: exchange loss of RMB437 million).

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2014 and 2013.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership if the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2014, 99.1% (as at 31 December 2013: 99.1%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2014, 99.6% (as at 31 December 2013: 99.7%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bonds or debts’ credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2014, 99.7% (as at 31 December 2013: 99.6%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits – restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2014 and 2013.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity term of no more than one year as at 31 December 2014 and 2013.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2014	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	236,030	236,030	—	—	—	—
Debt securities	941,836	—	72,234	186,342	186,285	982,202
Loans	166,453	—	85,652	27,423	44,344	36,144
Term deposits	690,156	—	212,356	367,662	155,236	26,621
Statutory deposits – restricted	6,153	—	182	2,620	4,434	—
Securities purchased under agreements to resell	11,925	—	11,925	—	—	—
Accrued investment income	44,350	—	31,928	8,413	4,009	—
Premiums receivable	11,166	—	11,166	—	—	—
Cash and cash equivalents	47,034	—	47,034	—	—	—

Subtotal	2,155,103	236,030	472,477	592,460	394,308	1,044,967

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,603,446	—	(60,896)	(118,434)	(22,634)	(2,463,567)
Investment contracts	72,275	—	(14,703)	(15,192)	(9,827)	(84,013)

Contractual cash outflows
Securities sold under agreements to repurchase	46,089	—	(46,089)	—	—	—
Financial liabilities at fair value through profit or loss	10,890	(10,890)	—	—	—	—
Annuity and other insurance balances payable	25,617	—	(25,617)	—	—	—
Interest-bearing loans and borrowings	2,623	—	(106)	(213)	(2,783)	—
Bonds payable	67,989	—	(3,424)	(73,198)	—	—

Subtotal	1,828,929	(10,890)	(150,835)	(207,037)	(35,244)	(2,547,580)

Net cash inflows/(outflows)	326,174	225,140	321,642	385,423	359,064	(1,502,613)

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2013	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	154,957	154,957	—	—	—	—
Debt securities	873,817	—	67,013	142,017	201,242	994,360
Loans	118,626	—	63,142	16,740	26,382	29,326
Term deposits	664,174	—	87,700	355,944	295,967	10,050
Statutory deposits – restricted	6,153	—	378	891	6,253	—
Securities purchased under agreements to resell	8,295	—	8,295	—	—	—
Accrued investment income	34,717	—	28,358	32	6,327	—
Premiums receivable	9,876	—	9,876	—	—	—
Cash and cash equivalents	21,330	—	21,330	—	—	—

Subtotal	1,891,945	154,957	286,092	515,624	536,171	1,033,736

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,494,497	—	(30,721)	(120,270)	(109,561)	(2,237,733)
Investment contracts	65,087	—	(14,692)	(11,642)	(8,564)	(77,315)

Contractual cash outflows
Securities sold under agreements to repurchase	20,426	—	(20,426)	—	—	—
Annuity and other insurance balances payable	23,179	—	(23,179)	—	—	—
Bonds payable	67,985	—	(3,424)	(36,848)	(39,774)	—

Subtotal	1,671,174	—	(92,442)	(168,760)	(157,899)	(2,315,048)

Net cash inflows/(outflows)	220,771	154,957	193,650	346,864	378,272	(1,281,312)

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, lapse rate, loss ratio and expense and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policyholder dividends payable amounting to RMB74,745 million as at 31 December 2014 (as at 31 December 2013: RMB49,536 million). At 31 December 2014, declared dividends of RMB44,515 million (as at 31 December 2013: RMB33,671 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB47,589 million and RMB24,064 million, respectively for the year ended 31 December 2014 (2013: RMB46,196 million and RMB18,364 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital, which is actual capital calculated as the difference between admitted assets (defined by the CIRC) and the admitted liabilities (defined by the CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits – restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail in Note 9.4, Note 35 and Note 20, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Actual capital	236,151	168,501
Minimum capital	80,193	74,485
Solvency ratio	294%	226%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. The CIRC closely monitors those insurance companies with a solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with a solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with a solvency ratio above 100% but with significant solvency risk identified would be required to take necessary rectifying actions.

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

As at 31 December 2014, assets classified as Level 1 accounted for approximately 33.91% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

As at 31 December 2014, assets classified as Level 2 accounted for approximately 62.58% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2014, assets classified as Level 3 accounted for approximately 3.51% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2014:

	Fair value measurement using
	Quoted prices in active market Level 1	Significant observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	151,817	23,479	21,635	196,931
– Debt securities	25,437	369,403	501	395,341
Securities at fair value through profit or loss
– Equity securities	22,716	582	542	23,840
– Debt securities	18,805	10,407	—	29,212

Total	218,775	403,871	22,678	645,324

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(10,890)	—	—	(10,890)
Investment contracts at fair value through profit or loss	(21)	—	—	(21)

Total	(10,911)	—	—	(10,911)

The following table presents the changes in Level 3 assets for the year ended 31 December 2014:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million

Opening balance	301	13,588	—	13,889
Purchases	200	5,935	—	6,135
Transferred into Level 3	—	363	473	836
Transferred out of Level 3	—	(377)	—	(377)
Total gains/(losses) recorded in profit or loss	—	—	69	69
Total gains/(losses) recorded in other comprehensive income	—	2,126	—	2,126

Closing balance	501	21,635	542	22,678

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2013:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	134,085	3,868	13,588	151,541
– Debt securities	34,020	305,665	301	339,986
Securities at fair value through profit or loss
– Equity securities	3,416	—	—	3,416
– Debt securities	9,333	21,423	—	30,756

Total	180,854	330,956	13,889	525,699

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(25)	—	—	(25)

Total	(25)	—	—	(25)

The following table presents the changes in Level 3 assets for the year ended 31 December 2013:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million

Opening balance	301	3,649	85	4,035
Purchases	—	9,349	—	9,349
Transferred into Level 3	—	362	—	362
Transferred out of Level 3	—	(205)	(85)	(290)
Total gains/(losses) recorded in profit or loss	—	(144)	—	(144)
Total gains/(losses) recorded in other comprehensive income	—	577	—	577

Closing balance	301	13,588	—	13,889

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2014, RMB22,436 million (2013: RMB10,194 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB10,344 million (2013: RMB13,368 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the years ended 31 December 2014 and 2013, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2014 and 2013, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets classified as Level 3 of fair value. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

5	SEGMENT INFORMATION (continued)

5.1	Operating segments (continued)

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC as described in Note 33, share of results of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

In order to better reflect the changes in the Group’s external environment and business structure, and the objectives of future development, as well as providing users of financial statements with more useful information, the Group has adjusted its internal reporting method of segments in 2014, and realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and others. The Group’s management has conducted analysis and evaluation on the operating results based on the new reporting segments.

The Group has restated prior year’s comparative amounts based on the adjusted operating segments as follows.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contracts liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	285,619	33,192	12,199	—	—	331,010
– Term life	2,871	—	—	—	—
– Whole life	29,767	—	—	—	—
– Endowment	217,662	—	—	—	—
– Annuity	35,319	—	—	—	—
Net premiums earned	285,574	32,624	11,907	—	—	330,105
Investment income	89,814	2,236	315	1,183	—	93,548
Net realised gains and impairment on financial assets	6,970	174	24	(48)	—	7,120
Net fair value gains/(losses) through profit or loss	6,179	154	22	(547)	—	5,808
Other income	898	67	—	4,148	(928)	4,185
Including: inter-segment revenue	—	—	—	928	(928)	—

Segment revenues	389,435	35,255	12,268	4,736	(928)	440,766

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(191,291)	(1,355)	(13)	—	—	(192,659)
Accident and health claims and claim adjustment expenses	—	(12,883)	(3,869)	—	—	(16,752)
Increase in insurance contract liabilities	(97,577)	(8,196)	(110)	—	—	(105,883)
Investment contract benefits	(1,806)	(152)	—	—	—	(1,958)
Policyholder dividends resulting from participation in profits	(24,742)	(124)	—	—	—	(24,866)
Underwriting and policy acquisition costs	(18,126)	(4,770)	(3,354)	(897)	—	(27,147)
Finance costs	(4,451)	(111)	(16)	(148)	—	(4,726)
Administrative expenses	(16,677)	(4,092)	(2,576)	(2,087)	—	(25,432)
Other expenses	(3,608)	(204)	(705)	(562)	928	(4,151)
Including: inter-segment expenses	(903)	(22)	(3)	—	928	—
Statutory insurance fund contribution	(506)	(116)	(79)	—	—	(701)

Segment benefits, claims and expenses	(358,784)	(32,003)	(10,722)	(3,694)	928	(404,275)

Share of profit of associates and joint ventures	—	—	—	3,911	—	3,911

Segment results	30,651	3,252	1,546	4,953	—	40,402

Income tax						(7,888)

Net profit						32,514

Attributable to
- Equity holders of the Company						32,211
- Non-controlling interests						303

Other comprehensive income attributable to equity holders of the Company	38,270	951	134	(123)	—	39,232

Depreciation and amortisation	1,427	324	221	152	—	2,124

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

5	SEGMENT INFORMATION (continued)

	As at 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,059,641	50,013	6,961	27,421	—	2,144,036
Others	7,881	3,985	312	44,390	—	56,568

Segment assets	2,067,522	53,998	7,273	71,811	—	2,200,604

Unallocated
Property, plant and equipment						25,348
Others						20,615

Total						2,246,567

Liabilities
Insurance contracts	1,558,714	38,872	5,860	—	—	1,603,446
Investment contracts	63,710	8,565	—	—	—	72,275
Securities sold under agreements to repurchase	43,310	1,076	152	1,551	—	46,089
Others	90,703	2,732	372	13,513	—	107,320

Segment liabilities	1,756,437	51,245	6,384	15,064	—	1,829,130

Unallocated
Others						130,106

Total						1,959,236

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2013 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	290,778	24,713	10,799	—	—	326,290
– Term life	2,327	—	—	—	—
– Whole life	29,782	—	—	—	—
– Endowment	209,034	—	—	—	—
– Annuity	49,635	—	—	—	—
Net premiums earned	290,738	24,180	9,895	—	—	324,813
Investment income	80,640	1,665	253	258	—	82,816
Net realised gains and impairment on financial assets	5,679	117	18	(21)	—	5,793
Net fair value gains/(losses) through profit or loss	149	3	—	(15)	—	137
Other income	870	66	—	4,266	(878)	4,324
Including: inter-segment revenue	—	—	—	878	(878)	—

Segment revenues	378,076	26,031	10,166	4,488	(878)	417,883

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(192,621)	(1,047)	(3)	—	—	(193,671)
Accident and health claims and claim adjustment expenses	—	(8,027)	(3,236)	—	—	(11,263)
Increase in insurance contract liabilities	(101,311)	(5,981)	(62)	—	—	(107,354)
Investment contract benefits	(1,749)	(69)	—	—	—	(1,818)
Policyholder dividends resulting from participation in profits	(18,369)	(54)	—	—	—	(18,423)
Underwriting and policy acquisition costs	(17,529)	(4,408)	(3,012)	(741)	—	(25,690)
Finance costs	(3,931)	(81)	(12)	(8)	—	(4,032)
Administrative expenses	(16,968)	(3,384)	(2,581)	(1,872)	—	(24,805)
Other expenses	(3,090)	(149)	(577)	(926)	878	(3,864)
Including: inter-segment expenses	(857)	(18)	(3)	—	878	—
Statutory insurance fund contribution	(470)	(92)	(75)	—	—	(637)

Segment benefits, claims and expenses	(356,038)	(23,292)	(9,558)	(3,547)	878	(391,557)

Share of profit of associates and joint ventures	—	—	—	3,125	—	3,125

Segment results	22,038	2,739	608	4,066	—	29,451

Income tax						(4,443)

Net profit						25,008

Attributable to
– Equity holders of the Company						24,765
– Non-controlling interests						243

Other comprehensive income attributable to equity holders of the Company	(20,696)	(428)	(66)	(372)	—	(21,562)

Depreciation and amortisation	1,392	271	221	142	—	2,026

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

5	SEGMENT INFORMATION (continued)

	As at 31 December 2013 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	1,831,849	38,363	5,578	6,279	—	1,882,069
Others	7,991	2,609	303	34,863	—	45,766

Segment assets	1,839,840	40,972	5,881	41,142	—	1,927,835

Unallocated
Property, plant and equipment						23,393
Others						21,713

Total						1,972,941

Liabilities
Insurance contracts	1,461,121	28,229	5,147	—	—	1,494,497
Investment contracts	57,991	7,096	—	—	—	65,087
Securities sold under agreements to repurchase	19,592	404	62	368	—	20,426
Others	89,003	2,318	322	—	—	91,643

Segment liabilities	1,627,707	38,047	5,531	368	—	1,671,653

Unallocated
Others						78,703

Total						1,750,356

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

6	PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2014	19,949	6,730	1,448	6,125	1,166	35,418
Transfers upon completion	2,781	268	—	(3,194)	100	(45)
Additions	175	361	2	3,614	13	4,165
Disposals	(128)	(683)	(58)	(212)	(33)	(1,114)

As at 31 December 2014	22,777	6,676	1,392	6,333	1,246	38,424

Accumulated depreciation
As at 1 January 2014	(5,910)	(4,349)	(883)	—	(858)	(12,000)
Charge for the year	(788)	(778)	(167)	—	(111)	(1,844)
Disposals	58	654	54	—	26	792

As at 31 December 2014	(6,640)	(4,473)	(996)	—	(943)	(13,052)

Impairment
As at 1 January 2014	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2014	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2014	14,014	2,381	565	6,125	308	23,393

As at 31 December 2014	16,113	2,203	396	6,333	303	25,348

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2013	19,247	6,282	1,531	5,126	1,080	33,266
Transfers upon completion	1,263	18	—	(1,389)	108	—
Additions	127	822	155	3,373	—	4,477
Transfer to investment properties	(624)	—	—	(811)	—	(1,435)
Disposals	(64)	(392)	(238)	(174)	(22)	(890)

As at 31 December 2013	19,949	6,730	1,448	6,125	1,166	35,418

Accumulated depreciation
As at 1 January 2013	(5,265)	(3,973)	(932)	—	(736)	(10,906)
Charge for the year	(744)	(727)	(169)	—	(138)	(1,778)
Transfer to investment properties	83	—	—	—	—	83
Disposals	16	351	218	—	16	601

As at 31 December 2013	(5,910)	(4,349)	(883)	—	(858)	(12,000)

Impairment
As at 1 January 2013	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Transfer to investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2013	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2013	13,957	2,309	599	5,126	344	22,335

As at 31 December 2013	14,014	2,381	565	6,125	308	23,393

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2014	19,286	6,606	1,429	6,125	1,142	34,588
Transfers upon completion	2,781	268	—	(3,194)	100	(45)
Additions	175	336	2	3,613	12	4,138
Disposals	(128)	(683)	(58)	(212)	(32)	(1,113)

As at 31 December 2014	22,114	6,527	1,373	6,332	1,222	37,568

Accumulated depreciation
As at 1 January 2014	(5,764)	(4,275)	(870)	—	(836)	(11,745)
Charge for the year	(762)	(761)	(166)	—	(108)	(1,797)
Disposals	57	654	54	—	25	790

As at 31 December 2014	(6,469)	(4,382)	(982)	—	(919)	(12,752)

Impairment
As at 1 January 2014	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2014	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2014	13,497	2,331	559	6,125	306	22,818

As at 31 December 2014	15,621	2,145	391	6,332	303	24,792

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2013	18,676	6,155	1,511	5,126	1,056	32,524
Transfers upon completion	1,263	18	—	(1,389)	108	—
Additions	113	810	155	3,373	—	4,451
Transfer to investment properties	(702)	—	—	(811)	—	(1,513)
Disposals	(64)	(377)	(237)	(174)	(22)	(874)

As at 31 December 2013	19,286	6,606	1,429	6,125	1,142	34,588

Accumulated depreciation
As at 1 January 2013	(5,155)	(3,911)	(922)	—	(726)	(10,714)
Charge for the year	(719)	(713)	(166)	—	(126)	(1,724)
Transfer to investment properties	96	—	—	—	—	96
Disposals	14	349	218	—	16	597

As at 31 December 2013	(5,764)	(4,275)	(870)	—	(836)	(11,745)

Impairment
As at 1 January 2013	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Transfer to investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2013	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2013	13,496	2,244	589	5,126	330	21,785

As at 31 December 2013	13,497	2,331	559	6,125	306	22,818

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

7	INVESTMENT PROPERTIES

Group

Buildings RMB million

Cost
As at 1 January 2014	1,435
Additions	—

As at 31 December 2014	1,435

Accumulated depreciation
As at 1 January 2014	(106)
Charge for the year	(46)

As at 31 December 2014	(152)

Net book value
As at 1 January 2014	1,329

As at 31 December 2014	1,283

Fair value
As at 1 January 2014	2,045

As at 31 December 2014	2,080

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

7	INVESTMENT PROPERTIES (continued)

Group (continued)

Buildings RMB Million

Cost
As at 1 January 2013	—
Additions	—
Transfer from property, plant and equipment	1,435

As at 31 December 2013	1,435

Accumulated depreciation
As at 1 January 2013	—
Charge for the year	(23)
Transfer from property, plant and equipment	(83)

As at 31 December 2013	(106)

Net book value
As at 1 January 2013	—

As at 31 December 2013	1,329

Fair value
As at 1 January 2013	—

As at 31 December 2013	2,045

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

7	INVESTMENT PROPERTIES (continued)

Company

Buildings RMB million

Cost
As at 1 January 2014	1,513
Additions	—
Transfer from property, plant and equipment	—

As at 31 December 2014	1,513

Accumulated depreciation
As at 1 January 2014	(119)
Charge for the year	(49)
Transfer from property, plant and equipment	—

As at 31 December 2014	(168)

Net book value
As at 1 January 2014	1,394

As at 31 December 2014	1,345

Fair value
As at 1 January 2014	2,195

As at 31 December 2014	2,231

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

7	INVESTMENT PROPERTIES (continued)

Company (continued)

Buildings RMB Million

Cost
As at 1 January 2013	—
Additions	—
Transfer from property, plant and equipment	1,513

As at 31 December 2013	1,513

Accumulated depreciation
As at 1 January 2013	—
Charge for the year	(23)
Transfer from property, plant and equipment	(96)

As at 31 December 2013	(119)

Net book value
As at 1 January 2013	—

As at 31 December 2013	1,394

Fair value
As at 1 January 2013	—

As at 31 December 2013	2,195

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorized as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the reliability of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2014.

The fair values of investment properties of the Group and the Company as at 31 December 2014 amounted to RMB2,080 million and RMB2,231 million (as at 31 December 2013: RMB2,045 million and RMB2,195 million), respectively, which were estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

7	INVESTMENT PROPERTIES (continued)

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Group

	2014 RMB million	2013 RMB million

As at 1 January	34,775	28,991
Investments in associates and joint ventures (i)	5,671	2,506
Amount of additional investment cost below the fair value for identifiable net assets	—	683
Scrip dividend (ii)	268	81
Share of profit	3,911	3,125
Other equity movements	280	(332)
Dividend received (ii)	(515)	(279)

As at 31 December	44,390	34,775

Company

	2014 RMB million	2013 RMB million

As at 1 January	23,976	21,389
Investments in associates and joint ventures (i)	2,800	2,506
Scrip dividend (ii)	268	81

As at 31 December	27,044	23,976

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	On 9 June 2014, the Company, CLIC and China Life Property and Casualty Insurance Company Limited (“CLP&C”) signed a contract, pursuant to which the Company and CLIC agreed to contribute capital of RMB2,800 million and RMB4,200 million in cash respectively to CLP&C. After the capital injection, the Company’s percentage of holding in CLP&C remained unchanged and its accumulated investment cost increased to RMB6,000 million.

On 20 June 2014, King Phoenix Tree Limited, a subsidiary of the Company, invested GBP275 million to establish 10 Upper Bank Street Separate Limited Partnership (“10 Upper Bank Street SLP”), holding 70% of the total partnership interest. According to the partnership agreement, King Phoenix Tree Limited, as a limited partner, cannot control 10 Upper Bank Street SLP on its own, but has joint control with the general partner. Therefore, 10 Upper Bank Street SLP was accounted for as a joint venture of the Group.

(ii)	2013 final dividend of HKD0.16 per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 9 May 2014, and each shareholder could elect to receive the 2013 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounting to RMB268 million.

2014 interim dividend of HKD0.075 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 19 September 2014, and each shareholder could elect to receive the 2014 interim dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB131 million.

The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean, which is listed in Hong Kong. As at 31 December 2014, the stock price of Sino-Ocean was HKD4.41 per share.

As at 31 December 2014, the Group owned the following associates and joint venture:

Name	Country of incorporation	Percentage of equity interest held

Associates
China Guangfa Bank Co. Ltd (“CGB”)	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.46%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%

Joint venture
10 Upper Bank Street SLP	Jersey Island	70.00%

As at 31 December 2013, the Group owned the following associates:

Name	Country of incorporation	Percentage of equity interest held

CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.02%
COFCO Futures	PRC	35.00%

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the summarised financial information of the Group’s associates and joint venture as at 31 December 2014 and for the year ended 31 December 2014:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million	10 Upper Bank Street SLP RMB million

Total assets	1,648,056	52,769	132,212	9,784	8,199
Total liabilities	1,560,607	35,876	87,829	7,245	4,450
Total equity	87,449	16,893	44,383	2,539	3,749
Total equity attributable to equity holders of the associates and joint ventures	87,449	16,893	40,491	2,539	3,749
Total adjustments (i)	—	—	984	—	(209)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	87,449	16,893	41,475	2,539	3,540
Proportion of the Group’s ownership	20.00%	40.00%	29.46%	35.00%	70.00%
Carrying amount of the investments	20,535	6,757	13,186	1,434	2,478

Total revenues	44,644	36,522	40,411	3,306	241
Net profit	12,037	1,407	4,606	84	142
Other comprehensive income	2,120	318	(19)	8	(299)
Total comprehensive income	14,157	1,725	4,587	92	(157)

The Group had no contingent liabilities or capital commitments with the associates and joint venture as at 31 December 2014.

The following table illustrates the summarised financial information of the Group’s associates as at 31 December 2013 and for the year ended 31 December 2013:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million

Total assets	1,469,850	37,359	137,869	8,486
Total liabilities	1,396,558	29,192	94,424	6,039
Total equity	73,292	8,167	43,445	2,447
Total equity attributable to equity holders of the associates	73,292	8,167	37,525	2,445
Total adjustments (i)	—	—	1,877	—
Total equity attributable to equity holders of the associates after adjustments	73,292	8,167	39,402	2,445
Proportion of the Group’s ownership	20.00%	40.00%	29.02%	35.00%
Carrying amount of the investments	17,704	3,267	12,403	1,401

Total revenues	34,477	28,054	32,386	1,483
Net profit	11,583	535	4,661	169
Other comprehensive income	(1,820)	253	46	9
Total comprehensive income	9,763	788	4,707	178

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2013.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Government bonds	88,843	97,702
Government agency bonds	126,140	113,618
Corporate bonds	146,595	131,022
Subordinated bonds/debts	155,705	160,733

Total	517,283	503,075

Debt securities
Listed in mainland, PRC	68,199	49,159
Listed in Hong Kong, PRC	37	21
Listed in Singapore	23	23
Unlisted	449,024	453,872

Total	517,283	503,075

The estimated fair value of all held-to-maturity securities was RMB526,526 million as at 31 December 2014 (as at 31 December 2013: RMB464,996 million).

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Government bonds	88,843	97,702
Government agency bonds	126,140	113,618
Corporate bonds	146,027	130,469
Subordinated bonds/debts	155,700	160,728

Total	516,710	502,517

Debt securities
Listed in mainland, PRC	68,199	49,159
Unlisted	448,511	453,358

Total	516,710	502,517

The estimated fair value of all held-to-maturity securities was RMB525,949 million as at 31 December 2014 (as at 31 December 2013: RMB464,477 million).

Unlisted debt securities include those traded on the Chinese interbank market.

China Life Insurance Company Limited    Annual Report 2014

Notes Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.1	Held-to-maturity securities (continued)

Group debt securities – Contractual maturity schedule	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	11,823	12,905
After one year but within five years	70,592	64,878
After five years but within ten years	149,986	109,334
After ten years	284,882	315,958

Total	517,283	503,075

Company debt securities – Contractual maturity schedule	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	11,816	12,905
After one year but within five years	70,477	64,872
After five years but within ten years	149,837	109,085
After ten years	284,580	315,655

Total	516,710	502,517

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.2	Loans

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Policy loans	73,654	60,176
Other loans (i)	92,799	58,450

Total	166,453	118,626

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	80,214	60,315
After one year but within five years	53,894	26,192
After five years but within ten years	32,345	32,119

Total	166,453	118,626

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Policy loans	73,654	60,176
Other loans (i)	92,259	58,110

Total	165,913	118,286

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	80,137	60,315
After one year but within five years	53,665	26,002
After five years but within ten years	32,111	31,969

Total	165,913	118,286

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.2	Loans (continued)

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2014, RMB84,300 million (as at 31 December 2013: RMB62,200 million) of asset management products had been managed by China Life Asset Management Company Limited (“AMC”), a subsidiary of the Company, of which RMB39,571 million (as at 31 December 2013: RMB34,920 million) was owned by the Group. Meanwhile, the Group also owned RMB50,034 million (as at 31 December 2013: RMB22,836 million) of asset management products managed by other financial institutions. All asset management products are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2014, the Group’s investment income from the above asset management products was RMB4,137 million (2013: RMB2,894 million), the related asset management fee received by AMC was RMB171 million (2013: RMB106 million).

9.3	Term deposits

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	200,214	74,932
After one year but within five years	463,442	579,242
After five years but within ten years	26,500	10,000

Total	690,156	664,174

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	195,529	74,460
After one year but within five years	463,442	577,942
After five years but within ten years	26,500	10,000

Total	685,471	662,402

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.4	Statutory deposits – restricted

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Contractual maturity schedule
Within one year	—	—
After one year but within five years	6,153	6,153

Total	6,153	6,153

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Contractual maturity schedule
Within one year	—	—
After one year but within five years	5,653	5,653

Total	5,653	5,653

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks in conformity with regulations of the CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	26,328	31,435
Government agency bonds	138,487	119,739
Corporate bonds	206,511	165,001
Subordinated bonds/debts	22,798	23,579
Others (i)	1,217	232

Subtotal	395,341	339,986

Equity securities
Funds	83,121	58,052
Common stocks	71,592	77,250
Preferred stocks	3,000	—
Others (i)	39,218	16,239

Subtotal	196,931	151,541

Available-for-sale securities, at cost
Equity securities
Others (i)	15,259	—

Total	607,531	491,527

Debt securities
Listed in mainland, PRC	46,137	37,652
Listed in Singapore	260	266
Unlisted	348,944	302,068

Subtotal	395,341	339,986

Equity securities
Listed in mainland, PRC	71,553	80,638
Listed in Hong Kong, PRC	8,303	2,985
Unlisted	132,334	67,918

Subtotal	212,190	151,541

Total	607,531	491,527

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	25,913	31,088
Government agency bonds	138,487	119,739
Corporate bonds	205,620	164,364
Subordinated bonds/debts	22,798	23,579
Others (i)	1,217	232

Subtotal	394,035	339,002

Equity securities
Funds	82,714	57,704
Common stocks	71,592	77,235
Preferred stocks	3,000	—
Others (i)	38,645	15,701

Subtotal	195,951	150,640

Available-for-sale securities, at cost
Equity securities
Others (i)	15,259	—

Total	605,245	489,642

(i)	Other available-for-sale securities mainly include bank wealth management products, private equity funds, other unlisted equity investments, etc. The Group did not guarantee or provide any financing support for other available- for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

Company (continued)

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Listed in mainland, PRC	45,707	37,208
Listed in Singapore	260	266
Unlisted	348,068	301,528

Subtotal	394,035	339,002

Equity securities
Listed in mainland, PRC	71,548	80,365
Listed in Hong Kong, PRC	8,303	2,985
Unlisted	131,359	67,290

Subtotal	211,210	150,640

Total	605,245	489,642

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Group debt securities – Contractual maturity schedule	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	13,939	7,964
After one year but within five years	139,737	115,636
After five years but within ten years	120,284	117,242
After ten years	121,381	99,144

Total	395,341	339,986

Company debt securities – Contractual maturity schedule	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	13,939	7,964
After one year but within five years	139,624	115,468
After five years but within ten years	119,987	117,203
After ten years	120,485	98,367

Total	394,035	339,002

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Government bonds	254	1,489
Government agency bonds	4,085	4,659
Corporate bonds	24,873	24,608

Subtotal	29,212	30,756

Equity securities
Funds	499	939
Common stocks	23,341	2,477

Subtotal	23,840	3,416

Total	53,052	34,172

Debt securities
Listed in mainland, PRC	5,920	5,375
Unlisted	23,292	25,381

Subtotal	29,212	30,756

Equity securities
Listed in mainland, PRC	23,488	2,484
Unlisted	352	932

Subtotal	23,840	3,416

Total	53,052	34,172

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss (continued)

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Government bonds	254	1,489
Government agency bonds	1,728	4,659
Corporate bonds	14,782	24,441

Subtotal	16,764	30,589

Equity securities
Funds	499	939
Common stocks	21,559	2,477

Subtotal	22,058	3,416

Total	38,822	34,005

Debt securities
Listed in mainland, PRC	5,098	5,277
Unlisted	11,666	25,312

Subtotal	16,764	30,589

Equity securities
Listed in mainland, PRC	21,706	2,484
Unlisted	352	932

Subtotal	22,058	3,416

Total	38,822	34,005

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within 30 days	11,925	8,295
After 30 days but within 90 days	—	—

Total	11,925	8,295

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within 30 days	11,841	8,266
After 30 days but within 90 days	—	—

Total	11,841	8,266

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

9	FINANCIAL ASSETS (continued)

9.8	Accrued investment income

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Bank deposits	27,084	20,210
Debt securities	15,667	13,402
Others	1,599	1,105

Total	44,350	34,717

Current	31,928	28,358
Non-current	12,422	6,359

Total	44,350	34,717

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Bank deposits	26,935	20,141
Debt securities	15,450	13,379
Others	1,596	1,104

Total	43,981	34,624

Current	31,604	28,287
Non-current	12,377	6,337

Total	43,981	34,624

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Held-to-maturity securities (ii)	517,283	503,075	526,526	464,996
Loans	166,453	118,626	166,453	118,626
Term deposits	690,156	664,174	690,156	664,174
Statutory deposits – restricted	6,153	6,153	6,153	6,153
Available-for-sale securities, at fair value	592,272	491,527	592,272	491,527
Securities at fair value through profit or loss	53,052	34,172	53,052	34,172
Securities purchased under agreements to resell	11,925	8,295	11,925	8,295
Cash and cash equivalents	47,034	21,330	47,034	21,330
Investment contracts (iii)	(72,275)	(65,087)	(70,694)	(63,772)
Financial liabilities at fair value through profit or loss	(10,890)	—	(10,890)	—
Securities sold under agreements to repurchase	(46,089)	(20,426)	(46,089)	(20,426)
Bonds payable (iii)	(67,989)	(67,985)	(68,370)	(65,486)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of held-to-maturity securities are determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity under Level 1 was RMB69,506 million and under Level 2 was RMB457,020 million as at 31 December 2014 (as at 31 December 2013: Level 1 RMB54,643 million and Level 2 RMB410,353 million).
(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, so its fair value was classified as Level 1.

The fair value of investment contracts at amortised cost and bonds payable were determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair value of investment contracts at amortised cost and bonds payable were classified as Level 3.

11	PREMIUMS RECEIVABLE

As at 31 December 2014, the carrying value of premiums receivable within one year was RMB11,143 million (as at 31 December 2013: RMB9,871 million).

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

12	REINSURANCE ASSETS

Group and Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Long-term insurance contracts ceded (Note 14)	908	846
Due from reinsurance companies	20	42
Ceded unearned premiums (Note 14)	65	121
Claims recoverable from reinsurers (Note 14)	39	60

Total	1,032	1,069

Current	124	223
Non-current	908	846

Total	1,032	1,069

13	OTHER ASSETS

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Land use rights	6,137	6,183
Due from related parties	684	656
Automated policy loans	2,281	2,056
Tax refundable	2,449	8,175
Fund subscription and redemption fees receivable	4,104	—
Others	3,756	3,360

Total	19,411	20,430

Current	12,956	14,092
Non-current	6,455	6,338

Total	19,411	20,430

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

13	OTHER ASSETS (continued)

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Land use rights	5,943	6,183
Due from related parties	625	655
Automated policy loans	2,281	2,056
Tax refundable	2,449	8,175
Fund subscription and redemption fees receivable	3,431	—
Others	3,240	2,780

Total	17,969	19,849

Current	11,906	13,540
Non-current	6,063	6,309

Total	17,969	19,849

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2014	4.80%~5.00%
As at 31 December 2013	4.80%~5.00%

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(i)	(continued)

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2014	3.52%~5.96%
As at 31 December 2013	3.47%~5.74%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2014	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 31 December 2013	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

14	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

Group and Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million
Gross
Long-term insurance contracts	1,588,900	1,482,946
Short-term insurance contracts
– Claims and claim adjustment expenses	7,316	4,655
– Unearned premiums	7,230	6,896

Total, gross	1,603,446	1,494,497

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(908)	(846)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 12)	(39)	(60)
– Unearned premiums (Note 12)	(65)	(121)

Total, ceded	(1,012)	(1,027)

Net
Long-term insurance contracts	1,587,992	1,482,100
Short-term insurance contracts
– Claims and claim adjustment expenses	7,277	4,595
– Unearned premiums	7,165	6,775

Total, net	1,602,434	1,493,470

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

Group and Company

	2014 RMB million	2013 RMB million

Notified claims	835	202
Incurred but not reported	3,820	2,876

Total as at 1 January – Gross	4,655	3,078

Cash paid for claims settled
– Cash paid for current year claims	(9,636)	(7,106)
– Cash paid for prior year claims	(4,557)	(2,712)
Claims incurred
– Claims arising in current year	16,499	11,476
– Claims arising in prior years	355	(81)

Total as at 31 December – Gross	7,316	4,655

Notified claims	2,135	835
Incurred but not reported	5,181	3,820

Total as at 31 December – Gross	7,316	4,655

The table below presents movements in unearned premium reserves:

Group and Company

	2014 RMB million			2013 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	6,896	(121)	6,775	5,955	(101)	5,854
Increase	7,230	(65)	7,165	6,896	(121)	6,775
Release	(6,896)	121	(6,775)	(5,955)	101	(5,854)

As at 31 December	7,230	(65)	7,165	6,896	(121)	6,775

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

Group and Company

	2014 RMB million	2013 RMB million

As at 1 January	1,482,946	1,375,504
Premiums	304,677	305,720
Release of liabilities (i)	(265,137)	(264,175)
Accretion of interest	69,214	64,478
Change in assumptions
– Change in discount rates	(4,599)	1,222
– Change in other assumptions (ii)	420	271
Other movements	1,379	(74)

As at 31 December	1,588,900	1,482,946

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.
(ii)	For the year ended 31 December 2014, change in other assumptions was mainly caused by change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB441 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates decreased insurance contract liabilities by RMB21 million.

For the year ended 31 December 2013, change in other assumptions was mainly caused by change in lapse rate assumptions of certain products, which increased insurance contract liabilities by RMB337 million. This change reflected the Group’s most recent experience and future expectations about lapse rate as at the reporting date. Changes in assumptions other than lapse rates decreased insurance contract liabilities by RMB66 million.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

15	INVESTMENT CONTRACTS

Group and Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Investment contracts with DPF at amortised cost	47,962	46,555
Investment contracts without DPF
– At amortised cost	24,292	18,507
– At fair value through profit or loss	21	25

Total	72,275	65,087

The table below presents movements of investment contracts with DPF:

	2014 RMB million	2013 RMB million

As at 1 January	46,555	47,977
Deposits received	3,486	2,622
Deposits withdrawn, payments on death and other benefits	(3,334)	(5,315)
Policy fees deducted from account balances	(33)	(13)
Interest credited	1,288	1,284

As at 31 December	47,962	46,555

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Guaranteed loans	17 June 2019	3.54%	2,623	—

17	BONDS PAYABLE

As at 31 December 2014, all bonds payable were subordinated bonds with a total carrying value of RMB67,989 million (as at 31 December 2013: RMB67,985 million) and the par value of RMB68,000 million (as at 31 December 2013: RMB68,000 million).

Group and Company

			As at 31 December 2014 RMB million	As at 31 December 2013 RMB million
Issue date	Maturity date	Interest rate p.a.	Par Value

26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			68,000	68,000

The Company issued the above three subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58%, respectively, for bonds issued on 26 October 2011, 29 June 2012 and 5 November 2012. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be raised by 200 basis points.

Subordinated bonds are measured at amortised cost as described in Note 2.14.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Interbank market	41,477	13,862
Stock exchange market	4,612	6,564

Total	46,089	20,426

Maturing:
Within 30 days	42,971	17,426
After 30 but within 90 days	118	3,000
After 90 days	3,000	—

Total	46,089	20,426

As at 31 December 2014, bonds with a carrying value of RMB42,177 million (as at 31 December 2013: RMB14,338 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2014, the carrying value of securities deposited in the collateral pool was RMB49,963 million (as at 31 December 2013: RMB35,677 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (continued)

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Interbank market	40,499	13,494
Stock exchange market	4,039	6,564

Total	44,538	20,058

Maturing:
Within 30 days	41,538	17,058
After 30 but within 90 days	—	3,000
After 90 days	3,000	—

Total	44,538	20,058

As at 31 December 2014, bonds with a carrying value of RMB42,131 million (as at 31 December 2013: RMB13,962 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2014, the carrying value of securities deposited in the collateral pool was RMB49,308 million (as at 31 December 2013: RMB35,331 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

19	OTHER LIABILITIES

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Salary and welfare payable	4,589	4,792
Interest payable to policyholders	5,008	4,014
Commission and brokerage payable	1,919	1,630
Interest payable of subordinated debts	1,044	1,039
Stock appreciation rights (Note 31)	1,025	770
Payable to constructors	783	1,708
Agent deposits	761	682
Tax payable	717	377
Others	4,216	3,221

Total	20,062	18,233

Current	20,062	18,233
Non-current	—	—

Total	20,062	18,233

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Salary and welfare payable	4,006	4,341
Interest payable to policyholders	5,008	4,014
Commission and brokerage payable	1,919	1,630
Interest payable of subordinated debts	1,044	1,039
Stock appreciation rights (Note 31)	1,025	770
Payable to constructors	778	1,705
Agent deposits	761	682
Tax payable	693	361
Others	4,197	3,148

Total	19,431	17,690

Current	19,431	17,690
Non-current	—	—

Total	19,431	17,690

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

21	INVESTMENT INCOME

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Debt securities
– held-to-maturity securities	25,357	22,588
– available-for-sale securities	18,571	16,188
– at fair value through profit or loss	1,571	963
Equity securities
– available-for-sale securities	4,458	3,408
– at fair value through profit or loss	106	579
Bank deposits	34,934	32,667
Loans	8,138	5,773
Securities purchased under agreements to resell	299	556
Others	114	94

Total	93,548	82,816

For the year ended 31 December 2014, included in investment income was interest income of RMB88,984 million (2013: RMB78,829 million). All interest income was accrued using the effective interest method.

The investment income from listed debt and equity securities for the year ended 31 December 2014 was RMB6,449 million (2013: RMB6,395 million). The investment income from unlisted debt and equity securities for the year ended 31 December 2014 was RMB43,614 million (2013: RMB37,331 million).

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

22	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Debt securities
Net realised gains	142	385
Reversal of impairment	—	—

Subtotal	142	385

Equity securities
Net realised gains	8,127	9,211
Impairment	(1,149)	(3,803)

Subtotal	6,978	5,408

Total	7,120	5,793

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the year ended 31 December 2014, the Group recognised impairment charge of RMB146 million (2013: RMB142 million) of available-for-sale funds, RMB1,003 million (2013: RMB3,517 million) of available-for-sale common stocks, and no impairment charge (2013: RMB144 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

23	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Debt securities	2,272	(239)
Equity securities	4,977	305
Stock appreciation rights	(255)	71
Financial liabilities at fair value through profit or loss	(1,186)	—

Total	5,808	137

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2014
Life insurance death and other benefits	192,863	(204)	192,659
Accident and health claims and claim adjustment expenses	16,854	(102)	16,752
Increase in insurance contract liabilities	105,945	(62)	105,883

Total	315,662	(368)	315,294

For the year ended 31 December 2013
Life insurance death and other benefits	193,755	(84)	193,671
Accident and health claims and claim adjustment expenses	11,392	(129)	11,263
Increase in insurance contract liabilities	107,442	(88)	107,354

Total	312,589	(301)	312,288

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

26	FINANCE COSTS

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Interest expenses for bonds payable	3,433	3,423
Interest expenses for securities sold under agreements to repurchase	1,234	609
Interest expenses for interest-bearing loans and borrowings	59	—

Total	4,726	4,032

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Employee salaries and welfare cost	11,564	10,789
Housing benefits	787	740
Contribution to the defined contribution pension plan	1,553	1,932
Depreciation and amortisation	2,124	2,026
Exchange loss/(gain)	(268)	437
Auditors’ remuneration	55	52

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Current taxation – Enterprise income tax	6,455	428
Deferred taxation	1,433	4,015

Taxation charges	7,888	4,443

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2013: 25%) is as follows:

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Profit before income tax	40,402	29,451
Tax computed at the statutory tax rate	10,101	7,363
Non-taxable income (i)	(3,434)	(3,172)
Expenses not deductible for tax purposes (i)	1,190	200
Unused tax losses	19	51
Others	12	1

Income tax at the effective tax rate	7,888	4,443

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

28	TAXATION (continued)

(c)	As at 31 December 2014 and 2013, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

Group

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	820	(5,024)	189	(4,015)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,731	—	7,731
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(660)	—	—	(660)
– Others	—	(21)	—	(21)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,627	1,081	(4,919)

As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	552	(1,940)	(45)	(1,433)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(15,805)	—	(15,805)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759
– Others	—	23	—	23

As at 31 December 2014	(8,316)	(12,095)	1,036	(19,375)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the other categories is mainly related to the temporary differences of employee salaries and welfare cost payables.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

28	TAXATION (continued)

(c)	The movements in deferred tax assets and liabilities during the year are as follows (continued):

Deferred tax assets/(liabilities) (continued)

Group (continued)

Unrecognised deductible tax losses of the Group amounted to RMB879 million as at 31 December 2014 (as at 31 December 2013: RMB863 million). Unrecognised deductible temporary differences of the Group amounted to RMB166 million as at 31 December 2014 (as at 31 December 2013: RMB124 million).

Company

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2013	(11,787)	3,052	813	(7,922)
(Charged)/credited to net profit	820	(4,702)	179	(3,703)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,722	—	7,722
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(660)	—	—	(660)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,952	992	(4,683)

As at 1 January 2014	(11,627)	5,952	992	(4,683)
(Charged)/credited to net profit	552	(1,827)	(62)	(1,337)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(15,762)	—	(15,762)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759

As at 31 December 2014	(8,316)	(11,637)	930	(19,023)

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

28	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	4,219	7,084
– deferred tax assets to be recovered within 12 months	2,027	1,827

Subtotal	6,246	8,911

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(24,130)	(13,557)
– deferred tax liabilities to be settled within 12 months	(1,491)	(273)

Subtotal	(25,621)	(13,830)

Net deferred tax liabilities	(19,375)	(4,919)

Company

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	4,205	7,085
– deferred tax assets to be recovered within 12 months	1,929	1,727

Subtotal	6,134	8,812

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(23,709)	(13,223)
– deferred tax liabilities to be settled within 12 months	(1,448)	(272)

Subtotal	(25,157)	(13,495)

Net deferred tax liabilities	(19,023)	(4,683)

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

29	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB28,271 million (2013: RMB21,484 million).

30	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2014 are based on the net profit for the year attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2013: 28,264,705,000 ordinary shares).

31	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2014. As at 31 December 2014, there were 55.01 million units outstanding and exercisable (as at 31 December 2013: 55.01 million). As at 31 December 2014, the amount of intrinsic value for the vested stock appreciation rights was RMB1,012 million (as at 31 December 2013: RMB757 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 2% and a risk-free interest rate ranging from 0.1% to 0.2%.

The Company recognised a loss of RMB255 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2014 (2013: fair value gain of RMB71 million). RMB1,012 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2014 (as at 31 December 2013: RMB757 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2014 (as at 31 December 2013: Nil).

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

32	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2014, a final dividend of RMB0.30 per ordinary share totalling RMB8,479 million in respect of the year ended 31 December 2013 was declared and paid in 2014. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2014.

Pursuant to a resolution passed at the meeting of the Board of Directors on 24 March 2015, a final dividend of RMB0.40 per ordinary share totalling approximately RMB11,306 million for the year ended 31 December 2014 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2014.

33	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2014:

Significant related parties	Relationship with the Company

CLIC	Immediate and ultimate holding company
AMC	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company

Golden Phoenix Tree Limited (i)	A subsidiary of the Company
AMC HK	An indirect subsidiary of the Company
CL AMP	An indirect subsidiary of the Company
King Phoenix Tree Limited (i)	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited (“CL Wealth”) (i)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
COFCO Futures	An associate of the Company
10 Upper Bank Street SLP	A joint venture of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
CL AMP Exchange Traded Realtime Fund (ii)	A consolidated structured entity of the Company
CL AMP Money Market Fund (ii)	A consolidated structured entity of the Company
CL AMP CSI 300 Index Fund (ii)	A consolidated structured entity of the Company
CL AMP Zunxiang Bond Fund (ii)	A consolidated structured entity of the Company
CL AMP Money Market Xinjinbao Fund (ii)	An indirect consolidated structured entity of the Company

(i)	Golden Phoenix Tree Limited, King Phoenix Tree Limited and CL Wealth were incorporated in 2014.
(ii)	These five funds were issued and managed by CL AMP in 2014.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

Refer to Note 38 for the basic and related information of subsidiaries.

(c)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2013 RMB million	Increase RMB million	Decrease RMB million	As at 31 December 2014 RMB million

CLIC	4,600	—	—	4,600
AMC	3,000	1,000	—	4,000
Pension Company (i)	2,500	—	—	2,500
Suzhou Pension Company	300	—	—	300
CL AMP	588	—	—	588
CL Wealth	—	200	—	200

(i)	On 31 December 2014, the CIRC approved Pension Company’s application to change its registered capital. After the capital contribution by the Company and other shareholder, Pension Company’s paid-in capital increased from RMB2,500 million to RMB3,400 million. As at 31 December 2014, since the business registration modification procedure for Pension Company was still in progress, the registered capital remained RMB2,500 million. The Company contributed capital of RMB441 million for the capital injection. The capital injection led to a decrease in the total percentage of the Group’s holding in Pension Company from 92.20% to 74.27%, an increase of non-controlling interests of RMB692 million, and other reserves of RMB666 million in the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Registered capital of related parties with control relationship and changes during the year (continued)

(ii)	AMC HK and Golden Phoenix Tree Limited were registered in Hong Kong, and King Phoenix Tree Limited was registered in the Jersey Island, so the legal definition of registered capital is not applicable for them.

(d)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2013				As at 31 December 2014
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2013				As at 31 December 2014
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,305	92.20% directly and indirectly	RMB441	—	RMB2,746	74.27% directly and indirectly
AMC HK	HKD30	50.00% indirectly	—	—	HKD30	50.00% indirectly
Suzhou Pension Company	RMB300	100.00% directly	—	—	RMB300	100.00% directly
CL AMP	RMB500	85.03% indirectly	—	—	RMB500	85.03% indirectly
CL Wealth	—	—	RMB200	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	—	—	—	—	100.00% directly
King Phoenix Tree Limited	—	—	—	—	—	100.00% indirectly

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
	Notes	2014 RMB million	2013 RMB million

Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(vii)	987	1,022
Asset management fee received from CLIC	(ii.a)	128	133
Investment in the Group’s consolidated fund products from CLIC		718	—
Payment of dividends from the Company to CLIC		5,797	2,705
Distribution of profits from AMC to CLIC		91	80
Asset management fee received from CL Overseas	(ii.b)	30	28
Capital contribution to CLP&C	(viii)	2,800	—
Asset management fee received from CLP&C	(ii.c)	11	10
Payment of insurance premium to CLP&C		50	53
Claim and other payments received from CLP&C		18	24
Agency fee received from CLP&C	(iii)(vii)	1,013	852
Payment of an agency fee to CLP&C	(iii)	4	16
Rental and a service fee received from CLP&C		41	28
Payment of rental, project fee and others expenses to CLRE		35	27
Investment in the Group’s consolidated fund products from CLRE		81	—
Property leasing expenses charged by CLI	(iv)	86	87
Asset management fee received from CLI		14	6
Payment to CLI for purchase of fixed assets	(viii)	79	78
Payment of an asset management fee to CLI	(ii.d)	89	8
Property leasing income received from CLI		29	24
Investment in Group’s consolidated fund products from CL Ecommerce		478	—

Transactions between CGB and the Group
Interest on deposits received from CGB		838	683
Commission expenses charged by CGB	(v)	8	6
Premiums received from CGB		6	9
Claim payment to CGB		2	5

Transactions between Sino-Ocean and the Group
Capital contribution to Sino-Ocean		—	2,387
Scrip dividend from Sino-Ocean (Note 8)		268	81
Cash dividend from Sino-Ocean (Note 8)		131	198
Interest payment of subordinated debts received from Sino-Ocean		25	25
Project management fee paid to Sino-Ocean		34	30

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Notes	2014 RMB million	2013 RMB million

Transactions between EAP and the Group
Contribution to EAP		286	262

Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(vii)	886	846
Distribution of profits from AMC		137	121

Transactions between Pension Company and the Company
Capital contribution to Pension Company		441	—
Rental received from Pension Company		23	17
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi)	12	11
Marketing fee income for promotion of annuity business from Pension Company		19	23

Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	11	8

Notes:

(i)	On 15 December 2011, the Company and CLIC signed a confirmation letter to renew a renewable insurance agency agreement for three years, effective from 1 January 2012 to 31 December 2014, whereby the Company was engaged to provide various policy administration services to CLIC in relation to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer of the non-transferrable policies. In consideration of the services provided under the agreement, CLIC paid the Company a policy management fee based on the estimated cost of providing the services, plus a margin. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of non-transferred policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits collected during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

On 29 December 2011, CLIC signed a renewable asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective from 1 January 2012 to 31 December 2014, whereby CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. According to the agreement, CL Overseas entrusted AMC HK to manage and make investments of its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee is accrued for by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between total actual annual yield and predetermined net realized yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)	In 2012, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year, effective from 1 January 2014 to 31 December 2014. According to the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of each category asset under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 22 March 2013, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year, effective from 1 January 2014 to 31 December 2014. According to the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of real estates, equities and related financial products under the instructions of the annual guidelines. The Company paid CLI a basic asset management fee and a performance related bonus or charged a performance related deduction. The basic asset management fee was calculated by multiplying the total investment with a management fee rate of 0.6%, and paid on a quarterly basis; and the performance related bonus or deduction was calculated based on the comprehensive investment yield. On 15 April 2014, the Company and CLI signed a supplementary agreement to the management agreement of alternative investment of insurance funds, effective from the date on which the investment instruction of 2014 was issued to 31 December 2014. During the effective period of the supplementary agreement, the performance assessment and evaluation method in the investment instruction of 2014 replaced the relevant parts in the abovementioned management agreement of alternative investment of insurance funds. In accordance with the investment instruction of 2014, the performance related bonus or deduction was linked to the realised investment yield and the comprehensive investment yield.

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewable agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management and the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. Performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	The Company and CLP&C renewed a 2-year framework insurance agency agreement on 8 March 2012, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 8 March 2014.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 8 April 2014.

(iv)	On 31 December 2012, the Company signed a property leasing agreement with CLI, effective till 31 December 2014, pursuant to which CLI leased to the Company certain owned and leased buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(vi)	In December 2011, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds and pension management business, effective till 28 December 2012. The agreement was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. In accordance with the agreement, Pension Company entrusted the Company to act as an agent to distribute enterprise annuity fund and pension management business, and to provide related customer services. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 50% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charge for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The agreement was automatically renewed for another year from 29 December 2012. On 20 November 2013, the Company and Pension Company renewed the agreement, effective for a year starting from 28 November 2013.

On 27 November 2014, the Company and Pension Company renewed the agency agreement for the distribution and customer service of enterprise annuity funds, pension management business and occupation annuity. The agreement was effective for one year starting from 28 November 2014, and was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In the renewed agreement, the charge clause for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, was consistent with that in the prior year. The calculation base, method and charge rate for the agency fee of occupation annuity refer to enterprise annuity funds. The charge rate for the agency fee of group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of personal pension plan is 30% of daily management fee of personal pension plan annually.

(vii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(viii)	The transaction constitutes a one-off connected transaction which is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts issued by Sino-Ocean.

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

The resulting balance due from and to significant related parties of the Group
Amount due from CLIC	541	549
Amount due to CLIC	(1)	(1)
Amount due from CL Overseas	15	16
Amount due from CLP&C	114	76
Amount due to CLP&C	(6)	—
Amount due from CLI	12	14
Amount due to CLI	(49)	(32)
Amount due from CLRE	2	1
Amount deposited with CGB	16,287	15,051
Amount due from CGB	296	284
Amount due to CGB	(1)	—
Subordinated debts of Sino-Ocean	260	266
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	48	46
Amount due to Pension Company	(5)	(3)
Amount due to AMC	(225)	(73)
Amount due to AMC HK	(3)	(2)

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management compensation

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Salaries and other benefits	13	26

The total compensation package for the Company’s key management for the year ended 31 December 2014 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2013 has been approved by the relevant authorities. The total compensation of 2013 was RMB26 million, including a deferred payment about RMB5 million.

(h)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at and during the year ended 31 December 2014, most of bank deposits of the Group were with state- owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state- owned enterprises. For the year ended 31 December 2014, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

34	SHARE CAPITAL

	As at 31 December 2014		As at 31 December 2013
	No. of shares	RMB million	No. of shares	RMB Million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

34	SHARE CAPITAL (continued)

As at 31 December 2014, the Company’s share capital was as follows:

	As at 31 December 2014
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

35	RESERVES

Group

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Share of other comprehensive income of investees under the equity method RMB million	Statutory reserve fund RMB million (a)	Discretionary reserve fund RMB million (b)	General reserve RMB million (c)	Exchange differences on translating foreign operations RMB million	Total RMB million

As at 1 January 2013	53,860	(9)	5,374	26	19,171	18,050	16,040	(3)	112,509
Other comprehensive income for the year	—	—	(21,209)	(353)	—	—	—	—	(21,562)
Appropriation to reserves	—	—	—	—	2,470	1,107	2,505	—	6,082

As at 31 December 2013	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029

As at 1 January 2014	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029
Other comprehensive income for the year	—	—	39,089	143	—	—	—	—	39,232
Appropriation to reserves	—	—	—	—	3,160	2,470	3,202	—	8,832
Capital paid in	—	826	—	—	—	—	—	—	826

As at 31 December 2014	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

35	RESERVES (continued)

Company

	Share premium RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million (a)	Discretionary reserve fund RMB million (b)	General reserve RMB million (c)	Total RMB million

As at 1 January 2013	53,860	5,356	19,123	18,050	15,959	112,348
Other comprehensive income for the year	—	(21,190)	—	—	—	(21,190)
Appropriation to reserve	—	—	2,470	1,107	2,470	6,047

As at 31 December 2013	53,860	(15,834)	21,593	19,157	18,429	97,205

As at 1 January 2014	53,860	(15,834)	21,593	19,157	18,429	97,205
Other comprehensive income for the year	—	39,011	—	—	—	39,011
Appropriation to reserves	—	—	3,160	2,470	3,160	8,790

As at 31 December 2014	53,860	23,177	24,753	21,627	21,589	145,006

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB3,160 million for the year ended 31 December 2014 (2013: RMB2,470 million).
(b)	Approved by the Annual General Meeting in May 2014, the Company appropriated RMB2,470 million to the discretionary reserve fund for the year ended 31 December 2014 based on net profit under CAS (2013: RMB1,107 million).
(c)	Pursuant to “Financial Standards of Financial Enterprises – Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2014, the Company appropriated 10% of net profit under CAS which amounted to RMB3,160 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2013:RMB2,470 million). In addition, pursuant to the CAS, the Group appropriated RMB42 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2013: RMB35 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

36	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Pending lawsuits	389	215	389	215

The Group involves in certain lawsuits arising from the ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2014 and 2013, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.

37	COMMITMENTS

(a)	Capital commitments

The Group and the Company had the following capital commitments relating to property development projects and investments:

	Group		Company
	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Contracted, but not provided for
Investments	23,929	7,690	23,929	7,690
Property, plant and equipment	9,887	7,830	9,887	7,823
Others	87	65	87	65

Total	33,903	15,585	33,903	15,578

Authorized, but not contracted for
Investments	—	5,834	—	5,834
Property, plant and equipment	65	87	65	87

Total	65	5,921	65	5,921

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

37	COMMITMENTS (continued)

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company
	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Not later than one year	549	480	494	458
Later than one year but not later than five years	753	472	690	464
Later than five years	10	18	10	18

Total	1,312	970	1,194	940

The operating lease payments charged to profit before income tax for the year ended 31 December 2014 were RMB774 million (2013: RMB736 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	Group		Company
	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Not later than one year	207	144	222	149
Later than one year but not later than five years	361	247	389	248
Later than five years	17	57	17	57

Total	585	448	628	454

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

38	INVESTMENTS IN SUBSIDIARIES

Company

	As at 31 December
	2014 RMB million	2013 RMB million

Unlisted investments at cost	11,705	4,165

(a)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2014:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC	PRC	60% directly	RMB4,000 million	Asset management

Pension Company	PRC	74.27% directly and indirectly	RMB2,500 million	Pension and annuity

AMC HK	Hong Kong, PRC	50% indirectly	Not applicable	Asset management

Suzhou Pension Company	PRC	100% directly	RMB300 million	Investment in retirement properties

CL AMP	PRC	85.03% indirectly	RMB588 million	Fund management

CL Wealth	PRC	100% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	Hong Kong, PRC	100% directly	Not Applicable	Investment

King Phoenix Tree Limited	Jersey Island	100% indirectly	Not Applicable	Investment

Non-controlling interests in subsidiaries are not significant to the Company.

(b)	The table below presents the basic information of the Company’s consolidated structured entities as at 31 December 2014:

Name	Percentage of shares held	Funds received	Principal activities

CL AMP Exchange Traded Realtime Fund	50.00% directly	RMB2,020 million	Investment management
CL AMP Money Market Fund	38.84% directly and indirectly	RMB13,900 million	Investment management
CL AMP CSI 300 Index Fund	52.10% directly	RMB1,237 million	Investment management
CL AMP Zunxiang Bond Fund	45.00% directly and indirectly	RMB648 million	Investment management
CL AMP Money Market Xinjinbao Fund	65.26% directly and indirectly	RMB246 million	Investment management

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

39	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for these directors, supervisors, chief executive and senior management for the year ended 31 December 2014 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2014 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2014 are as follows:

Name	Remuneration paid	Benefits in kind RMB Thousand	Total

Yang Mingsheng	445.5	402.9	848.4
Wan Feng (i)	100.3	93.7	194.0
Lin Dairen (ii)	399.9	370.9	770.8
Liu Yingqi (iii)	99.1	93.1	192.2
Miao Jianmin	—	—	—
Zhang Xiangxian	—	—	—
Wang Sidong	—	—	—
Sun Changji (iv)	—	—	—
Bruce Douglas Moore	320.0	—	320.0
Anthony Francis Neoh	300.0	—	300.0
Tang Jianbang (iv)	—	—	—
Su Hengxuan (v)	198.3	184.4	382.7
Miao Ping (v)	198.3	184.3	382.6
Chang Tso Tung Stephen (vi)	80.0	—	80.0
Huang Yiping (vi)	80.0	—	80.0

Note:

(i)	Wan Feng was appointed as non-executive director and Vice President on 25 March 2014 and resigned as non- executive director and Vice President on 5 August 2014.
(ii)	Lin Dairen was appointed as Chief Executive Officer on 29 April 2014.
(iii)	Liu Yingqi resigned as executive director on 25 March 2014.
(iv)	Sun Changji and Tang Jianbang resigned as independent directors on 29 May 2014. The resignation would not be effective until the appointment of new independent director was approved by the CIRC. In accordance with the regulations of the relevant PRC authorities, the Company did not pay any emoluments to Sun Changji and Tang Jianbang within the reporting period.
(v)	Su Hengxuan and Miao Ping were appointed as executive directors on 1 July 2014.
(vi)	Chang Tso Tung Stephen and Huang Yiping were appointed as independent directors on 20 October 2014.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

39	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2013 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Total	Deferred payment included in total	Actual paid included in total
	RMB Thousand

Yang Mingsheng	442.0	973.9	1,415.9	487.0	383.2	1,799.1	487.0	1,312.1
Wan Feng	397.8	876.5	1,274.3	438.3	353.0	1,627.3	438.3	1,189.0
Lin Dairen	393.4	866.8	1,260.2	433.4	349.4	1,609.6	433.4	1,176.2
Liu Yingqi	393.4	866.8	1,260.2	433.4	349.4	1,609.6	433.4	1,176.2
Miao Jianmin	—	—	—	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—	—	—	—
Wang Sidong	—	—	—	—	—	—	—	—
Sun Changji	—	—	—	—	—	—	—	—
Bruce Douglas Moore	250.0	70.0	320.0	—	—	320.0	—	320.0
Anthony Francis Neoh	250.0	50.0	300.0	—	—	300.0	—	300.0
Tang Jianbang	—	—	—	—	—	—	—	—

The compensation amounts for these directors for the year ended 31 December 2013 were restated based on the finalised amounts determined during 2014.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, the amounts of which have not been apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

39	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2014 are as follows:

Name	Remuneration paid	Benefits in kind	Total
	RMB Thousand

Xia Zhihua	396.5	371.5	768.0
Shi Xiangming	615.5	378.9	994.4
Luo Zhongmin (i)	62.5	—	62.5
Yang Cuilian	615.5	381.4	996.9
Li Xuejun	589.8	374.0	963.8
Xiong Junhong (ii)	—	—	—

(i)	Luo Zhongmin resigned as external supervisor on 29 May 2014.
(ii)	Xiong Junhong was appointed as supervisor on 20 October 2014.

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2013 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Total	Deferred payment included in total	Actual paid included in total
	RMB Thousand

Xia Zhihua	393.4	866.8	1,260.2	433.4	349.4	1,609.6	433.4	1,176.2
Shi Xiangming	615.5	482.1	1,097.6	—	332.7	1,430.3	—	1,430.3
Luo Zhongmin	120.0	30.0	150.0	—	—	150.0	—	150.0
Yang Cuilian	589.8	499.9	1,089.7	—	338.0	1,427.7	—	1,427.7
Li Xuejun	589.8	462.0	1,051.8	—	329.0	1,380.8	—	1,380.8

The compensation amounts for these supervisors for the year ended 31 December 2013 were restated based on the finalised amounts determined during 2014.

China Life Insurance Company Limited    Annual Report 2014

Notes to the Consolidated Financial Statements

For the year ended 31 December 2014

39	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include one director (2013: four directors) whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining four (2013: one) highest paid individuals are as follows:

	2014 RMB Thousand	2013 RMB Thousand

Basic salaries, housing allowances, other allowances and benefits in kind	3,816	1,610

The emoluments fell within the following bands:

	Number of individuals
	2014	2013

RMB0 – RMB1,000,000	4	—
RMB1,000,001 – RMB2,000,000	—	1
RMB2,000,001 – RMB3,000,000	—	—
RMB3,000,001 – RMB4,000,000	—	—
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2014, no emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office (for the year ended 31 December 2013: Nil).

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2014 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 4 of “SENSITIVITY RESULTS”.

ASSUMPTIONS

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 5.1% to 5.5% by 0.1% every year (remaining level thereafter). 12% grading to 17% by 1% every year (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk- adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 31 December 2014 and the value of one year’s sales for the 12 months to 31 December 2014, and their corresponding results as at 31 December 2013 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2014	31 December 2013

A	Adjusted Net Worth	194,236	107,522
B	Value of In-Force Business before Cost of Solvency Margin	300,712	271,837
C	Cost of Solvency Margin	(40,042)	(37,135)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	260,670	234,702
E	Embedded Value (A + D)	454,906	342,224
F	Value of One Year’s Sales before Cost of Solvency Margin	26,633	24,421
G	Cost of Solvency Margin	(3,380)	(3,120)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	23,253	21,300

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2014	31 December 2013

Exclusive Individual Agent Channel	21,740	19,639
Group Insurance Channel	464	532
Bancassurance Channel	1,048	1,129
Total	23,253	21,300

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in 2014
ITEM		RMB million

A	Embedded Value at Start of Year	342,224
B	Expected Return on Embedded Value	37,516
C	Value of New Business in the Period	23,253
D	Operating Experience Variance	563
E	Investment Experience Variance	39,338
F	Methodology, Model and Assumption Changes	(3,209)
G	Market Value and Other Adjustments	24,458
H	Exchange Gains or Losses	26
I	Shareholder Dividend Distribution	(8,479)
J	Other	(783)
K	Embedded Value as at 31 December 2014 (sum A through J)	454,906

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2014 opening net worth.
		C	Value of new business sales in 2014.
		D	Reflects the difference between actual operating experience in 2014 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
		E	Compares actual with expected investment returns during 2014.
		F	Reflects the effect of projection method, model enhancements and assumption changes.
		G	Change in the market value adjustment from the beginning of year 2014 to 31 December 2014 and other related adjustments.
		H	Reflects the gains or losses due to changes in exchange rate.
		I	Reflects dividends distributed to shareholders during 2014.
		J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results			RMB million
		VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN

Base case scenario		260,670	23,253
1.	Risk discount rate of 11.5%	248,363	21,962
2.	Risk discount rate of 10.5%	273,875	24,640
3.	10% increase in investment return	301,993	26,555
4.	10% decrease in investment return	219,647	19,971
5.	10% increase in expenses	257,909	21,435
6.	10% decrease in expenses	263,431	25,070
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	258,517	23,128
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	262,860	23,378
9.	10% increase in lapse rates	259,675	22,863
10.	10% decrease in lapse rates	261,613	23,585
11.	10% increase in morbidity rates	258,351	23,118
12.	10% decrease in morbidity rates	263,013	23,388
13.	10% increase in claim ratio of short term business	260,316	22,045
14.	10% decrease in claim ratio of short term business	261,024	24,460
15.	Solvency margin at 150% of statutory minimum	241,056	21,519

16.	Using 2013 EV assumptions	263,638	23,274

17.	Taxable income based on the accounting profit in accordance to the Provisions on the Accounting Treatment Related to Insurance Contracts under one possible scenario	262,577	22,894

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2014 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2014, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2014;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

China Life Insurance Company Limited    Annual Report 2014

Embedded Value

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Michael Freeman                Wesley Cui

24th March 2015

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Lan Yuxi of the Company.